CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

02049109

August 6, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

RECD S.E.C.
AUG 6 2002
1086

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases setting forth and discussing: (i) its financial results for the second quarter of 2002, dated July 25, 2002, and (ii) its operating income in second quarter of 2002, dated July 25, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

dlw 8/7

Jaime A. El Koury

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

2Q02

CONTENTS

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,414 million in 2Q02 and Ps. 3,023 million in 1H02 (first six months of 2002)
- EPS was Ps. 0.15 in 2Q02 and Ps. 0.33 in 1H02
- Excluding the Ps. 208 million charge of the sale of Far-Ben *(see Recent Events, pg.6)*, ROAE was 14.5% and ROAA 1.5% in 2Q02

Banking Business

- Net income was Ps. 1,336 million in 2Q02 and Ps. 2,863 million in 1H02
- Excluding the Ps. 208 million charge of the sale of Far-Ben *(see Recent Events pg.6)*, ROAE was 15.8% and ROAA 1.4% in 2Q02
- Net interest margin was 5.1% in 2Q02, 20 basis points higher than in 1Q02
- Fee income was Ps. 2,690 million in 2Q02, 15.2% higher than 2Q01
- Non-interest expense was Ps. 4,392 million in 2Q02, 11.8% below 2Q01
- Efficiency ratio was 57.2% in 2Q02, compared to 58.6% in 2Q01
- Loans to the private sector increased 2.9% in 2Q02 compared to 1Q02. Consumer loans increased 9.3% in 2Q02 compared to 1Q02, and 31.6% compared to 2Q01
- Demand deposits increased 8.7% in 2Q02 and 16.1% from 2Q01 to 2Q02, reaching Ps. 136,324 million
- Capitalization ratio at June 2002, including market risk, of 15.0% with Tier 1 capital of 11.9%

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 131 million in 2Q02
- Bancomer Transfer Services reported net income of Ps. 31 million in 2Q02

Group Subsidiaries

- Seguros Bancomer reported net income of Ps. 62 million in 2Q02, 15.2% higher than in 1Q02
- Pensiones Bancomer registered net income of Ps. 45 million in 2Q02, 36.6% higher than in 1Q02
- Casa de Bolsa Bancomer registered net income of Ps. 16 million in 2Q02
- Bancomer Gestión reported net income of Ps. 23 million in 2Q02, 15.0% higher than in 1Q02

Figures shown are in constant Peso terms as of June 30, 2002 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)


3,388
,023
1,532
1,397
,452
1,609
1,414
2Q01
3Q01
4Q01
1Q02
2Q02

GFBB EPS (Ps. Fully-Diluted)


0.37
0.33
0.17
0.16
0.15
0.17
0.15
2Q01
3Q01
4Q01
1Q02
2Q02

GFBB ROAE (% Annualized)


17.2
13.8
14.9
13.5
13.8
14.8
12.5
6M01
6M02
2Q01
3Q01
4Q01
1Q02
2Q02

GFBB ROAA (% Annualized)


1.6
1.4
1.5
1.3
1.4
1.5
1.3
2Q01
3Q01
4Q01
1Q02
2Q02

Banking Business Capitalization (%)
Net Capital to Risk-Weighted Assets


14.9
14.9
15.7
14.9
15.0
2Q01
3Q01
4Q01
1Q02
2Q02

Summary of Results and Selected Statistical Information

NOTE: In order to facilitate the comparative analysis of the Company's recurring business, the following document and discussion on the Income Statements for Grupo Financiero BBVA Bancomer and Subsidiaries and for the Banking Business and Subsidiaries, were based on the Income Statements adjusted for the effects of the sale of the Company's stake in Far-Ben (see "Recent Events" on pg. 6), presented on pages 24 and 32, respectively.

Net Income Millions of Pesos	**6 Months 2002**	**6 Months 2001**	**2Q 2002**	**1Q 2002**	**2Q 2001**
GRUPO FINANCIERO BBVA BANCOMER	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**
Holding company own income	(85)	(94)	(45)	(41)	(42)
Banking Business	2,863	3,239	1,336	1,527	1,442
Insurance Businesses	194	206	107	87	109
Casa de Bolsa Bancomer	52	70	16	37	40
Bancomer Gestión	43	0	23	20	0
Minority interest and others (1)	(44)	(33)	(23)	(21)	(17)

(1) Minority interest excludes banking business subsidiaries and includes Seguros Bancomer. Starting 2Q2, it also includes Fianzas Probursa, with 1Q02 and 2Q01 correspondingly adjusted.

Grupo Financiero BBVA Bancomer **Balance Sheet** Millions of Pesos	**6 Months 2002**	**6 Months 2001**	**2Q 2002**	**1Q 2002**	**2Q 2001**
Assets					
Cash and due from banks	63,345	47,006	63,345	54,012	47,006
Investment and trading in securities and derivatives	72,127	47,746	72,127	70,062	47,746
Total loan portfolio	249,305	264,531	249,305	251,880	264,531
Loan-loss provisions	(12,767)	(16,701)	(12,767)	(13,642)	(16,701)
Deferred taxes	24,383	26,344	24,383	24,993	26,344
Other assets	36,070	41,137	36,070	34,050	41,137
Total Assets	**432,463**	**410,063**	**432,463**	**421,355**	**410,063**
Liabilities					
Traditional Funding	316,872	311,021	316,872	304,772	311,021
Bank and other loans	47,573	33,075	47,573	47,855	33,075
Subordinated debentures	6,418	7,896	6,418	6,348	7,896
Other liabilities	9,332	10,409	9,332	12,527	10,409
Total Liabilities	**380,195**	**362,401**	**380,195**	**371,502**	**362,401**
Total Shareholders' Equity	**52,268**	**47,662**	**52,268**	**49,853**	**47,662**
Income Statement					
Adjusted net interest margin	7,744	10,098	3,966	3,778	4,790
Net commission and fee income	5,637	4,879	2,816	2,822	2,485
Trading income	1,217	1,721	466	749	1,096
Total operating income	14,598	16,698	7,248	7,350	8,371
Non-interest expense	(9,053)	(10,450)	(4,482)	(4,571)	(5,216)
Operating income	5,545	6,248	2,766	2,779	3,155
Net income from ongoing operations	3,338	3,494	1,654	1,684	1,567
Net income	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**

Grupo Financiero BBVA Bancomer Per Share Data and Market Capitalization	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Net Income (Millions of Pesos)	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**
Per share data					
Net income					
Primary[1]	0.33	0.38	0.15	0.17	0.17
Fully diluted[1]	0.33	0.37	0.15	0.17	0.17
Majority equity book value (fully diluted)	5.06	4.62	5.06	4.88	4.62
Total shares outstanding (millions,end-of-period)	9,277	9,126	9,277	9,225	9,126
Total shares outstanding, fully diluted (millions, end-of-period)	9,277	9,276	9,277	9,277	9,276
Price (nominal Pesos)	8.12	8.97	8.12	9.88	8.97
Market capitalization (millions of nominal Pesos)	75,329	81,860	75,329	91,143	81,860
P/E	12.76	18.72	12.76	15.40	18.72
P/BV	1.60	2.03	1.60	2.05	2.03
Per ADR data (USD)[2]					
Net income					
Primary	0.70	0.80	0.32	0.38	0.37
Fully diluted	0.70	0.79	0.32	0.38	0.36
Book value, fully diluted	10.16	10.18	10.16	10.82	10.18

(1) Based on average outstanding shares for the period (2) 20 ordinary series "B" shares per ADR.

Banking Business	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Branches (1)	1,681	2,159	1,681	1,681	2,159
ATMs	3,732	3,930	3,732	3,718	3,930
Employees	26,349	29,272	26,349	26,856	29,272
Profitability ratios (%)					
Net interest margin[A]	5.0	5.7	5.1	4.9	5.5
Return on average assets (ROAA)[A]	1.3	1.6	1.3	1.4	1.4
Return on average majority equity (ROAE)[A]	15.3	19.2	13.7	16.4	16.3
Efficiency[B]	57.3	59.3	57.2	57.4	58.6
Asset quality indicators (%)					
Net past-due loan ratio, excluding Fobaproa	(0.6)	(1.1)	(0.6)	(1.0)	(1.1)
Gross past-due loan ratio, including Fobaproa	4.8	5.6	4.8	4.8	5.6
Gross past-due loan ratio, excluding Fobaproa	7.3	8.5	7.3	7.4	8.5
Net past-due loan to equity ratio	(2.0)	(4.4)	(2.0)	(3.4)	(4.4)
Reserve coverage	107.6	112.2	107.6	112.1	112.2
Loan portfolio growth, real terms[C]	(4.0)	(6.5)	(1.0)	(3.0)	(3.0)
Capitalization ratios (%)[D]					
Tier-1 capital	11.9	11.3	11.9	11.4	11.3
Total capital	15.0	14.9	15.0	14.9	14.9

(A) Annualized (B) Non-interest expense / Total income, excluding provisions (C) Excluding FOBAPROA (D) Including credit and market risk
(1) As of 1Q02, the number of branches reported is only physical offices.

Recent Events

The Mexican government and IPAB sell their stake in GFBB

On June 26, 2002, the Mexican government and the Mexican Bank Deposit Agency (IPAB) sold a total of 1,032,201,860 shares of GFBB, equivalent to 11.1% of total shareholders' equity, in a simultaneous secondary offering, public in Mexico and private in international markets, at a price of Ps. 8.10 per share. Banco Bilbao Vizcaya Argentaria (BBVA) purchased 276 million shares in this offering, equivalent to 3% of total shareholders' equity.

GFBB becomes an Affiliate Holding Company

On June 28, 2002, GFBB became an Affiliate Holding Company as a result of BBVA International Investment Corporation, a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria (BBVA), reaching 51.0% ownership of GFBB's stock, as previously authorized by the Ministry of Finance (Secretaría de Hacienda y Crédito Público) on May 9, 2002.

As a result of becoming an Affiliate Holding Company, a conversion of Series "O" shares for Series "F" and "B" shares took place on July 19, 2002. This conversion does not imply any change in voting or economic rights of GFBB shares, or the rights of minority shareholders of GFBB.

Successful "Creditón Nómina" campaign

Since the campaign was launched last April 22, a total of 79,636 "Creditón Nómina" payroll loans worth Ps. 1,055 million have been originated. This campaign again proves the commercial success of the Banks' consumer loan programs, which also resulted in a total origination of 155,841 new credit cards and 4,495 car loans during 2Q02.

Update on "Proyecto Cliente"

Launched six months ago, "Proyecto Cliente" has progressed towards its goal of shaping Bancomer into the most highly perceived bank for its customer service. The project has been broken down into eight corporate-action programs, to which the following accomplishments are attributable to this date:

1. Optimized office and client management: A series of measures to differentiate service and reduce response times have been implemented. Twenty-five large groups of clients that generate the highest transaction loads at branches were identified, assigned a relationship manager, and offered differentiated, electronically-channeled solutions to their specific needs.
2. Customer inquiry response time: The response backlog was fully taken care of and the causes of such inquiries are being resolved.
3. Reduced processing times: A 31% reduction in delivery time for account statements was achieved.
4. Database fine-tuning: Cancelled or inactive accounts have been eliminated from the database and information on 500 thousand clients is in the process of being updated.
5. Service levels: A service-availability goal was established by channel (e.g. ATM, Internet, branch, telephone and point-of-sale terminal), which has been surpassed and stands at levels of 99%.
6. Security and fraud prevention: A total of 124 technologically-obsolete ATMs have been substituted to reduce the risk of fraud.
7. Attitude towards service: Bank employees have received over 154 thousand hours of training.
8. Client– internal supplier chain: A series of internal surveys have been recollected to improve processes.

Bancomer signs agreement with Infonavit to finance housing

On June 25, 2002, Bancomer signed an agreement with the National Housing Institute (Infonavit) to grant mortgage loans to workers with beneficial Infonavit rights on preferential terms, based on article 43-bis of the Law of Infonavit (Ley del Infonavit).

The agreement states that workers requesting a loan to a financial institution can back it with their corresponding Infonavit balance, i.e. the loan could be serviced via workers' saved Infonavit funds in case of unemployment. Additionally, further contributions from the employer once the loan has been granted can be applied to amortize the balance of the loan.

Bancomer will finance up to 80% of asset value (which must range between Ps. 350 thousand and Ps. 500 thousand) at a fixed rate of 15.5%, with a 1% underwriting fee and 15-year maturity.

Bancomer and Telefónica join forces in Adquira

On March 13, 2002, Bancomer formalized its partnership in Adquira México, a B2B, e-commerce company, subsidiary of Grupo Telefónica de España. Through this agreement, Bancomer will be able to offer its clients auctioning services and an e-marketplace, as well as a purchasing club for products and services via a technological platform which allows companies to digitalize purchases, generating important savings in traditional processes and supporting supply-chain efficiency.

This is a strategic step towards the goal of giving depth to client relationships at Bancomer by offering added-value solutions in addition to traditional financial services.

Conversion of subordinated debt into GFBB shares

On May 22, 2002, a total of 30,000,000 subordinated debentures were converted before maturity into 51,993,000 series "O" shares of GFBB shareholders' equity. Thus, GFBB's paid-in capital is currently represented by a total of 9,276,606,822 shares.

The funds from this transaction were used to capitalize Bancomer, as approved at an extraordinary shareholders' meeting held June 28, 2002, increasing the Bank's shareholders' equity by Ps. 286 million.

GFBB sells stake in Far-Ben

On June 28, 2002, Bancomer and other GFBB subsidiaries sold their equity stake in Far-Ben, S.A. de C.V. Bancomer's aforementioned stake was registered in "For Sale Securities" as it was not considered a strategic holding, nor did it represent an investment related to the Company's core business.

Based on Accounting Principles for Credit Institutions (Criterios de Contabilidad para las Instituciones de Crédito) established by the Mexican Banking and Securities Commission (CNBV), the adjustments resulting from marking-to-market, monetary gains or losses, and deferred taxes related to "For Sale Securities" are made to shareholders' equity. At the moment a position of this nature is sold, it is necessary to reverse the effect on shareholders' equity and recognize it in the Income Statement.

As a result, this transaction implied a Ps. 208 million charge on the Income Statement and a net positive impact on shareholders' equity for Ps. 69 million. This transaction entailed cash income of Ps. 40.3 million.

Income Statement	Amount
Monetary gain (loss)	(117)
Mark-to-market gain (loss)	(246)
Deferred taxes	155
Total Net charge	**(208)**

Shareholders' Equity	Amount
Monetary gain (loss)	117
Mark-to-market gain (loss)	246
Deferred taxes	(86)
Charge to Income Statement	(208)
Total Net credit	**69**

Millions of Pesos

The aforementioned sale of the equity stake in Far-Ben was completed on the condition that the company be capitalized before September 5, 2002. In such case that this condition is not met, the transaction could be reversed at a price agreed on by all parties.

Banking Business: Income Statement

GFBB's Banking Business reported operating income of Ps. 2,716 million in 2Q02, 0.7% higher than the previous quarter, despite having only one Afore contribution in this period. The combination of higher net interest income and favorable performance of fee income, together with lower provisioning and continued curbing of expenses, supported sustained operating income compared to 1Q02, despite a seasonally lower Afore contribution, thus confirming the improving trend in the Banking Business' recurring income.

Banking Business: Income Statement Millions of Pesos	**6 Months 2002**	**6 Months 2001**	**2Q 2002**	**1Q 2002**	**2Q 2001**
Net interest income	**8,935**	**10,715**	**4,534**	**4,401**	**5,081**
Loan-loss provisions	(1,201)	(739)	(573)	(628)	(355)
Net interest income after provisions	**7,734**	**9,976**	**3,961**	**3,773**	**4,726**
Fee and commission income	5,384	4,663	2,690	2,694	2,335
Trading income	1,171	1,696	457	714	1,084
Operating income	**14,289**	**16,335**	**7,108**	**7,181**	**8,145**
Non-interest expense	(8,877)	(10,127)	(4,392)	(4,485)	(4,982)
Net Operating income	**5,412**	**6,208**	**2,716**	**2,696**	**3,163**
Other income (expense) (net)	(191)	(619)	(79)	(112)	(489)
Net monetary gain (loss) (others)	(338)	(469)	(159)	(179)	(223)
Net Income before taxes	**4,883**	**5,120**	**2,478**	**2,405**	**2,451**
Incurred income tax and profit-sharing	(249)	(364)	(87)	(162)	(134)
Deferred income tax and profit-sharing	(1,260)	(1,480)	(658)	(602)	(850)
Net income before non-cons. subs., assoc. & affil.	**3,374**	**3,276**	**1,733**	**1,641**	**1,467**
Net income from non-cons. subs., assoc. & affil.	(195)	68	(156)	(39)	8
Net income from ongoing operations	**3,179**	**3,344**	**1,577**	**1,602**	**1,475**
Discontinued operations, extraordinary items and changes in accounting policies (1)	(208)	0	(208)	0	0
Net income before minority interest	**2,971**	**3,344**	**1,369**	**1,602**	**1,475**
Minority interest	(108)	(105)	(33)	(75)	(33)
Net income	**2,863**	**3,239**	**1,336**	**1,527**	**1,442**

(1) For comparability purposes, this Income Statement accounts for the effect of the sale of Far-Ben as an extraordinary item (see pg. 6 and 32)

Net Interest Margin

Net interest margin stood at 5.1% in 2Q02, a 20 basis-point improvement over the previous quarter, despite a 90 basis-point drop in the average 28-day interbank rate (TIIE) over the same period.

This positive outcome is a result of constant price management and greater loan volumes observed this quarter, in addition to higher net interest income on repurchase agreements.

It is also important to highlight the fact that, as interest rates have shown downward pressure, the ratio of net interest margin to TIIE has increased, i.e. in 2Q01, the net interest margin was equivalent to 39.3% of the interbank rate, whereas in 2Q02, this percentage has increased to 67.1%.

28-Day TIIE (%, Average for the quarter)


14.0
5.5
8.5
4.9
7.6
5.1
2Q01
1Q02
2Q02
TIIE NIM

Banking Business: Net Interest Margin Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Net interest income on loans and deposits	**7,899**	**9,610**	**3,954**	**3,945**	**4,452**
Interest income on loans and equity investments	15,132	26,595	7,418	7,714	12,246
Interest expense on deposits and funding	(7,233)	(16,986)	(3,464)	(3,769)	(7,794)
Net fee and commission income	**188**	**257**	**80**	**108**	**95**
Fee and commission income	188	257	80	108	95
Fee and commission expense	0	0	0	0	0
Net interest income on repo transactions	**369**	**29**	**247**	**122**	**154**
Repo interest income	7,532	7,890	3,588	3,944	3,348
Repo interest expense	(7,163)	(7,861)	(3,341)	(3,822)	(3,194)
Net interest income before monetary result	**8,456**	**9,895**	**4,281**	**4,175**	**4,701**
Monetary gain (loss)	**479**	820	253	226	380
Net interest income	**8,935**	**10,715**	**4,534**	**4,401**	**5,081**
Net interest margin[1] (%)	**5.0%**	**5.7%**	**5.1%**	**4.9%**	**5.5%**
Average interest-earning assets[2]	359,637	376,181	356,876	362,397	370,111

(1) Annualized. (2) Includes the gross balance of the Fobaproa note.

Non-Interest Income

Non-interest income for the Banking Business reached Ps. 3,147 million in 2Q02, 85.5% attributable to fee and commission income and the remaining 14.5% to trading income.

In 1H02, non-interest income was Ps. 6,555 million, 3.1% higher than in 1H01, evidencing the continuing contribution of this line item to the Bank's recurring income.

Fee and Commission Income

Fee income for the Banking Business was Ps. 2,690 million in 2Q02, flat versus last quarter despite registering only one bi-monthly contribution from the Afore, and 15.2% higher than in 2Q01. Eliminating income from the Afore, growth in fee income in 2Q02 was 14.1% compared to the previous quarter.

The favorable performance of fee income in 2Q02 is mainly attributable to 30.0% growth in money transfer and remittance fees, 11.9% in mutual fund management fees, and 11.1% in credit card and ATM fees, all from 1Q02 to 2Q02.

Fee income accounted for 61.2% of operating expenses in 2Q02, versus 46.9% in 2Q01, reiterating the significant contribution of this type of income in stabilizing Banking Business' earnings.

In 1H02, fee and commission income was Ps. 5,384 million, 15.5% higher than the same period in 2001 and accounted for 60.7% of operating expenses, versus 46.0% a year earlier.

Trading Income

Trading income reached Ps. 457 million in 2Q02, highlighting the results of the bank customer's currency exchange business, which generated Ps. 269 million over the quarter, and which accounts for 42.0% of trading income in 2002. Also noteworthy is the fact that the trading business continues to post positive results due to adequate management by the Bank's treasury, despite recent volatility in financial variables, and in particular in interest rates, over the past quarter.

Banking Business: Non-Interest Income Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Non-interest income	**6,555**	**6,359**	**3,147**	**3,408**	**3,419**
Net fee and commission income	**5,384**	**4,663**	**2,690**	**2,694**	**2,335**
Account management	1,094	957	572	523	486
Money transfers and remittances	765	576	433	333	345
Credit card and ATMs	1,404	1,110	739	665	583
Mutual fund management	517	528	273	244	283
Pension fund and SAR management	1,189	1,167	454	735	447
Others	414	324	219	194	191
Trading income	**1,171**	**1,696**	**457**	**714**	**1,084**
Currency exchange[1]	492	425	269	223	184
Other trading income	679	1,271	188	491	900

(1) As of this quarter, the table presents a breakdown of the branch network's currency exchange business in order to trace its recurrent nature
Data for 1Q02 and 2Q01 was reconstructed under the same criteria

Non-Interest Expense

The Banking Business' non-interest expense continued its downward trend of the last eight consecutive quarters, reaching Ps. 4,392 million in 2Q02, 2.1% lower than the previous quarter and 11.8% below 2Q01.

It is worth mentioning that manageable expenses (wages and employee benefits and administrative and operating expenses) dropped 11.4% in 2Q02, compared to the same year-earlier quarter, to Ps. 3,290 million. More specifically, the decline in maintenance and real estate management expense, as well as in professional fees and technical assistance, are worth stressing.

The improving trend in expenses is also reflected in the 12.3% reduction achieved in 1H02 versus 1H01 in this line item, due to expense control programs implemented parallel to the integration process and consolidation of the business, as well as to the Efficiency and Cost Program (EFYCO).

Banking Business: Non-Interest Expense Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Non-interest Expense	**8,877**	**10,127**	**4,392**	**4,485**	**4,982**
Wages and employee benefits	4,036	4,124	2,009	2,027	2,050
Administrative & operating expenses	2,590	3,313	1,281	1,309	1,662
Rents, depreciation & amortization	1,136	1,376	560	576	618
Taxes other than income tax and profit-sharing	452	610	220	232	307
Contribution to IPAB	663	704	322	341	345

Breakdown Analysis of Recurring Income and Expenses

Managing the net interest margin, fee and commission income, and expenses, has stabilized the Banking Business' profitability, helping to absorb the impact of declining interest rates observed in Mexico over the past year. The annualized net interest margin was equal to 4.3% of total average assets in 2Q02, compared to 4.9% in 2Q01, and contributed 62.8% of total income in 2Q02 versus 68.5% in 2Q01, mostly as a result of lower interest rates.

Nonetheless, in 2Q02, the percentage of fee and commission income to total average assets is 29 basis points higher than in 2Q01. This quarter, fees and commissions contributed 37.2% of total income, compared to only 31.5% in 2Q01.

Furthermore, as a result of successful cost control efforts, operating expenses have dropped from 4.8% of total average assets in 2Q01, to 4.2% in 2Q02.

The quarterly comparison of the difference between income and expenses is crescent; from 2.4% in 2Q01, to 2.5% in 1Q02, to 2.7% in 2Q02, reflecting improved quality of earnings. Moreover, this ratio for 1H02 is 3 basis points higher than in 1H01, evidencing the entire absorption of the 800 basis-point drop in the 28-day interbank rate (TIIE) over the same period. The aforementioned analysis is once again proof of the fact that the Banking Business' recurring line items have consolidated in order to stabilize earnings.

On account of management's successful management of income –including trading income- and expenses, the efficiency ratio has dropped 140 basis points to 57.2% from 2Q01 to 2Q02, also 20 basis points lower than the 57.4% ratio reported in 1Q02.

Banking Business: Income and Expense Breakdown Analysis Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Net interest income	8,935	10,715	4,534	4,401	5,081
Commission and fee income	5,384	4,663	2,690	2,694	2,335
Total income	14,319	15,378	7,224	7,095	7,416
Total expenses	8,877	10,127	4,392	4,485	4,982
Total Average Assets	**424,644**	**414,344**	**421,654**	**423,433**	**412,472**
Net interest margin	4.21%	5.17%	4.30%	4.16%	4.93%
Commission and fee income	2.54%	2.25%	2.55%	2.54%	2.26%
Total income (A)	6.74%	7.42%	6.85%	6.70%	7.19%
Total expenses (B)	4.18%	4.89%	4.17%	4.24%	4.83%
Difference (A-B)	**2.56%**	**2.53%**	**2.68%**	**2.46%**	**2.36%**
Efficiency (includes trading income)	**57.3%**	**59.3%**	**57.2%**	**57.4%**	**58.6%**

The recurring income and expense breakdown analysis was included in 1Q02's press release in quarterly terms. Nonetheless, for comparative purposes, the data in this table has been annualized.

Results from Non-Consolidated Subsidiaries, Associates and Affiliates

In 2Q02, a charge of Ps. 156 million was taken in income from non-consolidated subsidiaries mainly due to a loss of Ps. 128 million from Onexa, S.A. de C.V., one of the Bank's subsidiaries and holding company of Alestra, S.A. de C.V..

Extraordinary Items

On account of the sale of the equity stake in Far-Ben, S.A. de C.V. *(see Recent Events, pg. 6)*, a charge of Ps. 208 million was taken in 2Q02 income and a credit of Ps. 277 million was recognized in shareholders' equity. The net impact was a credit to shareholders' equity of Ps. 69 million.

Banking Business: Balance Sheet

Cash and Due From Banks

The balance of cash and due from banks in 2Q02 was Ps. 63,258 million, a 17.3% increase equivalent to Ps. 9,313 million compared to 1Q02, as a result of higher balances in Bank deposits.

Performing Loans

Total loans to the private sector (commercial, consumer and mortgage) performed well in 2Q02, up 2.9% compared to 1Q02 and reversing the decreasing performance for the loan portfolio over the past three quarters. Consequently, loans to the private sector weighed 82.3% of the total loan book in 2Q02, versus 79.1% in 2Q01. Bancomer has also managed to increase market share for loans over the first half of 2002, demonstrating the strength of its distribution channels and management schemes to market credit-related products.

Consumer loans increased 31.6% from 2Q01 to 2Q02 and 9.3% from 1Q02 to 2Q02, proof of the success of the Bank's marketing campaigns. The "Creditón Nómina" campaign has resulted in 79,636 new loans for a total of Ps. 1,055 million in 2Q02. Furthermore, this quarter a total of 4,495 car loans were granted and 155,841 credit card accounts opened.

In regards to the commercial loan portfolio, Peso balances increased 1.8% in 2Q02 on account of greater loan demand in the middle market and corporate segments, highlighting the fact that growth in the loan book came from diversified segments and products. The Dollar balances of commercial loans rose 10.4%, mostly attributable to the depreciation of the exchange rate over the quarter.

Moreover, this quarter Bancomer once again was an active participant in the fixed-income capital markets, participating in investment banking activity worth Ps. 9,215 million in corporate debt, reaching 22.3% market share as of June 2002 and consolidating its role as a market leader while boosting fee income.

The total loan portfolio contracted 1.0% in 2Q02 when including loans to government entities due to an amortization of Ps. 5,400 million related to government debtor-support programs.

Banking Business: Performing Loans[1] Millions of Pesos		Commercial	Financial Entities	Consumer	Mortgage	Loans to Private Sector	Government Entities	Total
2Q02	Pesos	31,978	0	16,863	10,990	59,831	8,727	**68,558**
	US$	32,288	0	0	0	32,288	5,925	**38,213**
	UDIS	1,609	0	0	30,322	31,931	11,942	**43,873**
	Total	**65,875**	**0**	**16,863**	**41,312**	**124,050**	**26,594**	**150,644**
1Q02	Pesos	31,404	0	15,428	11,024	57,857	14,032	**71,888**
	US$	29,244	0	0	0	29,244	5,520	**34,764**
	UDIS	1,803	0	0	31,627	33,430	12,082	**45,512**
	Total	**62,451**	**0**	**15,428**	**42,652**	**120,530**	**31,634**	**152,165**
2Q01	Pesos	29,959	0	12,816	11,216	53,991	20,248	**74,239**
	US$	33,408	0	0	0	33,408	2,510	**35,918**
	UDIS	3,053	0	0	34,999	38,052	12,450	**50,502**
	Total	**66,421**	**0**	**12,816**	**46,215**	**125,451**	**35,208**	**160,659**

(1) Excludes FOBAPROA.

Fobaproa

The balance of Fobaproa/IPAB notes for the Banking Business, net of deposits in checking accounts, reached Ps. 113,757 million at the end of June 2002. Net of reserves worth Ps. 26,961 million, the total balance reached Ps. 86,796 million as of the same date.

Banking Business: Fobaproa/IPAB Notes Millions of Pesos, June 2002	Notes with "loss sharing"	Notes without "loss sharing"	Total
Gross balance of notes	88,762	40,644	129,406
Deposits in checking accounts	(14,856)	(793)	(15,649)
Balance of notes net of deposits	**73,906**	**39,8511**	**13,757**
Reserves	(26,961)	0	(26,961)
Balance of notes net of reserves	**46,945**	**39,851**	**86,796**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of checking account deposits, was Ps. 73,906 million as of the end of June, 2002. Net of reserves, this balance reached Ps. 46,945 million as of the same date. Recoveries (including repossessed assets) accounted for 20.8% of the gross note as of June, 2002.

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos, June 2002	Balance			Recovery as % of Gross Balance		
	Commercial	Mortgage	Total	Commercial	Mortgage	Total
Gross balance of notes	66,410	22,352	**88,762**			
Deposits in checking accounts	(10,750)	(4,106)	**(14,856)**	16.2%	18.4%	16.7%
Balance of notes net of deposits	**55,660**	**18,246**	**73,906**			
Reserves	(22,399)	(4,562)	**(26,961)**			
Net balance of notes	**33,261**	**13,684**	**46,945**			
Recoverable base						
Repossessed assets	3,407	200	**3,607**	5.1%	0.9%	4.1%
Originating loans	7,183	9,803	**16,986**			
Accumulated interest	6,854	4,441	**11,295**			
Total	**17,444**	**14,444**	**31,888**	21.3%	19.3%	20.8%

The maximum contingency on Fobaproa notes as of June 30, 2002 was Ps. 26,961 million, including Ps. 8,473 million of the incentive scheme. This contingency is 100% reserved as of June 2002, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,664 million.

Recoveries (Millions of Pesos) As a % of Recoverable Base	0%	20%	40%	60%
As a % of Fobaproa Note	0%	9%	17%	26%
Balance of notes net of deposits	73,906	73,906	73,906	73,906
Additional recovery	0	(6,378)	(12,755)	(19,133)
Net balance	**73,906**	**67,528**	**61,151**	**54,773**
Loss sharing (25% of Balance of notes net of deposits)[1]	18,488	16,896	15,302	13,707
Incentive scheme	8,473	8,401	7,906	7,358
Total contingency	**26,961**	**25,297**	**23,208**	**21,065**
Current reserves	(26,961)	(26,961)	(26,961)	(26,961)
Maximum additional contingency (benefit)	**0**	**(1,664)**	**(3,753)**	**(5,896)**

(1)In the case of a note totaling Ps.283 million, the loss sharing is 30%

Asset Quality

Loan Portfolio Rating

As of June 2002, A and B rated loans accounted for 94.2% of the total loan portfolio, compared to 92.4% as of June 2001. Reserve requirements on this portfolio stood at Ps. 12,763 million at the end of 2Q02, which includes 100% reserves on past-due interest and charge-offs taken after the portfolio rating.

Banking Business: Loan Portfolio Rating
Millions of Pesos

Risk Level	Balance	%	Reserve	%
A	261,060	87.6%	745	5.8%
B	19,706	6.6%	2,376	18.5%
C	9,393	3.2%	3,347	26.1%
D	5,339	1.8%	3,771	29.4%
E	2,437	0.8%	2,576	20.1%
TOTAL	**297,935**	**100.0%**	**12,814**	**100.0%**
Minus:				
Loan charge-offs			51	
Total requirement	**297,935**		**12,763**	

Commerical loan rating based on end-of-June balances and mortgage and consumer loan ratings on end-of-May balances
Includes gross balance of the Fobaproa/IPAB notes

Non-Performing Loans

The non-performing loan balance dropped 2.5% in 2Q02 and 20.2% over the past twelve months, closing at Ps. 11,864 million at the end of June 2002. The NPL ratio thus stood at 4.8% at June 2002, comparing favorably to 5.6% at June 2001.

Banking Business: Non-Performing Loans Millions of Pesos		Commercial	Financial Entities	Consumer	Mortage	Government Entities	Total
2Q02	Pesos	1,715	0	986	2,044	0	**4,745**
	US$	2,558	0	0	0	0	**2,558**
	UDIS	656	0	0	3,905	0	**4,561**
	Total	**4,929**	**0**	**986**	**5,949**	**0**	**11,864**
1Q02	Pesos	1,599	0	930	2,477	0	**5,007**
	US$	2,721	0	0	0	0	**2,721**
	UDIS	873	0	0	3,571	0	**4,444**
	Total	**5,193**	**0**	**930**	**6,048**	**0**	**12,171**
2Q01	Pesos	2,500	0	981	4,157	0	**7,638**
	US$	3,238	0	0	0	0	**3,238**
	UDIS	930	0	0	3,056	0	**3,986**
	Total	**6,669**	**0**	**981**	**7,213**	**0**	**14,863**

Provisions for Loan Losses

A total of Ps. 573 million in loan loss provisions were registered on the income statement in 2Q02, equivalent to 0.4% of total average loans for the quarter (1.5% in annualized terms). With these additional reserves, the past-due loan coverage ratio was 107.6% as of June 2002.

Banking Business: Loan Loss Provisions Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
Provisions for loan losses (end-of-period)	**12,767**	**16,680**	**12,767**	**13,642**	**16,680**
As % of end-of-period gross loans[1]	**7.9**	**9.5**	**7.9**	**8.3**	**9.5**
As % of end-of-period gross past-due loans	**108**	**112**	**108**	**112**	**112**
Allocation to provisions	**(3,148)**	**(10,236)**	**(1,641)**	**(1,507)**	**(4,412)**
Provisions for loan losses					
Beginning balance	**14,527**	**24,872**	**13,642**	**14,527**	**20,976**
Plus:					
Charges to results	1,201	739	573	628	355
Charge-off recoveries	88	78	31	57	55
Others[2]	0	1,751	0	0	0
	1,289	2,568	604	685	410
Minus:					
Charge-offs for consumer loans	(163)	(73)	(63)	(100)	(73)
Charge-offs for commercial loans	(1,189)	(8,521)	(876)	(313)	(3,354)
Charge-offs for mortgage loans	(1,106)	(952)	(374)	(732)	(660)
Subtotal charge-offs	(2,458)	(9,547)	(1,313)	(1,145)	(4,087)
Applications to performing commercial loans (Punto Final)	(11)	(33)	(3)	(8)	(20)
Applications to performing mortgage loans (Punto Final)	(679)	(656)	(325)	(354)	(305)
Subtotal applications to performing loans	(690)	(689)	(328)	(362)	(325)
Monetary loss	99	(523)	162	(63)	(295)
	(3,049)	**(10,760)**	**(1,479)**	**(1,570)**	**(4,706)**
Ending balance	**12,767**	**16,680**	**12,767**	**13,642**	**16,680**

(1) Excludes Fobaproa/IPAB

(2) Includes loan loss provisions reinstated related to the 1Q01 rent program totaling Ps.1,522 million

The cost of the Banking Business' debtor-support programs in 2Q02 was Ps. 328 million. The balance of mortgage loans and commercial loans benefiting from these programs was Ps. 28,391 million and Ps. 754 million, respectively, as of June 2002.

Deferred Taxes

As of 2Q02, the closing balance of net deferred taxes for the Banking Business dropped Ps. 604 million to close at Ps. 24,168 million as of June 2002. The breakdown of this amount was Ps. 25,546 million in deferred tax assets and Ps. 1,378 million in deferred tax liabilities.

Of total deferred tax assets as of June 2002, 52.8% is accounted for by loan-loss provisions, 36.5% by tax-loss carryforwards, and the remaining 10.7% by tax losses on equity sales.

Deposits

Total deposits for the Banking Business as of 2Q02 increased 3.7% or Ps. 13,375 million, compared to the previous quarter. This growth is attributable to the successful commercial strategies to increase deposits at the branch network, also leading to greater market share in all categories of deposits compared to December 2001.

More specifically, demand deposits increased Ps. 10,952 million, or 8.7% from 1Q02 to 2Q02 and 16.1% from 2Q01 to 2Q02, again improving the funding mix. The share of demand deposits to traditional funding went from 37.7% in 2Q01 to 42.9% in 2Q02.

Banking Business: Deposits Millions of Pesos		Checking & Savings	Time/ Branch Network	Bank Bonds	Mutual Funds	Network Deposits	Time/ Treasury	Total Deposits
2Q02	Pesos	110,695	145,938	0	60,559	317,192	27,048	344,240
	US$	25,629	5,778	0	0	31,407	2,649	34,056
	UDIS	0	7	0	0	7	313	320
	Total	**136,324**	**151,723**	**0**	**60,559**	**348,606**	**30,010**	**378,616**
1Q02	Pesos	104,869	141,157	507	59,099	305,632	29,823	335,455
	US$	20,503	7,720	0	0	28,223	1,243	29,466
	UDIS	0	7	0	0	7	313	320
	Total	**125,372**	**148,884**	**507**	**59,099**	**333,862**	**31,379**	**365,241**
2Q01	Pesos	99,999	151,482	1,260	58,966	311,707	24,671	336,378
	US$	17,375	12,046	0	0	29,421	3,695	33,116
	UDIS	0	611	0	0	611	601	1,212
	Total	**117,374**	**164,139**	**1,260**	**58,966**	**341,739**	**28,967**	**370,706**

Debt

In 2Q02, short-term bank debt for the Banking Business increased Ps. 487 million, or 1.7% over 1Q02. Long-term debt dropped Ps. 698 million, or 2.8%, over the same period. The reduction in the balance of loans on demand of Ps. 5,654 million in 2Q02 is attributable to the Bank's treasury strategies focused on reducing funding costs.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
2Q02	Pesos	3	25,399	25,402	8,174	2,663	10,837	36,239
	US$	0	3,969	3,969	10,028	3,755	13,783	17,752
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**29,368**	**29,371**	**18,202**	**6,418**	**24,620**	**53,991**
1Q02	Pesos	5,300	19,266	24,566	8,636	2,745	11,381	35,947
	US$	357	3,961	4,318	10,334	3,603	13,937	18,255
	UDIS	0	0	0	0	0	0	0
	Total	**5,657**	**23,227**	**28,884**	**18,970**	**6,348**	**25,318**	**54,202**
2Q01	Pesos	14	360	374	10,132	2,965	13,097	13,471
	US$	1,590	5,613	7,204	15,366	3,623	18,989	26,192
	UDIS	0	0	0	0	1,308	1,308	1,308
	Total	**1,604**	**5,973**	**7,577**	**25,498**	**7,896**	**33,394**	**40,971**

Capitalization

The Banking Business' estimated total capitalization ratio as of June 2002, including market risk, was 15.0% with Tier 1 capitalization ratio as of the same date of 11.9%, compared to 14.9% and 11.4% (based on 2002 rules), respectively, as of March 2002. For additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes (page 36).

Based on pro-forma 2003 capitalization rules, the Banking Business' total estimated capitalization ratio as of June 2002 would be 12.4%, including market risk, and the Tier 1 capitalization ratio would be 8.8%.

Banking Business: Capitalization Millions of Pesos	June 2002		March 2002		June 2001	
Tier-1 Capital	28,970		26,464		27,926	
Tier-2 Capital	7,559		7,966		8,817	
Net Capital	**36,530**		**34,430**		**36,743**	
	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk
% of Risk weighted assets						
Tier-1 Capital	15.51%	11.91%	14.45%	11.42%	13.66%	11.29%
Tier-2 Capital	4.05%	3.11%	4.35%	3.44%	4.31%	3.57%
Net Capital	**19.55%**	**15.02%**	**18.79%**	**14.86%**	**17.98%**	**14.86%**
Risk weighted assets	186,825	243,234	183,194	231,674	204,383	247,283

Non-Banking Businesses

In 2Q02, the non-banking businesses once again played an important role in contributing to Group earnings, accounting for 18.4% of GFBB's quarterly income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 131 million in 2Q02. Total equity reached Ps. 1,401 million as of June 2002. Last June, Afore Bancomer paid out the remaining Ps. 290 million of the dividend payment authorized in March for Ps. 890 million.

Siefore Bancomer reached Ps. 60,648 million in assets under management as of May 31, 2002, a 30.4% growth over the last year, equivalent to 21.7% of total market share. As of June 2002, Afore Bancomer reached a total of 4.1 million clients, equivalent to 14.8% of the entire system.

Seguros Bancomer

Net income for 2Q02 was Ps. 62 million for Seguros Bancomer, 15.2% higher than in 1Q02. Total issued premiums issued at the branch network reached Ps. 940 million in 2Q02, a 17.4% increase over the previous year. Shareholder's equity reached Ps. 875 million as of June 30, 2002. Seguros Bancomer has successfully maintained its leadership in the bancassurance market with 43.7% share of issued premiums as of March 2002.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 45 million in 2Q02, 36.6% higher than in 1Q02. Shareholder's equity as of June 30, 2002 stood at Ps. 393 million. This company is leader in the pension fund industry in Mexico with Ps. 12,058 million in assets under management as of May 2002, equal to 20.8% total market share.

Casa de Bolsa Bancomer

The brokerage business grossed Ps. 16 million in net income in 2Q02. Shareholder's equity as of June 30, 2002 reached Ps. 814 million.

Bancomer Transfer Services

Bancomer Transfer Services (BTS) netted Ps. 31 million in net income in 2Q02. BTS carried out 3.4 million transactions over the quarter, 37.5% more than in 1Q02. The total amount of money transfers was USD 1,339 million in 2Q02, 45.6% higher than in 1Q02.

Bancomer Gestión

Bancomer Gestión reported net income of Ps. 23 million in 2Q02, 15.0% higher than in 1Q02.

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	2Q 2002	1Q 2002	2Q 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	0.00%	0.00%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Factoraje Probursa	99.99%	99.99%	99.99%
Casa de Cambio Probursa	89.56%	89.56%	89.56%
Crédito Familiar	0.00%	0.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	0.00%

All figures included in this report are expressed in constant peso (Ps.) terms as of June 30, 2002. All growth rates included in this report are in real peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	2Q 2002	1Q 2002	2Q 2001
End-of-period (Ps. per UDI)	3.1288	3.0878	2.9883
Inflation adjustment factor	1.0000	1.0133	1.0470

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	2Q 2001
End-of-period	9.9568	9.0708	9.9568	9.0160	9.0708
Average	9.2846	9.3978	9.4531	9.1161	9.1693

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Mano de Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

According to transitory dispositions in CNBV's Ruling 1488, as of 2002, mortgage loans that are past-due for 150 days are considered non-performing.

On May 14, 2002, the Ministry of Finance (Secretaría de Hacienda y Crédito Público) published modifications to capitalization rules. The main changes are the following:

1. *Investments in related companies, including those publicly traded, are deducted from Tier-1 capital. If an investment in a related company is a result of debt restructuring, then it is deducted after five years.*
2. *Shortfalls in regulatory capital in investments in financial entities with regulatory capitalization requirements are deducted from Tier-1 Capital.*
3. *Mortgage loans with development bank guarantees are risk-weighted at 10% if guaranteed and at 50% if not.*
4. *Mortgage loans granted with Infonavit funds are risk-weighted at 75%.*

In the case of GFBB, the company decided to accept a regulatory facility in regards to item one which allows for non-retroactive weighting for positions owned previous to the change in requirements. This decision can be modified at GFBB's request. At the time GFBB decides to pay dividends, this deduction must be applied.

In regards to the second item, there were no shortfalls in regulatory capital in investments in financial entities with regulatory capitalization requirements. In regards to the third item, for GFBB the only loans that applied were those related to FOVI, which are already weighted correctly. Finally, in regards to the fourth item, GFBB held no loans with Infonavit, therefore there was no need to change the capitalization calculation.

Thus, the capitalization ratio presented in this document was not affected by changes in regulation.

GFBB calculates ROAE netting out from stockholders' equity the net income for the period.

Commercial Loan Portfolio Rating

Through letter N° 601-II-803 dated January 30, 2002, the National Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores") allowed this Institution the temporary and conditioned usage of its intern debtor risk rating model. The rating of the loans and its provisioning are done according to disposition seventeen of December 29, 2000, Ruling 1480.

Bancomer's rating methodology (Bancomer Risk Rating "BRR") establishes the credit quality of a client through the weighting of the ratings obtained through five risk criteria: Behavior, Historical Payment Capacity, Debt Capacity, Future Payment Capacity and Macroeconomic Conditions. These criteria represent the assessment of the client's profile, financial situation of the company and economic situation of the industry, and its measured through the evaluation of several quantitative and qualitative credit-risk factors, which are weighted through the application of a single algorithm and fixed-weighting parameters. The design of such algorithm and its related weightings are the result of the application of statistical and econometric analysis on historical data from several years.

The internal rating system has eight risk levels. Ratings 1 to 4 represent an acceptable risk level, 5 is a "watch-list" risk level and ratings 6 through 8 represent an unacceptable risk level, where 8 implies a situation of default. The following matrix summarizes the BRR levels:

Level
1. Exceptional
2. Superior
3. Good
4. Adequate
5. Potential weakness
6. Existing weakness
7. Critical weakness
8. Loss

The correlation of the BRR and the Regulatory Risk Rating is the result of a comparative analysis between the BRR's debtor rating matrix equivalent and the CNBV's debtor rating matrix, which was presented in the Ruling 1480. Furthermore, this correlation is based on the equivalent default probability between the BRR and the CNBV debtor risk rating:

BRR	Equivalence with CNBV Rating	Payment History
1	A1	
2	A1	
3	A2	
4	B	
5	B	If delay is lower than 30 days
5	C1	If delay is 30 or more days
6	C1	If delay is lower than 30 days
6	C2	If delay is 30 or more days
7	D	
8	E	

The BRR has been applied to the commercial loan portfolio allowing to establish risk rankings that discriminate adequately our clients in the portfolio and that have been the fundamental validation of the model itself. Given that its application has been done by internally-certified executives, this implies an important effort of training of the executives involved, both in the business units and in the central loan admission areas.

The rating is a centerpiece of the whole credit process, and an important tool for:

- *Establishing standards to discriminate between risk levels*
- *Adequately structuring the loans*
- *Proposing risk exposure limits*
- *Following up on the debtors' loan quality*

This way, the Institution guarantees a level of reserves in accordance to the risk related to its portfolio and the current regulation.

Financial Statements

Grupo Financiero BBVA Bancomer

- *Consolidated Balance Sheet*
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- *Consolidated Statement of Changes in Financial Situation*
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Jun 2002	Mar 2002	Dec 2001	Sep 2001	Jun 2001
ASSETS					
Cash and due from banks	**63,345**	**54,012**	**66,071**	**68,815**	**47,006**
Investment in securities	**72,104**	**69,642**	**66,048**	**47,773**	**47,404**
Tradable	45,757	43,225	36,644	15,135	13,836
For sale	5,231	5,470	8,156	10,876	7,224
Held to maturity	21,116	20,947	21,248	21,762	26,344
Transactions with securities and derivatives	**23**	**420**	**135**	**212**	**342**
Balance on repo transactions	8	44	40	199	14
Derivatives	15	376	95	13	328
Performing loans					
Commercial	65,875	62,451	66,456	67,175	66,164
Loans to financial entities	0	0	0	0	0
Consumer	16,863	15,428	14,816	13,863	13,081
Mortgage	41,312	42,652	44,051	45,031	46,215
Government entities	26,594	31,634	31,553	31,841	35,208
Loans to FOBAPROA or IPAB	86,796	87,544	87,816	88,764	88,998
Total performing loans	**237,440**	**239,709**	**244,692**	**246,674**	**249,666**
Past-due loans					
Commercial	4,930	5,193	5,769	7,112	6,669
Consumer	986	930	919	955	983
Mortgage	5,949	6,048	6,291	7,232	7,213
Total past-due loans	**11,865**	**12,171**	**12,979**	**15,299**	**14,865**
Total loan portfolio	**249,305**	**251,880**	**257,671**	**261,973**	**264,531**
Provisions for loan losses	(12,767)	(13,642)	(14,527)	(16,171)	(16,701)
Net loan portfolio	**236,538**	**238,238**	**243,144**	**245,802**	**247,830**
Receivables, sundry debtors & adv. payments (net)	8,347	5,451	5,257	8,087	7,390
Fixed assets (net)	15,053	15,420	15,660	15,948	17,920
Repossessed assets	3,310	3,636	3,922	4,218	4,629
Permanent equity investments	3,137	3,089	3,393	3,930	4,342
Deferred taxes (net)	24,383	24,993	25,631	26,259	26,344
Other assets	**6,223**	**6,454**	**6,515**	**6,680**	**6,856**
Goodwil	4,904	4,971	5,038	5,106	5,173
Other assets, deferred charges & intangible	1,319	1,483	1,477	1,574	1,683
TOTAL ASSETS	**432,463**	**421,355**	**435,776**	**427,724**	**410,063**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Jun 2002	Mar 2002	Dec 2001	Sep 2001	Jun 2001
LIABILITIES					
Deposits	**316,872**	**304,772**	**330,969**	**316,520**	**311,021**
Demand deposits	136,317	125,307	135,367	127,410	117,268
Time deposits	180,555	178,958	195,087	187,857	192,493
Bank bonds	0	507	515	1,253	1,260
Bank and other loans	**47,573**	**47,855**	**39,530**	**45,503**	**33,075**
Loans on demand	3	5,657	3,148	3,189	1,604
Short-term	29,368	23,228	15,969	19,824	5,973
Long-term	18,202	18,970	20,413	22,490	25,498
Transactions with securities and derivatives	**3,315**	**1,066**	**310**	**1,061**	**382**
Repo operations	115	66	0	185	14
Securities to be delivered in loan operations	2,267	476	0	471	0
Investment in derivatives	933	524	310	405	368
Other liabilities	**5,979**	**11,414**	**8,619**	**7,751**	**8,394**
Income and profit-sharing taxes payable	291	293	488	501	368
Sundry liabilities (net)	5,688	11,121	8,131	7,250	8,026
Subordinated debentures	**6,418**	**6,348**	**7,692**	**8,100**	**7,896**
Deferred credits	**38**	**47**	**54**	**1,167**	**1,633**
Excess of the book value over the cost of securities	0	0	0	1	1
Other deferred credits	38	47	54	1,166	1,632
TOTAL LIABILITIES	**380,195**	**371,502**	**387,174**	**380,102**	**362,401**
EQUITY					
Paid-in capital	**65,260**	**64,973**	**64,973**	**64,973**	**64,973**
Capital stock	2,786	2,780	2,780	2,780	2,769
Additional paid-in capital	62,474	62,193	62,193	62,193	61,747
Subordinated debentures mandatorily convertible	0	0	0	0	457
Earned capital	**(18,324)**	**(20,010)**	**(21,538)**	**(22,746)**	**(22,437)**
Capital reserves	7,321	7,320	7,320	7,320	7,320
Translation of foreign operations	14	(10)	(6)	13	(3)
Retained earnings	(4,741)	(4,717)	(11,023)	(11,039)	(9,565)
Unrealized change in valuation of for-sale securities	(1,938)	(2,124)	(2,101)	(1,900)	(1,647)
Cumulative effect of restatement	(21,064)	(21,063)	(21,063)	(21,066)	(21,063)
Result from ownership of non-monetary assets (RONMA)	(939)	(1,025)	(902)	(859)	(867)
RONMA Permanent investments in shares	*(939)*	*(1,025)*	*(902)*	*(859)*	*(867)*
Net income of the period	3,023	1,609	6,237	4,785	3,388
Equity	**46,936**	**44,963**	**43,435**	**42,227**	**42,536**
Minority interest of subsidiaries	**354**	**322**	**472**	**457**	**377**
Minority interest of capital notes	**4,978**	**4,568**	**4,695**	**4,938**	**4,749**
TOTAL SHAREHOLDERS' EQUITY	**52,268**	**49,853**	**48,602**	**47,622**	**47,662**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**432,463**	**421,355**	**435,776**	**427,724**	**410,063**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES	
Customer's current accounts	
Cash balances	3
Transaction settlements	3,754
	3,757
Customer securities	
Customer securities held in custody	179,356
Securities and notes held in guarantee	13
Foreign client's assets	0
	179,369
Transactions on behalf of customers	
Repurchase and resale transactions	5,974
Securities on loan (lending party)	12
Purchase transactions (option price)	3
	5,989
Investment banking transactions on behalf of third parties (net)	9,794
	9,794
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**198,909**
Historical Paid-in Capital	1,020

GFBB'S OWN OPERATIONS	
Control Accounts	
Guarantees granted	899
Irrevocable lines of credit	5,736
Assets in trust or mandate	430,047
Assets in custody	76,064
Other contingent obligations	1,001
Amounts committed in transactions with Fobaproa/IPAB	40,742
Securities delivered in custody	191
Government securities held in custody	301
Valores de la sociedad entregados en garantía	3
Others	0
	554,984
Repurchase and resale operations	
Securities receivable under resale transactions	120,426
Less - resale transactions	(120,541)
	(115)
Repurchase agreement debtors	41,830
Less - Payables on repurchase agreements	(41,822)
	8
TOTAL FROM GFBB´s OPERATIONS	**554,877**
Shares given in custody (units)	17,962,600,782

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	4Q 2001	3Q 2001	2Q 2001
Total interest income	22,857	34,849	11,091	11,767	11,865	13,262	15,822
Total interest expense	(14,355)	(24,811)	(6,783)	(7,572)	(6,800)	(8,300)	(11,044)
Net interest income before monetary result	**8,502**	**10,038**	**4,308**	**4,195**	**5,065**	**4,962**	**4,778**
Monetary gain (loss)(interest income)	443	805	231	212	376	206	369
Net interest income	**8,945**	**10,843**	**4,539**	**4,407**	**5,441**	**5,168**	**5,147**
Provisions for loan losses	(1,201)	(745)	(573)	(628)	(1,336)	(460)	(357)
Net interest income after provisions	**7,744**	**10,098**	**3,966**	**3,779**	**4,105**	**4,708**	**4,790**
Non-interest income	**6,608**	**6,600**	**3,037**	**3,571**	**3,259**	**2,642**	**3,581**
Commision and fee income	6,453	5,641	3,226	3,228	3,074	3,318	2,861
Commission and fee expense	(816)	(762)	(410)	(406)	(490)	(370)	(376)
Trading income	971	1,721	221	749	675	(306)	1,096
Operating revenues	**14,352**	**16,698**	**7,003**	**7,350**	**7,364**	**7,350**	**8,371**
Non-interest expense	(9,053)	(10,450)	(4,482)	(4,571)	(4,967)	(5,039)	(5,216)
Operating income	**5,299**	**6,248**	**2,521**	**2,779**	**2,397**	**2,311**	**3,155**
Other income (expense) (net)	**(638)**	**(1,025)**	**(348)**	**(291)**	**46**	**14**	**(637)**
Other income (expense) (net)	(183)	(557)	(71)	(112)	329	(62)	(414)
Net monetary gain (loss) from operation	(455)	(468)	(277)	(179)	(283)	76	(223)
Earnings before taxes	**4,661**	**5,223**	**2,173**	**2,488**	**2,443**	**2,325**	**2,518**
Incurred income tax & profit sharing	(295)	(406)	(108)	(187)	(25)	(234)	(158)
Deferred income tax & profit sharing	(1,105)	(1,480)	(502)	(603)	(702)	(563)	(850)
Net income before participation in subsidiaries, assoc., & affil.	**3,261**	**3,337**	**1,563**	**1,698**	**1,716**	**1,528**	**1,510**
Participation of subs., assoc. & affil. net income	(131)	157	(116)	(14)	(72)	(50)	57
Net income from continuous operations	**3,130**	**3,494**	**1,447**	**1,684**	**1,644**	**1,478**	**1,567**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	0	(161)	0	0
Minority interest	(107)	(106)	(33)	(75)	(31)	(80)	(35)
Net income	**3,023**	**3,388**	**1,414**	**1,609**	**1,452**	**1,398**	**1,532**

The above table includes the following accounting registries from the sale of Far-Ben *(see Recent Events, pg. 6)*:

Income Statement	Amount
Monetary gain (loss)	(117)
Mark-to-market gain (loss)	(246)
Deferred taxes	155
Net charge	**(208)**

Shareholders' Equity	Amount
Monetary gain (loss)	117
Mark-to-market gain (loss)	246
Deferred taxes	(86)
Charge to Income Statement	(208)
Net credit	**69**

Millions of Pesos

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of June 30, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED IN THE "RECENT EVENTS" SECTION ON PAGE 6.

Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	4Q 2001	3Q 2001	2Q 2001
Total interest income	22,857	34,849	11,091	11,767	11,865	13,262	15,822
Total interest expense	(14,355)	(24,811)	(6,783)	(7,572)	(6,800)	(8,300)	(11,044)
Net interest income before monetary result	**8,502**	**10,038**	**4,308**	**4,195**	**5,065**	**4,962**	**4,778**
Monetary gain (loss)(interest income)	443	805	231	212	376	206	369
Net interest income	**8,945**	**10,843**	**4,539**	**4,407**	**5,441**	**5,168**	**5,147**
Provisions for loan losses	(1,201)	(745)	(573)	(628)	(1,336)	(460)	(357)
Net interest income after provisions	**7,744**	**10,098**	**3,966**	**3,779**	**4,105**	**4,708**	**4,790**
Non-interest income	**6,854**	**6,600**	**3,282**	**3,571**	**3,259**	**2,642**	**3,581**
Commision and fee income	6,453	5,641	3,226	3,228	3,074	3,318	2,861
Commission and fee expense	(816)	(762)	(410)	(406)	(490)	(370)	(376)
Trading income	1,217	1,721	466	749	675	(306)	1,096
Operating revenues	**14,598**	**16,698**	**7,248**	**7,350**	**7,364**	**7,350**	**8,371**
Non-interest expense	(9,053)	(10,450)	(4,482)	(4,571)	(4,967)	(5,039)	(5,216)
Operating income	**5,545**	**6,248**	**2,766**	**2,779**	**2,397**	**2,311**	**3,155**
Other income (expense) (net)	**(521)**	**(1,025)**	**(230)**	**(291)**	**46**	**14**	**(637)**
Other income (expense) (net)	(183)	(557)	(71)	(112)	329	(62)	(414)
Net monetary gain (loss) from operation	(338)	(468)	(159)	(179)	(283)	76	(223)
Earnings before taxes	**5,024**	**5,223**	**2,536**	**2,488**	**2,443**	**2,325**	**2,518**
Incurred income tax & profit sharing	(295)	(406)	(108)	(187)	(25)	(234)	(158)
Deferred income tax & profit sharing	(1,260)	(1,480)	(658)	(603)	(702)	(563)	(850)
Net income before participation in subsidiaries, assoc., & affil.	**3,469**	**3,337**	**1,770**	**1,698**	**1,716**	**1,528**	**1,510**
Participation of subs., assoc. & affil. net income	(131)	157	(116)	(14)	(72)	(50)	57
Net income from continuous operations	**3,338**	**3,494**	**1,654**	**1,684**	**1,644**	**1,478**	**1,567**
Discontinued operations, extraordinary items and changes in accounting principles	(208)	0	(208)	0	(161)	0	0
Minority interest	(107)	(106)	(33)	(75)	(31)	(80)	(35)
Net income	**3,023**	**3,388**	**1,414**	**1,609**	**1,452**	**1,398**	**1,532**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO JUNE 30, 2002

Expressed in terms of purchasing power as of June 30, 2002

Millones de Pesos	
Operating activities	
Net income before minority interest	3,130
Charges (credits) to income not affecting cash	
Unrealized (gain) loss from valuation at market	622
Loan loss provisions	1,201
Depreciation and amortization	809
Deferred taxes	1,105
Provisions for sundry liabilities	(691)
Share in results of non-consolidated subsidiaries, associates and affiliates	131
	6,307
Increase or decrease in operating-related items	
Funding (counter and money market)	(14,097)
Loan portfolio, net	5,405
Treasury transactions (financial instruments and securities transactions)	(3,641)
Derivative instrument transactions for trading purposes	246
Bank and other loans	8,044
Funds generated (used in) operating activities	**2,264**
Financig activities	
Subordinated debt non-convertible to equity	(1,274)
Subordinated debt convertible to equity	-
Conversion of subordinated debt to equity	-
Payment of cash dividends by Afore Bancomer (minority equity)	(225)
Equity	337
Capital notes minority interest	283
Funds generated (used in) financing activities	**(879)**
Investment activities	
Fixed assets	(125)
Equity investments	252
Repossessed assets	613
Other assets, charged and deferred credits	(4,851)
Funds used in investing activities	**(4,111)**
Increase in cash & cash equivalents	**(2,726)**
Cash & equivalents at beginning of period	**66,071**
Cash & equivalents (end-of-period)	**63,345**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO JUNE 30, 2002

Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Majority Interest									Minority Interest	Capital Notes Minority Interest	Total Equity
	Paid-in Capital		Other Capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized change valuation for-sale securities	Gain on translation of foreign operations	Cumulative effect of restatement	Res. from own. of Non mon assets	Net income			
Balance as of Dec. 31 '01 in Jun '02 Pesos	2,780	62,193	7,320	(11,023)	(2,101)	(6)	(21,063)	(902)	6,237	472	4,695	45,822
Movements due to Shareholders decisions												
Majority interest:												
Transfer of 2001 income				6,237					(6,237)			
Use of 2000 net income												
Legal reserve			1	(1)								
Conversion subordinated debt	6	281										287
Minority interest:												
Afore Bancomer dividend payment										(225)		(225)
Total	6	281	1	6,236					(6,237)	(225)		62
Movements due to recognition of aggregated income												
Net income									3,023	107		3,130
Monetary erosion of subordinated debt											283	283
Results from non-monetary assets invested *in non-listed shares*								(37)				(37)
Surplus (Deficit) for-sale instruments					163							163
Conversion effect from foreign operations				(19)		20	(1)					
Adjustment of subsidiaries past net income				65								65
Total				46	163	20	(1)	37	3,023	107	283	3,604
Balance as of June 30, 2002	2,786	62,474	7,321	(4,741)	(1,938)	14	(21,064)	(939)	3,023	354	4,978	52,268

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Jun 2002	Mar 2002	Dec 2001	Sep 2001	Jun 2001
ASSETS					
Cash and due from banks	**63,258**	**53,945**	**66,009**	**68,754**	**47,047**
Investment in securities	**71,599**	**69,393**	**65,950**	**47,322**	**47,264**
Trading	45,252	42,976	36,547	14,766	13,696
For sale	5,231	5,470	8,156	10,794	7,223
Held to maturity	21,116	20,947	21,248	21,762	26,344
Transactions with securities and derivatives	**17**	**415**	**135**	**188**	**346**
Debtor balances under repurchase and resale transactions	2	38	39	175	18
Derivatives	13	349	95	13	328
Valores no asignados por liquidar	2	27	0	0	0
Performing loans					
Commercial	65,875	62,451	66,455	67,460	66,421
Financial entities	0	0	0	0	0
Consumer	16,863	15,428	14,816	13,554	12,816
Mortgage	41,312	42,652	44,051	45,031	46,215
Government entities	26,594	31,634	31,553	31,840	35,208
FOBAPROA or IPAB notes	86,796	87,544	87,816	88,764	88,999
Total performing loans	**237,440**	**239,708**	**244,691**	**246,650**	**249,659**
Non-performing loans					
Commercial	4,930	5,193	5,769	7,112	6,669
Consumer	986	930	920	953	981
Mortgage	5,949	6,048	6,291	7,232	7,213
Total non-performing loans	**11,864**	**12,171**	**12,980**	**15,298**	**14,863**
Total loan portfolio	**249,305**	**251,880**	**257,671**	**261,948**	**264,522**
Provisions for loan losses	(12,767)	(13,642)	(14,527)	(16,147)	(16,680)
Total net loan portfolio	**236,537**	**238,237**	**243,144**	**245,801**	**247,842**
Receivables, sundry debtors & advance payments	8,221	5,377	5,162	8,016	7,346
Repossessed assets	3,310	3,636	3,922	4,218	4,629
Fixed assets	15,035	15,401	15,640	15,890	17,858
Equity investments	1,984	1,988	2,176	2,625	3,018
Deferred taxes (net)	24,168	24,772	25,395	25,969	26,042
Other assets	**2,939**	**3,076**	**3,093**	**3,213**	**3,279**
Other assets, deferred charges & intangible	1,319	1,434	1,430	1,528	1,572
Goodwill	1,619	1,641	1,663	1,685	1,707
TOTAL ASSETS	**427,067**	**416,240**	**430,626**	**421,997**	**404,671**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Jun 2002	Mar 2002	Dec 2001	Sep 2001	Jun 2001
LIABILITIES					
Funding	**318,056**	**306,142**	**332,215**	**317,051**	**311,740**
Deposits on demand	136,324	125,372	135,824	127,430	117,374
Time deposits	181,733	180,263	195,877	188,368	193,106
Bank bonds	0	507	515	1,252	1,260
Bank and other loans	**47,574**	**47,854**	**39,530**	**45,503**	**33,075**
Loans on demand	3	5,657	3,148	3,190	1,604
Short-term	29,368	23,227	15,969	19,824	5,973
Long-term	18,202	18,970	20,413	22,490	25,498
Transactions with securities and derivatives	**3,308**	**1,062**	**310**	**1,038**	**386**
Creditor balances under repurchase and resale transactions	108	61	0	162	18
Securities to be delivered in loan operations	2,267	476	0	471	0
Derivatives	932	490	310	405	368
Other Securities	1	34	0	0	0
Other payables	**5,778**	**11,227**	**8,434**	**7,528**	**8,224**
Income and employee profit-sharing taxes	281	275	479	494	314
Sundry liabilities (net)	5,496	10,952	7,955	7,034	7,909
Subordinated debentures	**6,418**	**6,348**	**7,692**	**8,100**	**7,896**
Deferred credits	**38**	**47**	**54**	**1,167**	**1,632**
TOTAL LIABILITIES	**381,172**	**372,679**	**388,234**	**380,387**	**362,954**
EQUITY					
Subscribed capital	**31,122**	**30,836**	**30,836**	**30,836**	**30,836**
Paid-in capital	14,242	14,211	14,211	14,211	14,155
Additional paid-in capital	16,880	16,625	16,625	16,625	16,224
Subordinated convertible debt	0	0	0	0	457
Earned capital	**9,444**	**7,839**	**6,393**	**5,404**	**5,777**
Capital reserves	7,561	7,561	7,561	7,561	7,561
Retained earnings	4,899	4,900	(895)	(898)	559
Unrealized change in valuation of for-sale securities	(1,897)	(2,084)	(2,052)	(1,864)	(1,621)
Gain on translation of foreign operations	14	(10)	(6)	2	(3)
Surplus (Deficit) of equity restatement	(3,437)	(3,454)	(3,451)	(3,445)	(3,453)
Result from ownership of non-monetary assets (RONMA)	(558)	(601)	(560)	(523)	(504)
RONMA fixed assets	*(3)*	*(3)*	*(3)*	*(3)*	*(3)*
RONMA Permanent investments in shares	*(417)*	*(470)*	*(463)*	*(431)*	*(352)*
RONMA Deferred taxes	*68*	*71*	*74*	*78*	*80*
RONMA Others	*(207)*	*(200)*	*(169)*	*(168)*	*(229)*
Net result for the period	2,863	1,527	5,796	4,571	3,239
Majority equity	**40,566**	**38,675**	**37,229**	**36,240**	**36,614**
Minority interest for capital notes	**4,978**	**4,568**	**4,695**	**4,938**	**4,749**
Minority interest for subsidiaries	**350**	**317**	**468**	**432**	**355**
TOTAL STOCKHOLDERS' EQUITY	**45,895**	**43,561**	**42,392**	**41,610**	**41,717**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**427,067**	**416,240**	**430,626**	**421,997**	**404,671**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	
Guarantees granted	899
Other contingent obligations	1,001
Irrevocable lines of credit granted	5,737
Assets held in trust or mandate	430,047
Assets in custody or under administration	76,064
Investment banking transactions on behalf of third parties, net	9,793
Amounts committed in transactions with FOBAPROA/IPAB	40,742
	564,283
Securities receivables under resale transactions	114,452
Less - resale transactions	114,560
	(108)
Repurchase transactions	35,849
Less - securities deliverable under repurchase transactions	35,848
	2

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of June 30, 2002

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	**63,258**	**20**
Investment in securities	**69,932**	**1,667**
Trading	43,785	1,467
For sale	5,031	200
Held to maturity	21,116	0
Transactions with securities and derivatives	**45**	**0**
Debtor balances under repurchase and resale transactions	30	0
Derivatives	13	0
Valores no asignados por liquidar	2	0
Performing loans		
Commercial	65,875	0
Financial entities	0	0
Consumer	16,863	0
Mortgage	41,312	0
Gorvenment entities	26,594	0
FOBAPROA or IPAB notes	86,796	0
Total performing loans	**237,440**	**0**
Non-performing loans		
Commercial	4,930	0
Consumer	986	0
Mortgage	5,949	0
Total non-performing loans	**11,864**	**0**
Total loan portfolio	**249,305**	**0**
Provisions for loan losses	(12,767)	0
Total net loan portfolio	**236,537**	**0**
Receivables, sundry debtors & advance payments	8,094	260
Repossessed assets	3,026	284
Fixed assets	14,977	58
Equity investments	1,814	170
Deferred taxes (net)	21,489	2,678
Other assets	**2,939**	**0**
Other assets, deferred charges & intangible	1,319	0
Goodwill	1,619	0
TOTAL ASSETS	**422,110**	**5,138**
LIABILITIES		
Funding	**318,077**	**0**
Loans on demand	136,344	0
Time deposits	181,733	0
Bank bonds	0	0
Bank and other loans	**47,574**	**0**
Loans on demand	3	0
Short-term	29,368	0
Long-term	18,202	0
Transactions with securities and derivatives	**3,308**	**28**
Creditor balances under repurchase and resale transactions	108	28
Securities to be delivered in loan operations	2,267	0
Investment in securities derivatives	932	0
Investment in securities derivatives	1	0
Other payable accounts	**5,751**	**159**
Deferred taxes	281	0
Sundry liabilities (net)	5,470	159
Subordinated debentures outstanding	**6,418**	**0**
Deferred credits	**35**	**2**
TOTAL LIABILITIES	**381,163**	**190**
EQUITY		
Paid-in capital	**24,895**	**6,227**
Capital stock	8,320	5,922
Additional paid-in capital	16,574	305
Subordinated convertible debt	0	0
Earned capital	**10,724**	**(1,279)**
Capital reserves	7,135	426
Retained earnings	6,495	(1,596)
Unrealized loss from valuation of for-sale securities	(1,882)	(15)
Gain on translation of foreign operations	*14*	*0*
Cumulative effect of restatement	(2,983)	(455)
Result from ownership of non-monetary assets (RONMA)	(475)	(84)
RONMA Fixed Assets	*(0)*	*(2)*
RONMA Permanent investments in shares	*(336)*	*(81)*
RONMA Deferred taxes	68	0
RONMA Others	*(207)*	*0*
Net income for the period	2,419	444
Majority equity	**35,618**	**4,948**
Minority interest on capital notes	**4,978**	**0**
Minority interest on subsidiaries	**350**	**0**
TOTAL SHAREHOLDERS' EQUITY	**40,947**	**4,948**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**422,110**	**5,138**

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of June 30, 2002

Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	4Q 2001	3Q 2001	2Q 2001
Total interest income	22,852	34,742	11,086	11,766	11,820	13,190	15,690
Total interest expense	(14,396)	(24,847)	(6,805)	(7,591)	(6,818)	(8,312)	(10,989)
Net interest income before monetary result	**8,456**	**9,895**	**4,281**	**4,175**	**5,002**	**4,878**	**4,701**
Monetary gain (loss)(interest income)	479	820	253	226	388	213	380
Net interest income	**8,935**	**10,715**	**4,534**	**4,401**	**5,390**	**5,091**	**5,081**
Provision for loan losses	(1,201)	(739)	(573)	(628)	(1,331)	(457)	(355)
Net interest income after provisions	**(1,201)**	**(739)**	**(573)**	**(628)**	**(1,331)**	**(457)**	**(355)**
Non-interest income	**6,309**	**6,359**	**2,901**	**3,408**	**3,153**	**2,543**	**3,419**
Comissions and fee income	6,218	5,418	3,110	3,108	2,981	3,237	2,668
Comissions and fees expense	(834)	(755)	(420)	(414)	(486)	(371)	(333)
Trading income	925	1,696	211	714	658	(323)	1,084
Operating revenues	**14,043**	**16,335**	**6,862**	**7,181**	**7,212**	**7,177**	**8,145**
Non-interest expense	(8,877)	(10,127)	(4,392)	(4,485)	(4,808)	(4,876)	(4,982)
Operating income	**5,166**	**6,208**	**2,470**	**2,696**	**2,404**	**2,301**	**3,163**
Other income (expense)(net)	**(646)**	**(1,088)**	**(355)**	**(291)**	**(24)**	**(29)**	**(712)**
Other income (enxpense)(net)	(191)	(619)	(79)	(112)	259	(104)	(489)
Monetary gain (loss) from operation	(455)	(469)	(276)	(179)	(283)	75	(223)
Earnings before taxes	**4,520**	**5,120**	**2,115**	**2,405**	**2,380**	**2,272**	**2,451**
Incurred income tax & profit sharing	(249)	(364)	(87)	(162)	(12)	(225)	(134)
Deferred income tax & profit sharing	(1,105)	(1,480)	(503)	(602)	(680)	(567)	(850)
Net income before participation in subsidiaries, assoc. & affiliates	**3,166**	**3,276**	**1,525**	**1,641**	**1,688**	**1,480**	**1,467**
Participation in subs., assoc. & affil. net income	(195)	68	(156)	(39)	(59)	(71)	8
Net income from continuous operations	**2,971**	**3,344**	**1,369**	**1,602**	**1,629**	**1,409**	**1,475**
Discontinued operations, extraordinary items and changes in accounting principles	0	0	0	0	(368)	0	0
Net income before minority interest	**2,971**	**3,344**	**1,369**	**1,602**	**1,261**	**1,409**	**1,475**
Minority interest	(108)	(105)	(33)	(75)	(36)	(77)	(33)
Net income	**2,863**	**3,239**	**1,336**	**1,527**	**1,225**	**1,332**	**1,442**

The above table includes the following accounting registries from the sale of Far-Ben *(see Recent Events, pg. 6)*:

Income Statement	Amount
Monetary gain (loss)	(117)
Mark-to-market gain (loss)	(246)
Deferred taxes	155
Net charge	**(208)**

Shareholders' Equity	Amount
Monetary gain (loss)	117
Mark-to-market gain (loss)	246
Deferred taxes	(86)
Charge to Income Statement	(208)
Net credit	**69**

Millions of Pesos

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of June 30, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED IN THE "RECENT EVENTS" SECTION ON PAGE 5.

Millions of Pesos	6 Months 2002	6 Months 2001	2Q 2002	1Q 2002	4Q 2001	3Q 2001	2Q 2001
Total interest income	22,852	34,742	11,086	11,766	11,820	13,190	15,690
Total interest expense	(14,396)	(24,847)	(6,805)	(7,591)	(6,818)	(8,312)	(10,989)
Net interest income before monetary result	**8,456**	**9,895**	**4,281**	**4,175**	**5,002**	**4,878**	**4,701**
Monetary gain (loss)(Interest income)	479	820	253	226	388	213	380
Net interest income	**8,935**	**10,715**	**4,534**	**4,401**	**5,390**	**5,091**	**5,081**
Provision for loan losses	(1,201)	(739)	(573)	(628)	(1,331)	(457)	(355)
Net interest income after provisions	**7,734**	**9,976**	**3,961**	**3,773**	**4,059**	**4,634**	**4,726**
Non-interest income	**6,555**	**6,359**	**3,147**	**3,408**	**3,153**	**2,543**	**3,419**
Comissions and fee income	6,218	5,418	3,110	3,108	2,981	3,237	2,668
Comissions and fees expense	(834)	(755)	(420)	(414)	(486)	(371)	(333)
Trading income	1,171	1,696	457	714	658	(323)	1,084
Operating revenues	**14,289**	**16,335**	**7,108**	**7,181**	**7,212**	**7,177**	**8,145**
Non-interest expense	(8,877)	(10,127)	(4,392)	(4,485)	(4,808)	(4,876)	(4,982)
Operating income	**5,412**	**6,208**	**2,716**	**2,696**	**2,404**	**2,301**	**3,163**
Other income (expense)(net)	**(529)**	**(1,088)**	**(238)**	**(291)**	**(24)**	**(29)**	**(712)**
Other income (enxpense)(net)	(191)	(619)	(79)	(112)	259	(104)	(489)
Monetary gain (loss) from operation	(338)	(469)	(159)	(179)	(283)	75	(223)
Earnings before taxes	**4,883**	**5,120**	**2,478**	**2,405**	**2,380**	**2,272**	**2,451**
Incurred income tax & profit sharing	(249)	(364)	(87)	(162)	(12)	(225)	(134)
Deferred income tax & profit sharing	(1,260)	(1,480)	(658)	(602)	(680)	(567)	(850)
Net income before participation in subsidiaries, assoc. & affiliates	**3,374**	**3,276**	**1,733**	**1,641**	**1,688**	**1,480**	**1,467**
Participation in subs., assoc. & affil. net income	(195)	68	(156)	(39)	(59)	(71)	8
Net income from continuous operations	**3,179**	**3,344**	**1,577**	**1,602**	**1,629**	**1,409**	**1,475**
Discontinued operations, extraordinary items and changes in accounting principles	(208)	0	(208)	0	(368)	0	0
Net income before minority interest	**2,971**	**3,344**	**1,369**	**1,602**	**1,261**	**1,409**	**1,475**
Minority interest	(108)	(105)	(33)	(75)	(36)	(77)	(33)
Net income	**2,863**	**3,239**	**1,336**	**1,527**	**1,225**	**1,332**	**1,442**

1. Investment in Securities

As of June 30, 2002 the investment in securities portfolio totaled Ps. 71,599 million:

Breakdown of Investment *in Securities* Millions of Pesos	Government	Banks	Other debt securities	Equities	Total
Investments in securities					
Trading	10,186	32,988	2,068	10	45,252
For sale	51	65	351	4,764	5,231
Held to maturity	20,919		197		21,116
	31,156	**33,053**	**2,616**	**4,774**	**71,599**

2. Repos and Derivatives

2.1 Repo Operations

As of June 30, 2002, repo debit and credit balances were the following:

Repo Operations Millions of Pesos	Government	Banks	Total
Securities receivable	105,881	8,571	114,452
Creditor balance in repo transactions	(105,980)	(8,580)	(114,560)
Securities deliverable	(54,540)	(200)	(54,741)
Debtor balance in repo transactions	54,570	200	54,770

2.2 Derivatives

As of June 30, 2002, the notional amounts of derivative products were the following:

For Trading Purposes

Underlying	Futures * Buy	Sell
US Dollars	254	107
Euros	49	-
Mexican Pesos	-	-
TIIE	21,000	318,529
Cetes	1,600	1,000
IPC	92	69

Underlying	Forward Contracts Buy	Sell
US Dollars *	9,767	12,904
Other currencies	-	-
Equity securities	58	-
TIIE **	29,600	13,500
Libor **	-	-

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
US Dollars	713	199	1,692	136
ADRs	-	-	-	-
Interest Rates	625	-	-	-

Currency Swaps *	Currency Swaps * Receivable	Deliverable
Mexican Pesos	5,949	4,579
US Dollars	9,020	6,319
UDIs	304	4,462

Interest Rate Swaps **	
Mexican Pesos	92,744
US Dollars	2,690
UDIs	102

Equity Swaps	
Equity securities	96

** Contract in millions of Pesos*

*** Reference amount in millions of pesos*

For Hedging Purposes

Forward Contracts * Underlying	Buy	Sell
US Dollars	48,891	76,725
Equity securities	-	-

Options **	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
US Dollars	-	-	-	-
Interest rates	-	570	-	-

Currency Swaps * Currencies	Receivable	Deliverable
US Dollars	-	1,222
Other currencies	1,127	-

Interest Rate Swaps **	
Mexican Pesos	13,990
US Dollars	3,982
UDIs	192

** Contract in millions of Pesos*

*** Reference amount in millions of pesos*

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.

- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 70 million calculated under the former methodology, and Ps. 201 million under the latter, equivalent to 0.1% and 0.4% of GFBB's stockholders' equity, respectively.

Until 2Q01, Value at Risk was calculated using the historical simulation method. However, as of 3Q01 it is reported following the parametric method, so as to estimate the variable more accurately by risk factor, and to facilitate VaR consolidation at the BBVA Group level. In 1Q02, the average VaR for one and ten-day holding periods, with a 99% level of confidence for each risk factor was:

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	65	189
Equities	1	4
Exchange Rate	20	60
Total	**70**	**201**

Banking Business: Average Value at Risk Millions of Pesos	**2Q 2002**(1)	**1Q 2002**(1)	**2Q 2001**(2)
1-Day VaR	70	53	48
10-Day VaR	201	164	156

(1) Parametric method calculation
(2) Historical simulation calculation

The increase in VaR in 2Q02 is attributable to market volatility during the quarter.

4. Trading

Trading Income Millions of Pesos	**Income Due to Valuation 6M02**	**Income Due to Trading 6M02**	**Total**
Investment in securities	**(48)**	**202**	**154**
Equity	0	(2)	(2)
Fixed Income	(48)	204	156
Repo operations	**(116)**	**433**	**317**
Derivatives	**(463)**	**671**	**208**
Total	**(627)**	**1,306**	**679**

5. Other Income (Expense) (Net)

Other Income (Expense) (Net) Millions of Pesos	
Charge from sale of real estate assets	(58)
Other Charges	(21)

6. Loan Portfolio Ratings

As of June 30, 2002, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	Commercial		Mortgage		Consumer	
	Balance	Estimated Reserve	Balance	Estimated Reserve	Balance	Estimated Reserve
A	215,567	427	30,328	241	15,166	77
B	10,880	1,629	7,937	658	889	89
C	4,446	1,754	4,780	1,517	167	75
D	515	384	4,571	3,200	253	187
E	1,858	1,810	4	189	575	577
Total	**233,266**	**6,004**	**47,620**	**5,805**	**17,049**	**1,005**

Commerical loan rating as of June and mortgage and consumer loan ratings at May
Commerical loans include the gross balance of the Fobaproa/IPAB notes and loans to government entities

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. *According to this definition, total troubled commercial loans amounted to Ps. 2,373 million, i.e. a mere 1.0% of the* total commercial loan portfolio.

7. Capitalization

As of June 30, 2002, the estimated total capitalization ratio for Bancomer, including market risk, was 13.7% and Tier 1 capital ratio stood at 10.5%. As of the same date, estimated total capitalization ratio for Bancomer Servicios, including market risk, was 107.2%.

Capitalization Millions of Pesos	Bancomer June 2002		Bancomer Servicios June 2002	
Tier-1 Capital	25,202		3,769	
Tier-2 Capital	7,559		0	
Net Capital	**32,761**		**3,769**	
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	13.68%	10.51%	143.06%	107.24%
Tier-2 Capital	4.10%	3.15%		
Net Capital	**17.79%**	**13.67%**	**143.06%**	**107.24%**
Risk weighted assets	184,191	239,720	2,634	3,514

Banking Business: Risk Weighted Assets Millions of Pesos as of March 2002	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	186,825	14,946	184,191	14,735	2,634	211
Group I (weighted at 0%)						
Group II (weighted at 20%)	16,271	1,302	15,954	1,276	316	25
Group III (weighted at 100%)	170,555	13,644	168,237	13,459	2,318	185
Market Risk Assets	56,409	4,513	55,529	4,442	880	70
Operations in local currency at nominal rate	29,755	2,380	29,028	2,322	727	58
Operations in local currency at real rate or denominated in UDIS	4,674	374	4,674	374		
Interest rate transactions in foreign currency in nominal rate	7,569	605	7,569	605		
Positions in UDIS or yield indexed to inflation	91	7	91	7		
Positions in foreign currencies or indexed to the exchange rate	1,399	112	1,399	112		
Positions in equity or indexed to the price of a stock or group of stocks	12,922	1,034	12,769	1,022	153	12
Total, Including Credit and Market Risk	243,234	19,459	239,720	19,178	3,514	281

Banking Business: Net Capital *Millions of Pesos as of June 2002*	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**28,970**	**25,202**	**3,769**
Stockholders equity	40,566	35,618	4,948
Subordinated debt and capitalization inst.	3,287	3,287	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,555)	(3,408)	(147)
Deductions for investments in non financial entities	(1,209)	(1,054)	(155)
Deductions for financing granted for repurchase of stock for the bank or other entities			
Deductions for deferred taxes	(9,848)	(8,971)	(877)
Organizational expenses and other intangibles	(268)	(268)	
Minus other assets	(3)	(3)	
Tier 2 Capital	**7,559**	**7,559**	**0**
Subordinated debt and capitalization instruments	5,625	5,625	
General reserves	1,934	1,934	
Deductions for subordinated debt			
Net Capital	**36,530**	**32,761**	**3,769**

8. Debtor-Support Programs

Cost of Debtor Support Programs Million of Nominal Pesos	6 Months 2002	2Q 2002	1Q 2002
Commercial portfolio	11	3	8
Mortgage portfolio	674	325	349
TOTAL	**685**	**328**	**357**

9. Interbank Loans

	Balances and Rates of Interbank and Other Entities Loans Millions of Pesos	Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
2Q02	Interbank and other entities' loans	33,576	6.9%	13,998	4.7%	47,574	6.1%
1Q02	Interbank and other entities' loans	33,501	7.7%	15,545	3.9%	49,046	6.2%
2Q01	Interbank and other entities' loans	10,621	13.7%	24,548	8.2%	35,169	10.1%

A total of 49% of these loans are due in less than 1 year, 15% in a 1 to 2 -year period, and the rest matures in over 2 years.

10.-Subordinated Debentures

Subordinated Debentures-Liabilities Millions of Pesos Name	Balance June 2002	Expiration Date	Interest Rate
BANCOMER-98 Non-Convertible	2,500	28-Sep-06	TIIE 28
PROMEX-95 Non-Convertible	50	10-Abr-03	CEDES 365+2.5 or PRLV185+2.5 or CETES 365+3.5 or TIIP 28+2
PROMEX-95-2 Non-convertible	100	18-Sep-03	CEDES 365+2.5 or PRLV185+2.5 or CETES 365+3.5 or TIIE 28+1.5
BANCOMER- DLLS Non-Convertible	996	21-Jun-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	1,245	28-Mar-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	1,144	15-May-04	LIBOR+3.5
BANCOMER- DLLS Non-Convertible	100	29-May-04	LIBOR+3.5
Interest accrued not paid out	283		
Total	6,418		

11.-Risk Management: Implementation of Rule 1423

The implementation of the "Prudential Rules on Comprehensive Risk Management", defined in Circular 1423 issued by the Banking Commission (CNBV), was accomplished through the recognition of basic rules for efficient risk management, evaluating risks as quantifiable (credit, market and liquidity) and unquantifiable (operational and legal), so the basic identification, measurement, monitoring, limitation, control and disclosure processes are satisfied. Below is summary of this implementation.

a) Participation of Governing Bodies
- The Board of Directors is responsible for establishing the objectives of risk exposure and fixing capital related limits, as well as authorizing the policies and procedures manuals related to risks.
- The Risk Committee is responsible for monitoring the position and compliance with the risk limits to which the banks are exposed, and for controlling adherence to the Board of Directors' resolutions.

b) Policies and Procedures
- Risk manuals with standard contents, including strategy, organization, and operating, technological and methodological frameworks and regulatory processes
- Specific manual for legal risks, including related methodologies
- Defined and limited third-party responsibilities, training programs and communication of policies and procedures

c) Strategic Decision Making
- Independence of the Comprehensive Risk Management Unit
- Interaction of this unit with operating committees
- Establishing monitoring processes and daily and monthly reports
- Establishment of the limits structure in terms of economic capital for each business unit and type of risk
- Establishment, by the Risk Committee, of the authorization process for new products and/or services implying risk for the banks

d) Tools and Analyses
- Continuous measurement of credit, market and liquidity risks, under "consistent" methodologies and parameters indicators of diversification levels (correlation)
- Establish periodic analyses of sensitivity testing under extreme conditions and review and fine-tune the models
- Put in place monitoring and operational and legal risk control methodologies in conformity with international standards
- Integrate risks by defining "capital requirements" to absorb them

e) Information
- Periodic reports to the Risk Committee, Board of Directors, risk taking units, finance and senior management.

f) Technological Platform
- Comprehensive review of all source and calculation systems for risk-measuring
- Projects for the improvement, quality and sufficiency of data and automation projects

g) Audit and comptrollership
- Internal review of the implementation of Circular 1423 project

h) Training programs

The Institution believes that currently the implementation of Circular 1423 reflects an adequate percentage of completion. However, projects such as improvement of measurements and limitations, automation processes and methodology fine-tuning are still under way.

Audit of the implementation of Circular 1423 by an independent accounting firm showing no observations for noncompliance.

Methodological Framework

For risk purposes, the bank's Balance Sheet is envisioned as follows:

a) Market Risk (measured through the VaR methodology)
- Operations and investment portfolios (investments in trading securities and securities available for sale, book of repurchase and resale transactions and related derivative transactions)
- Structural Balance Sheet (the other assets, including securities held to maturity and derivatives for the management of the structural risk of interest rates)

b) Credit Risk (Bancomer measures credit risks based on the Expected Loss and in the Unexpected Loss. Expected Loss is an indicator of the current value of the loan portfolio under a default scenario within the next 12 months, while the Unexpected Loss measures the variability of the Expected Loss)
- Companies and corporate offices (traditional loan portfolio, including PyMES, and exposures due to investments in security issues and, as counterparty, use of derivative instruments)
- Retail/Consumer loans (credit cards, financing plans and mortgage portfolio)

Ticker Symbols

Mexico	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Debt Ratings

	Long Term		Short Term	
Bancomer	Pesos	F.C.	Pesos	F.C.
S&P	BBB-	BB+	A-3	B
Moody's	A1	Baa3	P-3	NP
Fitch	BBB	BB+	F2	B

Contacts

Miguel Rivera
José de Jesús Gómez
Araceli Espinosa
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-7912

investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

2T02

CONTENIDO

Aspectos Financieros Relevantes

Grupo Financiero BBVA Bancomer (GFBB)

- *Utilidad neta de Ps. 1,414 millones en 2T02 y de Ps. 3,023* millones en los primeros seis meses de 2002
- Utilidad por acción de Ps. 0.15 en 2T02 y Ps. 0.33 acumulada en los primeros seis meses de 2002
- Eliminando el cargo por Ps. 208 millones de la venta de Far-Ben *(ver Asuntos Relevantes pg. 6)*, el ROAE fue de 14.5% y ROAA de 1.5% en 2T02

Negocio Bancario

- Utilidad neta de Ps. 1,336 millones y utilidad de operación de Ps. 2,863 millones en los primeros seis meses de 2002
- Eliminando el cargo por Ps. 208 millones de la venta de Far-Ben *(ver Asuntos Relevantes pg. 6)*, el ROAE fue de 15.8% y ROAA de 1.4% en 2T02
- Margen financiero neto de 5.1% en 2T02, 20 puntos base mayor al de 1T02
- Ingreso por comisiones y tarifas de Ps. 2,690 millones en 2T02, 15.2% mayor al de 2T01
- Gasto de administración y promoción de Ps. 4,392 millones en 2T02, 11.8% menor a 2T01
- Indice de eficiencia de 57.2% en 2T02, comparado con 58.6% de 2T01
- Cartera de crédito al sector privado crece 2.9% en 2T02 comparado con 1T02. La cartera de crédito al consumo se incrementó 9.3% de 1T02 a 2T02 y 31.6% de 2T01 a 2T02
- Depósitos a la vista crecen 16.1% comparado con 2T01 y 8.7% en 2T02, para alcanzar Ps. 136,324 millones
- Indice de capitalización a junio de 2002, incluyendo riesgo de mercado, fue 15.0%, con un índice de capital básico de 11.9%

Compañías Subsidiarias del Banco

- Afore Bancomer registró utilidad neta de Ps. 131 millones en 2T02
- Bancomer Transfer Services reportó utilidad neta de Ps. 31 millones en 2T02

Compañías Subsidiarias del Grupo

- Seguros Bancomer registró utilidad neta de Ps. 62 millones en 2T02, 15.2% mayor a 1T02
- Pensiones Bancomer reportó utilidad neta de Ps. 45 millones en 2T02, 36.6% mayor a 1T02
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 16 millones en 2T02
- Bancomer Gestión registró utilidad neta de Ps. 23 millones en 2T02, 15.0% mayor a 1T02

Todas las cifras están expresadas en pesos (Ps.) de junio de 2002, y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente,

Utilidad Grupo (Ps. Millones)


3,386
3,023
1,532
,397
1,452
1,609
1,414
6M01
6M02
2T01
3T01
4T01
1T02
2T02

UPA Grupo (Ps. con dilución)


0.37
0.33
0.17
0.16
0.15
0.17
0.15
6M01
6M02
2T01
3T01
4T01
1T02
2T02

ROAE Grupo (% Anualizado)


17.2
13.8
14.9
13.5
13.8
14.8
12.5
6M01
6M02
2T01
3T01
4T01
1T02
2T02

ROAA Grupo (% Anualizado)


1.6
1.4
1.5
1.3
1.4
1.5
1.3
6M01
6M02
2T01
3T01
4T01
1T02
2T02

Capitalización Negocio Bancario (%)
Capital Neto a Activos en Riesgo Crédito y Mercado


14.9
14.9
15.7
14.9
15.0
2T01
3T01
4T01
1T02
2T02

Resumen de Resultados e Información Estadística Seleccionada

NOTA: Para facilitar el seguimiento comparativo del negocio recurrente, todo el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias, así como del Negocio Bancario y Subsidiarias, presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de Far-Ben (ver Asuntos Relevantes, pg. 6) presentados en las páginas 24 y 32, respectivamente.

Utilidad Neta Millones de Pesos	**6 Meses 2002**	**6 Meses 2001**	**2T 2002**	**1T 2002**	**2T 2001**
GRUPO FINANCIERO BBVA BANCOMER	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**
Utilidad propia de la controladora	(85)	(94)	(45)	(41)	(42)
Negocio Bancario	2,863	3,239	1,336	1,527	1,442
Sector Seguros	194	206	107	87	109
Casa de Bolsa Bancomer	52	70	16	37	40
Bancomer Gestión	43	0	23	20	0
Interés minoritario y otros	(44)	(33)	(23)	(21)	(17)

(1) Interés minoritario excluye el de las subsidiarias del negocio bancario, pero incluye el de Seguros Bancomer. A partir de 2T02, este rubro también incluye Fianzas Probursa, para lo cual se reconstruyo 1T02 y 2T01

Grupo Financiero BBVA Bancomer **Balance General** Millones de Pesos	**6 Meses 2002**	**6 Meses 2001**	**2T 2002**	**1T 2002**	**2T 2001**
Activo					
Disponibilidades	63,345	47,006	63,345	54,012	47,006
Inversión en valores y operaciones con valores y derivados	72,127	47,746	72,127	70,062	47,746
Cartera total	249,305	264,531	249,305	251,880	264,531
Estimación preventiva para riesgos crediticios	(12,767)	(16,701)	(12,767)	(13,642)	(16,701)
Impuestos diferidos	24,383	26,344	24,383	24,993	26,344
Otros Activos	36,070	41,137	36,070	34,050	41,137
Total Activo	**432,463**	**410,063**	**432,463**	**421,355**	**410,063**
Pasivo					
Captación tradicional	316,872	311,021	316,872	304,772	311,021
Préstamos interbancarios y de otros organismos	47,573	33,075	47,573	47,855	33,075
Obligaciones Subordinadas	6,418	7,896	6,418	6,348	7,896
Otros pasivos	9,332	10,409	9,332	12,527	10,409
Total Pasivo	**380,195**	**362,401**	**380,195**	**371,502**	**362,401**
Total Capital Contable	**52,268**	**47,662**	**52,268**	**49,853**	**47,662**
Estado de Resultados					
Margen financiero ajustado	7,744	10,098	3,966	3,779	4,790
Comisiones netas	5,637	4,879	2,816	2,822	2,485
Resultado por intermediación	1,216	1,721	466	749	1,096
Ingresos totales de operación	14,598	16,698	7,248	7,350	8,371
Gastos de administración y promoción	(9,053)	(10,450)	(4,482)	(4,571)	(5,216)
Resultado de la operación	5,545	6,248	2,766	2,779	3,155
Resultado por operaciones continuas	3,338	3,494	1,654	1,684	1,567
Utilidad neta	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**

Grupo Financiero BBVA Bancomer Información por Acción y Capitalización de Mercado	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Utilidad Neta (Millones de Pesos)	**3,023**	**3,388**	**1,414**	**1,609**	**1,532**
Información por acción					
Utilidad neta					
Primaria[1]	0.33	0.38	0.15	0.17	0.17
Con dilución total[1]	0.33	0.37	0.15	0.17	0.17
Valor en libros con dilución	5.06	4.62	5.06	4.88	4.62
Acciones totales en circulación (millones, fin de periodo)	9,277	9,126	9,277	9,225	9,126
Acciones totales con dilución (millones, fin de período)	9,277	9,276	9,277	9,277	9,276
Precio (Pesos nominales)	8.12	8.97	8.12	9.88	8.97
Capitalización de mercado (millones de Pesos nominales)	75,329	81,860	75,329	91,143	81,860
P/U	12.76	18.72	12.76	15.40	18.72
P/VL	1.60	2.03	1.60	2.05	2.03
Información por ADR (USD)[2]					
Utilidad neta					
Primaria	0.70	0.80	0.32	0.38	0.37
Con dilución total	0.70	0.79	0.32	0.38	0.36
Valor en libros con dilución	10.16	10.18	10.16	10.82	10.18

(1) Con base en número de acciones promedio del periodo. (2) 20 acciones ordinarias serie "B" por cada ADR.

Negocio Bancario	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Sucursales[1]	1,681	2,159	1,681	1,681	2,159
Cajeros Automáticos	3,732	3,930	3,732	3,718	3,930
Empleados	26,349	29,272	26,349	26,856	29,272
Razones de rentabilidad (%)					
Margen financiero neto[A]	5.0	5.7	5.1	4.9	5.5
Rentabilidad sobre activos promedio (ROAA)[A]	1.3	1.6	1.3	1.4	1.4
Rentabilidad sobre capital mayoritario promedio (ROAE)[A]	15.3	19.2	13.7	16.4	16.3
Eficiencia[B]	57.3	59.3	57.2	57.4	58.6
Indicadores de calidad de activos (%)					
Indice de cartera vencida neta, excluyendo Fobaproa	(0.6)	(1.1)	(0.6)	(1.0)	(1.1)
Indice de cartera vencida bruta, incluyendo Fobaproa	4.8	5.6	4.8	4.8	5.6
Indice de cartera vencida bruta, excluyendo Fobaproa	7.3	8.5	7.3	7.4	8.5
Cartera vencida neta a capital contable	(2.0)	(4.4)	(2.0)	(3.4)	(4.4)
Cobertura de reservas	107.6	112.2	107.6	112.1	112.2
Crecimiento real de la cartera vigente[C]	(4.0)	(6.5)	(1.0)	(3.0)	(3.0)
Razones de capitalización (%)[D]					
Capital básico	11.9	11.3	11.9	11.4	11.3
Capital total	15.0	14.9	15.0	14.9	14.9

(A) Anualizado. (B) Gasto no financiero / ingresos totales. excluyendo provisiones (C) Excluyendo FOBAPROA. (D) Incluye riesgo crédito y riesgo mercado.

(1) A partir de IT02 se reporta únicamente el número de sucursales físicas.

Asuntos Relevantes

El Gobierno Federal y el IPAB venden su participación en GFBB

El 26 de junio de 2002, el Gobierno Federal Mexicano y el Instituto para la Protección al Ahorro Bancario (IPAB) vendieron un total de 1,032,201,860 acciones de GFBB, equivalente a 11.1% del capital social, en una oferta secundaria simultánea pública en México y privada en mercados internacionales, a un precio de 8.10 pesos por acción. Banco Bilbao Vizcaya Argentaria adquirió 276 millones de acciones en esta oferta, equivalente a 3% del capital social de GFBB.

GFBB se convierte en sociedad controladora filial del BBVA

El 28 de junio de 2002, GFBB se convirtió en Sociedad Controladora Filial como consecuencia de que BBVA International Investment Corporation, entidad subsidiaria al 100% de Banco Bilbao Vizcaya Argentaria (BBVA), ha llegado a detentar el 51.0% de las acciones representativas de su capital social. Dicha conversión fue autorizada por la Secretaría de Hacienda y Crédito Público el pasado 9 de mayo.

Como resultado de la conversión a Sociedad Controladora Filial, el pasado 19 de julio de 2002 se realizó el intercambio de acciones serie "O" por acciones serie "F" y "B", lo cual no implica modificación alguna a los derechos corporativos o patrimoniales de los accionistas, ni afecta los derechos de los accionistas minoritarios de GFBB.

Éxito de la campaña "Creditón Nómina"

Desde el lanzamiento de Creditón Nómina el 22 de abril pasado, la campaña se ha traducido en el otorgamiento de 79,636 Creditones por un monto total de Ps. 1,055 millones. Esta campaña confirma el éxito comercial de los programas de crédito al consumo que durante el trimestre se tradujeron también en el otorgamiento de 155,841 tarjetas de crédito y 4,495 préstamos de auto.

Avances del "Proyecto Cliente"

A seis meses de haber iniciado, el Proyecto Cliente ha tenido importantes avances hacia su objetivo de lograr que Bancomer sea percibido como el banco más apreciado por su alto nivel de servicio. El proyecto se ha organizado en 8 grandes programas corporativos, cuyos principales avances a la fecha son:

1. Optimizar la gestión de oficinas y clientes: se han implementado una serie de medidas para diferenciar el servicio prestado a nuestros clientes con el objetivo de mejorar tiempos de servicio y se identificó a 25 grandes colectivos que generan saturación en sucursales, a cada uno de los cuales se le asignó un gestor responsable de la relación. Se está planteando una solución específica para cada colectivo, apoyada en medios electrónicos.
2. Aclaraciones: se ha eliminado el 100% del rezago en aclaraciones y se están eliminando las causas de las mismas.
3. Reducción de tiempos de proceso: se ha logrado reducir el tiempo de entrega de estados de cuenta en 31%.
4. Corrección de base de datos de personas: se han depurado cuentas canceladas e inactivas y se están corrigiendo los datos de 500 mil clientes.
5. Niveles de servicio: se ha establecido una meta de disponibilidad de servicio por canal (por ejemplo, cajeros automáticos, internet, sucursales, teléfono, TPVs), misma que a la fecha se ha superado y está en niveles del 99%.
6. Seguridad y fraudes: Se han sustituido 124 cajeros automáticos de tecnología obsoleta para reducir el riesgo de fraude.
7. Actitud de servicio: se han impartido más de 154 mil horas de formación al personal.
8. Cadena cliente-proveedor interno: se han efectuado encuestas internas para mejorar procesos.

Bancomer firma acuerdo con Infonavit para financiar vivienda

El pasado 25 de junio, Bancomer firmó un convenio de colaboración con Infonavit a través del cual otorgará créditos hipotecarios a derechohabientes de Infonavit en condiciones preferenciales, con base en el artículo 43-bis de la Ley del Infonavit.

Bajo este acuerdo, el trabajador que solicite un crédito para vivienda a una institución financiera puede dar en garantía el saldo de su subcuenta de vivienda. Esta garantía consiste en el pago de las mensualidades del crédito a través del fondo administrado por el Infonavit en caso de que el trabajador suspenda su relación laboral. Adicionalmente, las aportaciones patronales a la subcuenta de vivienda subsecuentes al otorgamiento del crédito se aplicarán a la amortización del saldo insoluto del mismo.

Bancomer financiará hasta el 80% del valor de la vivienda (cuyo precio debe oscilar entre Ps. 350 mil y Ps. 500 mil) a una tasa fija del 15.5% y comisión del 1% a un plazo de 15 años.

Alianza de Bancomer y Telefónica en "Adquira"

El pasado 13 de marzo, Bancomer formalizó su participación en Adquira México, empresa de comercio electrónico B2B que forma parte del Grupo Telefónica de España. Con esta alianza, Bancomer podrá ofrecer a sus clientes los servicios de subastas y mercado electrónico, así como un club de compras de bienes y servicios mediante una plataforma tecnológica que permite digitalizar las compras de empresas, generándoles ahorros importantes en procesos tradicionales, promoviendo así la eficiencia en cadenas de suministro.

Este es un importante avance estratégico, ya que impulsa el objetivo de profundizar la relación con los clientes de Bancomer, ofreciendo soluciones de valor agregado más allá de los servicios financieros tradicionales.

Conversión de obligaciones subordinadas en acciones de GFBB

Con fecha 22 de mayo de 2002, entraron en circulación 51,993,000 acciones serie "O" representativas del capital social de GFBB, toda vez que con esa misma fecha se convirtieron anticipadamente en acciones 30,000,000 de obligaciones subordinadas convertibles necesariamente en acciones de GFBB, motivo por el cual el capital social pagado de GFBB se encuentra actualmente representado por 9,276,606,822 acciones.

Los fondos de la operación se aplicaron para la capitalización de Bancomer mediante una asamblea extraordinaria celebrada el 28 de junio de 2002, en la que se aprobó aumentar el capital contable del Banco en Ps. 286 millones.

GFBB vende participación en Far-Ben

El pasado 28 de junio, Bancomer y otras subsidiarias de GFBB vendieron su posición accionaria en el capital de Far-Ben, S.A. de C.V. La posición que mantenía Bancomer en estas acciones estaba registrada como "Títulos Disponibles para la Venta" por no ser una posición accionaria estratégica, ni representar una inversión relacionada con el negocio principal de la institución.

Con base en los Criterios de Contabilidad para las Instituciones de Crédito establecidos por la Comisión Nacional Bancaria y de Valores (CNBV), los ajustes de valuación a valor razonable ("mark-to-market"), ganancias o pérdidas monetarias e impuestos diferidos de los "Títulos Disponibles para la Venta" se registran en capital contable. Al momento de realizar la venta de estas posiciones, es necesario reflejar estos efectos en el estado de resultados y revertir los asientos registrados en el capital contable.

Como resultado de lo anterior, esta transacción implicó un cargo a resultados por Ps. 208 millones y un impacto neto positivo en el capital contable por Ps. 69 millones. Esta operación implicó una entrada a caja por Ps. 40.3 millones.

Resultados	Monto
Resultado por posición monetaria	(117)
Valuación	(246)
Impuesto diferido	155
Efecto total neto	**(208)**

Capital Contable	Monto
Resultado por posición monetaria	117
Valuación	246
Impuesto diferido	(86)
Resultados	(208)
Efecto total neto	**69**

Cifras en millones de pesos

La operación de venta de acciones de Far-Ben se realizó bajo la condición de que dicha entidad sea capitalizada antes del 5 de septiembre de 2002. En caso de no cumplirse esta condición, la operación sería revertida, al precio que acuerden las partes.

Negocio Bancario: Estado de Resultados

El Negocio Bancario de GFBB registró una utilidad de operación de Ps. 2,716 millones en 2T02, 0.7% mayor a la del trimestre anterior, a pesar de que durante el período se contó con una sola contribución en Afore Bancomer. La combinación de crecimiento en margen financiero, el desempeño favorable de los ingresos por comisiones, aunado a un menor nivel de provisiones y la continua reducción del gasto, permitió mantener la utilidad de operación con respecto a 1T02, a pesar de la menor aportación estacional de la Afore y confirma la tendencia de mejoría en los ingresos recurrentes del Negocio Bancario.

Negocio Bancario: Estado de Resultados Millones de Pesos	**6 Meses 2002**	**6 Meses 2001**	**2T 2002**	**1T 2002**	**2T 2001**
Margen financiero	**8,935**	**10,715**	**4,534**	**4,401**	**5,081**
Estimación preventiva para riesgos crediticios	(1,201)	(739)	(573)	(628)	(355)
Margen financiero ajustado	**7,734**	**9,976**	**3,961**	**3,773**	**4,726**
Comisiones y tarifas neto	5,384	4,663	2,690	2,694	2,335
Resultado por intermediación	1,171	1,696	457	714	1,084
Ingresos totales de la operación	**14,289**	**16,335**	**7,108**	**7,181**	**8,145**
Gasto de administración y promoción	(8,877)	(10,127)	(4,392)	(4,485)	(4,982)
Resultado de la operación	**5,412**	**6,208**	**2,716**	**2,696**	**3,163**
Otros productos (gastos) (neto)	(191)	(619)	(79)	(112)	(489)
Resultado por posición monetaria neto (otros)	(338)	(469)	(159)	(179)	(223)
Resultado antes de ISR y PTU	**4,883**	**5,120**	**2,478**	**2,405**	**2,451**
ISR y PTU causado	(249)	(364)	(87)	(162)	(134)
ISR y PTU diferido	(1,260)	(1,480)	(658)	(602)	(850)
Resultado antes de subsidiarias, asoc. y afil.	**3,374**	**3,276**	**1,733**	**1,641**	**1,467**
Resultado de subsidiarias, asoc. y afil.	(195)	68	(156)	(39)	8
Resultado por operaciones continuas	**3,179**	**3,344**	**1,577**	**1,602**	**1,475**
Operaciones discontinuas, partidas extraordinarias y cambios contables (1)	(208)	0	(208)	0	0
Utilidad neta antes de interés minoritario	**2,971**	**3,344**	**1,369**	**1,602**	**1,475**
Interes minoritario	(108)	(105)	(33)	(75)	(33)
Utilidad neta	**2,863**	**3,239**	**1,336**	**1,527**	**1,442**

(1) Para efectos de comparabilidad, el presente Estado de Resultados considera los efectos de la venta de Far-Ben como partida extraordinaria. (Ver pg. 6 y 32)

Margen Financiero

El margen financiero se ubicó en 5.1% en 2T02, lo que representa un incremento de 20 puntos base con respecto al trimestre anterior, a pesar de la reducción en la tasa interbancaria promedio (TIIE a 28 días) de 90 puntos base en el mismo período.

Este resultado positivo refleja la mejora continua en la gestión de precios y el repunte en los volúmenes de crédito observado durante el trimestre, así como a un mayor ingreso financiero neto por reportos.

También es importante destacar el hecho de que, conforme han ido descendiendo las tasas de interés, se ha incrementado la razón de margen financiero como porcentaje de la TIIE. Esto es, en 2T01, el margen financiero neto equivalía a 39.3% de la tasa, mientras que, en 2T02, ésta proporción se incrementó a 67.1%.

TIIE 28 días (%, promedio del período)


14.0
5.5
8.5
4.9
7.6
5.1
2T01
1T02
2T02
TIIE MF

Negocio Bancario: Margen Financiero Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Ingreso financiero neto por crédito y captación	**7,899**	**9,609**	**3,954**	**3,945**	**4,452**
Ingreso financiero por crédito y valores	15,132	26,595	7,418	7,714	12,246
Gasto financiero por captación y fondeo	(7,233)	(16,986)	(3,464)	(3,769)	(7,794)
Comisiones Netas	**188**	**257**	**80**	**108**	**95**
Comisiones cobradas	188	257	80	108	95
Comisiones pagadas	0	0	0	0	0
Ingreso financiero neto por reportos	**369**	**29**	**247**	**122**	**154**
Ingreso financiero por reportos	7,532	7,890	3,588	3,944	3,348
Gasto financiero por reportos	(7,163)	(7,861)(	3,341)	(3,822)	(3,194)
Ingreso financiero antes de repomo	**8,456**	**9,895**	**4,281**	**4,175**	**4,701**
Resultado por posición monetaria	**479**	820	253	226	380
Ingreso financiero neto	**8,935**	**10,715**	**4,534**	**4,401**	**5,081**
Margen financiero neto (%)[1]	**5.0%**	**5.7%**	**5.1%**	**4.9%**	**5.5%**
Promedio de activos con rendimiento[2]	359,637	376,181	356,876	362,397	370,111

(1) Anualizado. (2) Incluye el balance de la nota FOBAPROA.

Ingreso no Financiero

El ingreso no financiero del Negocio Bancario alcanzó Ps. 3,147 millones en 2T02, 85.5% generado por comisiones y tarifas y el restante 14.5% por resultado de intermediación.

De manera acumulada al cierre de junio de 2002, el ingreso no financiero fue de Ps. 6,555 millones, 3.1% mayor al mismo período de 2001, lo que refleja la continua contribución de este rubro a la estabilidad de los ingresos del banco.

Comisiones y Tarifas

El ingreso por comisiones y tarifas del Negocio Bancario alcanzó los Ps. 2,690 millones en 2T02, monto similar al registrado el trimestre anterior, a pesar de contar solamente con una contribución bimestral de la Afore, y 15.2% mayor a 2T01. El crecimiento en este rubro sin considerar la contribución de la Afore es de 14.1% comparado con el trimestre anterior.

El desempeño favorable de las comisiones del trimestre se debe principalmente al crecimiento de 30.0% en transferencias y remesas, 11.9% en administración de sociedades de inversión y de 11.1% en tarjeta de crédito y cajeros, de 1T02 a 2T02.

El ingreso por comisiones y tarifas de 2T02 representa 61.2% del gasto de operación del período, comparado con 46.9% de 2T01, reiterando la importancia que ha cobrado este rubro como un elemento de estabilidad en los ingresos del Negocio Bancario.

En forma acumulada a junio de 2002, el ingreso por comisiones y tarifas fue de Ps. 5,384 millones, 15.5% mayor comparado con el mismo período del año anterior y representó 60.7% del gasto de operación contra 46.0% el año anterior.

Intermediación

El ingreso por intermediación fue de Ps. 457 millones en 2T02. Sobresale el resultado del negocio de cambio de divisas con clientes, que fue de Ps. 269 millones en el período y que ha generado el 42.0% de los ingresos por intermediación en el año 2002. Es de destacar también el que, a pesar de la volatilidad de las variables financieras y en particular del alza en las tasas de interés durante el trimestre, el negocio de intermediación continúa presentando resultados positivos gracias a la adecuada gestión de la tesorería.

Negocio Bancario: Ingreso No Financiero Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Ingreso no financiero	**6,555**	**6,359**	**3,147**	**3,408**	**3,419**
Comisiones y tarifas neto	**5,384**	**4,663**	**2,690**	**2,694**	**2,335**
Manejo de cuentas	1,094	957	572	523	486
Transferencias y remesas	765	576	433	333	345
Tarjeta de crédito y cajeros	1,404	1,110	739	665	583
Administración de sociedades de inversión	517	528	273	244	283
Administración de fondos de pensiones y SAR	1,189	1,167	454	735	447
Otros	414	324	219	194	191
Resultado por intermediación	**1,171**	**1,696**	**457**	**714**	**1,084**
Compra venta de divisas[1]	492	425	269	223	184
Otros resultados de intermediación	679	1,271	188	491	900

(1) A partir de este trimestre, se presenta desglosado el negocio de intermediación de divisas en la red con el propósito de mostrar su recurrencia. Los datos de 1T02 y 2T01 fueron reconstruidos con ese mismo criterio

Gasto de Administración y Promoción

El gasto de administración y promoción del Negocio Bancario continuó su tendencia descendente de los últimos ocho trimestres consecutivos, ubicándose en Ps. 4,392 millones en 2T02, 2.1% menor al trimestre anterior y 11.8% menor a 2T01.

Cabe destacar que el gasto gestionable (salarios y prestaciones y gastos de administración y operación) se redujo 11.4% en 2T02 comparado con el mismo trimestre del año anterior, a Ps. 3,290 millones. En particular, sobresale la reducción de gastos en los rubros de mantenimiento y operación de inmuebles y honorarios y asistencia técnica.

Esta evolución favorable en la gestión de gastos se refleja también en la reducción de 12.3% en dicho rubro lograda en los primeros seis meses del 2002, comparado con el mismo período del año anterior, gracias a los programas de ahorro implementados a lo largo del proceso de integración y consolidación del negocio y al programa de Eficiencias y Costos (EFYCO).

Negocio Bancario: Gasto Adm. y Prom. Millones de Pesos	**6 Meses 2002**	**6 Meses 2001**	**2T 2002**	**1T 2002**	**2T 2001**
Gasto no financiero	**8,877**	**10,127**	**4,392**	**4,485**	**4,982**
Salarios y prestaciones	4,036	4,124	2,009	2,027	2,050
Gastos de administración y operación	2,590	3,313	1,281	1,309	1,662
Rentas, depreciación y amortización	1,136	1,376	560	576	618
IVA e impuestos diferentes a ISR y PTU	452	610	220	232	307
Cuota por costo de captación (IPAB)	663	704	322	341	345

Análisis del Ingreso y el Gasto Recurrente

La gestión del margen financiero, del ingreso por comisiones y tarifas, así como del gasto, ha estabilizado la rentabilidad del Negocio Bancario, ayudando a absorber el descenso en las tasas de interés observado en México en el último año. El margen financiero anualizado representó 4.3% de los activos totales medios en 2T02, comparado con 4.9% en 2T01 y contribuye con el 62.8% de los ingresos totales en 2T02, comparado con 68.5% en 2T01, como consecuencia de la disminución de tasas de interés.

Sin embargo, en 2T02, el porcentaje anualizado de ingreso por comisiones y tarifas a activos totales representa 29 puntos base más que en 2T01. En el trimestre, las comisiones y tarifas contribuyeron el 37.2% de los ingresos totales, comparado con 31.5% en 2T01.

Además, como consecuencia del éxito obtenido en el control del gasto, éste se ha reducido de 4.8% de los activos totales medios en 2T01, a 4.2% en 2T02.

El comparativo trimestral del diferencial entre ingresos y gastos es creciente; de 2.4% en 2T01 a 2.5% en 1T02 y 2.7% en 2T02, reflejando una mejor calidad de los resultados. Adicionalmente, el comparativo acumulado muestra un incremento de 3 puntos base en los primeros seis meses de 2002 comparado con el año anterior, mostrando la completa absorción de la disminución de 800 puntos base en la tasa TIIE a 28 días en el mismo período. Lo anterior demuestra nuevamente que los rubros gestionables del Negocio Bancario se han consolidado para la generación de ingreso recurrente.

Gracias al éxito de la administración en gestionar el ingreso –incluyendo los ingresos por intermediación- y el gasto, el índice de eficiencia se ha logrado reducir 140 puntos base de 2T01 a 2T02 para ubicarse en 57.2%, nivel incluso 20 puntos base inferior al índice de 57.4% de 1T02.

Negocio Bancario: Análisis del Ingreso y el Gasto Recurrente Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Ingreso financiero neto	8,935	10,715	4,534	4,401	5,081
Ingreso por comisiones y tarifas	5,384	4,663	2,690	2,694	2,335
Ingresos totales	14,319	15,378	7,224	7,095	7,416
Gastos totales	8,877	10,127	4,392	4,485	4,982
Activos Totales Medios	**424,644**	**414,344**	**421,654**	**423,433**	**412,472**
Margen financiero neto	4.21%	5.17%	4.30%	4.16%	4.93%
Ingreso por comisiones y tarifas	2.54%	2.25%	2.55%	2.54%	2.26%
Ingresos totales (A)	6.74%	7.42%	6.85%	6.70%	7.19%
Gastos totales (B)	4.18%	4.89%	4.17%	4.24%	4.83%
Diferencial (A-B)	**2.56%**	**2.53%**	**2.68%**	**2.46%**	**2.36%**
Eficiencia (incluye ingresos por intermediación)	**57.3%**	**59.3%**	**57.2%**	**57.4%**	**58.6%**

El análisis del ingreso y el gasto se incluyó en la publicación de resultados de 1T02 en términos trimestrales.
No obstante, para hacer un análisis en términos trimestrales y anualizados, se ha cambiado el formato y ahora refleja datos anualizados.

Resultado de Subsidiarias, Asociadas y Afiliadas

En 2T02 se realizó un cargo a resultados de subsidiarias por Ps. 156 millones, principalmente resultado de una pérdida de Ps. 128 millones generada en la subsidiaria Onexa, S.A. de C.V. (tenedora de Alestra, S.A. de C.V.).

Partidas Extraordinarias

Como resultado de la venta de la posición accionaria de Far-Ben, S.A. de C.V. *(ver Asuntos Relevantes pg. 6)* se realizó un cargo a resultados en 2T02 por Ps. 208 millones y un abono a capital contable por Ps. 277 millones. Consecuentemente, esta operación produjo un impacto neto positivo en el capital contable por Ps. 69 millones.

Negocio Bancario: Balance General

Disponibilidades

El saldo de disponibilidades del Negocio Bancario al cierre de 2T02 fue de Ps. 63,258 millones, lo que implicó un incremento de 17.3% ó de Ps. 9,313 millones contra el cierre de 1T02, como resultado del incremento en los saldos de captación bancaria.

Cartera Vigente

La cartera vigente al sector privado (comercial, consumo y vivienda) mostró un comportamiento positivo en 2T02, creciendo 2.9% comparado con 1T02 y revirtiendo el comportamiento decreciente de la cartera de los últimos tres trimestres. Por esto, la ponderación de la cartera de préstamos al sector privado en la cartera total pasó de 79.1% en 2T01 a 82.3% en 2T02. Bancomer ha logrado incrementar su participación de mercado en crédito en los primeros seis meses de 2002, confirmando la potencia de sus canales de distribución y esquemas de gestión para la colocación de productos de crédito.

La cartera de consumo creció 31.6% de 2T01 a 2T02 y 9.3% de 1T02 a 2T02, reflejando el éxito que han tenido las campañas comerciales del Banco. Con "Creditón Nómina", se otorgaron 79,636 préstamos por un monto de Ps. 1,055 millones en 2T02. Además, en el trimestre se otorgaron 4,495 préstamos de auto y se originaron 155,841 tarjetas de crédito.

Por su parte, la cartera comercial en pesos creció 1.8% en 2T02, debido a una mayor demanda crediticia en el segmento de corporativos y empresas, destacándose que el crecimiento de la cartera crediticia se sustentó en segmentos y productos diversificados. En lo que corresponde a la cartera de crédito en dólares, durante el trimestre se observa un crecimiento de 10.4%, que se explica principalmente por la depreciación del tipo de cambio en el período.

Adicionalmente, durante el trimestre, Bancomer continuó participando activamente en el mercado de capitales, colocando Ps. 9,215 millones de deuda corporativa, con lo cual alcanzó una participación de mercado a junio de 2002 de 22.3%, consolidándose como líder del mercado e impulsando la generación de ingresos por comisiones.

La cartera de crédito total se contrajo 1.0% en 2T02 al incorporar préstamos a entidades gubernamentales, como resultado de la amortización por Ps. 5,400 millones relacionada con los programas de apoyo a deudores.

Negocio Bancario: Cartera Vigente[1] Millones de Pesos		Comercial	Entidades Financieras	Consumo	Vivienda	Cédito al Sector Privado	Entidades Gubernam.	Total
2T02	Pesos	31,978	0	16,863	10,990	59,831	8,727	**68,558**
	US$	32,288	0	0	0	32,288	5,925	**38,213**
	UDIS	1,609	0	0	30,322	31,931	11,942	**43,873**
	Total	**65,875**	**0**	**16,863**	**41,312**	**124,050**	**26,594**	**150,644**
1T02	Pesos	31,404	0	15,428	11,024	57,857	14,032	**71,888**
	US$	29,244	0	0	0	29,244	5,520	**34,764**
	UDIS	1,803	0	0	31,627	33,430	12,082	**45,512**
	Total	**62,451**	**0**	**15,428**	**42,652**	**120,530**	**31,634**	**152,165**
2T01	Pesos	29,959	0	12,816	11,216	53,991	20,248	**74,239**
	US$	33,408	0	0	0	33,408	2,510	**35,918**
	UDIS	3,053	0	0	34,999	38,052	12,450	**50,502**
	Total	**66,421**	**0**	**12,816**	**46,215**	**125,451**	**35,208**	**160,659**

(1) Excluye Fobaproa

Fobaproa

El saldo de los pagarés de Fobaproa/IPAB del Negocio Bancario, neto de depósitos en cuenta de cheques, ascendió a Ps. 113,757 millones al cierre de junio de 2002. Neto de reservas de Ps. 26,961 millones, el saldo total fue de Ps. 86,796 millones a la misma fecha.

Negocio Bancario: Pagarés Fobaproa/IPAB Millones de Pesos junio 2002	Pagarés con Pérdida Compartida	Pagarés sin Pérdida Compartida	Total
Saldo de pagarés bruto	88,762	40,644	**129,406**
Depositos en cuentas de cheques	(14,856)	(793)	**(15,649)**
Saldo de pagarés neto de depositos	**73,906**	**39,851**	**113,757**
Reservas	(26,961)	0	**(26,961)**
Saldo de pagarés neto de rerservas	**46,945**	**39,851**	**86,796**

Tomando en cuenta solamente los pagarés de Fobaproa con contingencias de pérdida compartida ("loss-sharing") o esquema de incentivos, el saldo a junio ascendió a Ps. 73,906 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 46,945 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 20.8% de la nota bruta a junio de 2002.

Negocio Bancario: Pagarés Fobaproa con pérdida compartida Millones de Pesos junio 2002	Saldo			Recuperación sobre saldo bruto		
	Comercial	Hipotecario	Total	Comercial	Hipotecario	Total
Saldo de pagarés bruto	66,410	22,352	**88,762**			
Depósitos en cuenta de cheques	(10,750)	(4,106)	**(14,856)**	16.2%	18.4%	16.7%
Saldo de pagarés neto de depósitos	**55,660**	**18,246**	**73,906**			
Reservas	(22,399)	(4,562)	**(26,961)**			
Saldo neto	**33,261**	**13,684**	**46,945**			
Base recuperable						
Bienes adjudicados	3,407	200	**3,607**	5.1%	0.9%	4.1%
Préstamos originadores	7,183	9,803	**16,986**			
Intereses acumulados	6,854	4,441	**11,295**			
Total	**17,444**	**14,444**	**31,888**	21.3%	19.3%	20.8%

La contingencia máxima derivada de los contratos con Fobaproa al cierre de junio ascendía a Ps. 26,961 millones, incluyendo Ps. 8,473 millones por el concepto del esquema de incentivos. Esta contingencia se encontraba reservada al 100% a junio de 2002, bajo un supuesto de recuperación de 0%. Hacia futuro, las recuperaciones derivadas de esta cartera serían una fuente de ingresos para el Negocio Bancario. En un escenario de recuperación de 20% de la base recuperable, el Negocio Bancario registraría ingresos por Ps. 1,664 millones.

Recuperaciones (Millones de Pesos)				
Como % de Base Recuperable	0%	20%	40%	60%
Como % de la Nota Fobaproa	0%	9%	17%	26%
Saldo neto de depósitos (SND)	73,906	73,906	73,906	73,906
Recuperación adicional	0	(6,378)	(12,755)	(19,133)
Saldo neto	**73,906**	**67,528**	**61,151**	**54,773**
Pérdida compartida (25% del saldo de la nota, neto de depósitos) [1]	18,488	16,896	15,302	13,707
Esquema de incentivos	8,473	8,4017,9	06	7,358
Contingencia total	**26,961**	**25,297**	**23,208**	**21,065**
Reservas actuales	(26,961)	(26,961)	(26,961)	(26,961)
Contingencia adicional máxima	**0**	**(1,664)**	**(3,753)**	**(5,896)**

(1) En el caso de una nota por Ps. 283 millones, la pérdida compartida es al 30%

Calidad de Activos

Calificación Crediticia

Al cierre de 2T02, la cartera con riesgo A y B representaba el 94.2% del total, comparado con 92.4% al cierre de 2T01. El requerimiento de reservas por calificación regulatoria ascendió a Ps. 12,763 millones al cierre de 2T02, que incluye la cobertura al 100% de los intereses vencidos y las quitas y castigos efectuados después del proceso de calificación de cartera.

Negocio Bancario: Calificación de la Cartera de Crédito Millones de Pesos				
Nivel Riesgo	**Importe**	**%**	**Reserva**	**%**
A	261,060	87.6%	745	5.8%
B	19,706	6.6%	2,376	18.5%
C	9,393	3.2%	3,347	26.1%
D	5,339	1.8%	3,771	29.4%
E	2,437	0.8%	2,576	20.1%
TOTAL	**297,935**	**100.0%**	**12,814**	**100.0%**
Menos: Quitas y castigos de crédito			51	
Total requerido	**297,935**		**12,763**	

La calificación de la cartera comercial es aplicada a los saldos al mes de junio y la calificación de la cartera hipotecaria y de consumo es al mes de mayo. Incluye saldo bruto de pagarés Fobaproa/IPAB

Cartera Vencida

La cartera vencida del Negocio Bancario se redujo 2.5% durante 2T02 y 20.2% de manera acumulada durante los últimos 12 meses, para ubicarse en Ps. 11,864 millones al cierre de junio de 2002. Al cierre de 2T02, el índice de cartera vencida del Negocio Bancario fue de 4.8%, que compara con 5.6% en junio de 2001.

Negocio Bancario: Cartera Vencida Millones de Pesos		Comercial	Entidades Financieras	Consumo	Vivienda	Entidades Gubernam.	Total
2T02	Pesos	1,715	0	986	2,044	0	**4,745**
	US$	2,558	0	0	0	0	**2,558**
	UDIS	656	0	0	3,905	0	**4,561**
	Total	**4,929**	**0**	**986**	**5,949**	**0**	**11,864**
1T02	Pesos	1,599	0	930	2,477	0	**5,007**
	US$	2,721	0	0	0	0	**2,721**
	UDIS	873	0	0	3,571	0	**4,444**
	Total	**5,193**	**0**	**930**	**6,048**	**0**	**12,171**
2T01	Pesos	2,500	0	981	4,157	0	**7,638**
	US$	3,238	0	0	0	0	**3,238**
	UDIS	930	0	0	3,056	0	**3,986**
	Total	**6,669**	**0**	**981**	**7,213**	**0**	**14,863**

Estimación Preventiva para Riesgos Crediticios

Durante 2T02 se crearon Ps. 573 millones de provisiones de crédito a través del estado de resultados, ó 0.4% de la cartera de créditos promedio del trimestre (1.5% en términos anualizados). Con la creación de este monto de reservas, el índice de cobertura de cartera vencida se ubicó en 107.6%, al cierre de junio de 2002.

Negocio Bancario: Estim. Prev. para Riesgos Cred. Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Provisión castigos de crédito (fin de periodo)	12,767	16,680	12,767	13,642	16,680
% cartera bruta de fin de periodo[1]	**7.9**	**9.5**	**7.9**	**8.3**	**9.5**
% cartera vencida bruta fin de periodo	**108**	**112**	**108**	**112**	**112**
Aplicaciones a Reservas	**(3,148)**	**(10,236)**	**(1,641)**	**(1,507)**	**(4,412)**
Estimación preventiva para riesgos crediticios					
Saldo inicial	**14,527**	**24,872**	**13,642**	**14,527**	**20,976**
Más:					
Cargo por resultados	1,201	739	573	628	355
Recuperación de Castigos	88	78	31	57	55
Otros[2]	0	1,751	0	0	0
	1,289	2,568	604	685	410
Menos:					
Castigos cartera consumo	(163)	(73)	(63)	(100)	(73)
Castigos cartera comercial	(1,189)	(8,521)	(876)	(313)	(3,354)
Castigos cartera hipotecaria	(1,106)	(952)	(374)	(732)	(660)
Subtotal castigos cartera	(2,458)	(9,547)	(1,313)	(1,145)	(4,087)
Aplicaciones cartera vigente comercial (Punto Final)	(11)	(33)	(3)	(8)	(20)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(679)	(656)	(325)	(354)	(305)
Subtotal aplicaciones cartera vigente	(690)	(689)	(328)	(362)	(325)
Pérdida monetaria	99	(523)	162	(63)	(295)
	(3,049)	**(10,760)**	**(1,479)**	**(1,570)**	**(4,706)**
Saldo final	**12,767**	**16,680**	**12,767**	**13,642**	**16,680**

(1) Excluye Fobaproa/IPAB

(2) Incluye reinstalación de reservas programa de rentas realizada en 1T01 por Ps. 1,522 millones

El costo de los programas de apoyo a deudores para el Negocio Bancario en 2T02 fue de Ps. 328 millones. El saldo de la cartera hipotecaria sujeta a los beneficios de este programa al 30 de junio de 2002 fue de Ps. 28,391 millones, mientras que el de la cartera comercial fue de Ps. 754 millones.

Impuestos Diferidos

Durante 2T02, el saldo de impuesto diferido neto del balance del Negocio Bancario disminuyó en Ps. 604 millones, por lo que al cierre de junio de 2002 éste fue de Ps. 24,168 millones, compuesto por un activo de Ps. 25,546 millones y un pasivo por Ps. 1,378 millones.

A junio de 2002, 52.8% de los impuestos diferidos activos proviene de reservas de crédito, 36.5% proviene de pérdidas fiscales de ejercicios anteriores, y 10.7% proviene de pérdidas fiscales en venta de acciones.

Captación

La captación total del Negocio Bancario creció 3.7% ó Ps. 13,375 millones en 2T02 comparado con el trimestre anterior. El crecimiento es atribuible al éxito de las estrategias comerciales de captación en la red bancaria, logrando también incrementar la participación de mercado en todas las rúbricas de captación en relación a diciembre de 2001.

En particular, los depósitos a la vista se incrementaron en Ps. 10,952 millones ó 8.7% de 1T02 a 2T02 y 16.1% de 1T02 a 2T02, con lo cual la mezcla de captación continuó mejorando. El porcentaje de los depósitos a la vista en la captación tradicional creció de 37.7% en 2T01 a 42.9% en 2T02.

Negocio Bancario: Captación Total Millones de Pesos		Cheques y Ahorro	Plazo/Red	Bonos Bancarios	Soc. Inversión Deuda	Captación Red	Plazo/Tesorería	Captación Total
2T02	Pesos	110,695	145,938	0	60,559	317,192	27,048	344,240
	US$	25,629	5,778	0	0	31,407	2,649	34,056
	UDIS	0	7	0	0	7	313	320
	Total	**136,324**	**151,723**	**0**	**60,559**	**348,606**	**30,010**	**378,616**
1T02	Pesos	104,869	141,157	507	59,099	305,632	29,823	335,455
	US$	20,503	7,720	0	0	28,223	1,243	29,466
	UDIS	0	7	0	0	7	313	320
	Total	**125,372**	**148,884**	**507**	**59,099**	**333,862**	**31,379**	**365,241**
2T01	Pesos	99,999	151,482	1,260	58,966	311,707	24,671	336,378
	US$	17,375	12,046	0	0	29,421	3,695	33,116
	UDIS	0	611	0	0	611	601	1,212
	Total	**117,374**	**164,139**	**1,260**	**58,966**	**341,739**	**28,967**	**370,706**

Deuda

En 2T02 la deuda de corto plazo creció Ps. 487 millones ó 1.7% más que 1T02, mientras que la deuda de largo plazo se redujo Ps. 698 millones, la que representa una disminución equivalente a 2.8%, en el mismo período. La reducción en el saldo del rubro de exigibilidad inmediata por Ps. 5,654 millones en el período se explica por estrategias de Tesorería enfocadas a reducir el costo de financiamiento del Banco.

Negocio Bancario: Deuda *Millones de Pesos*		*Exigibilidad Inmediata*	*Créditos Corto Plazo*	*Deuda Corto Plazo*	*Créditos Largo Plazo*	*Obligaciones Subordinadas*	*Deuda Largo Plazo*	*Deuda Total*
2T02	Pesos	3	25,399	25,402	8,174	2,663	10,837	36,239
	US$	0	3,969	3,969	10,028	3,755	13,783	17,752
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**29,368**	**29,371**	**18,202**	**6,418**	**24,620**	**53,991**
1T02	Pesos	5,300	19,266	24,566	8,636	2,745	11,381	35,947
	US$	357	3,961	4,318	10,334	3,603	13,937	18,255
	UDIS	0	0	0	0	0	0	0
	Total	**5,657**	**23,227**	**28,884**	**18,970**	**6,348**	**25,318**	**54,202**
2T01	Pesos	14	360	374	10,132	2,965	13,097	13,471
	US$	1,590	5,613	7,204	15,366	3,623	18,989	26,192
	UDIS	0	0	0	0	1,308	1,308	1,308
	Total	**1,604**	**5,973**	**7,577**	**25,498**	**7,896**	**33,394**	**40,971**

Capitalización

A junio de 2002, el índice total de capitalización estimado del Negocio Bancario, incluyendo riesgo de mercado, era de 15.0% con un índice de capital básico de 11.9%, comparado con 14.9% y 11.4% (bajo reglas del año 2002), respectivamente, al mes de marzo de 2002. Para más detalle sobre los índices de capitalización de Bancomer y Bancomer Servicios, ver Notas Condensadas (página 36).

Al aplicar, proforma, las reglas de capitalización vigentes a partir del año 2003, el índice total de capitalización estimado del Negocio Bancario a junio de 2002 sería 12.4%, incluyendo riesgo de mercado, con índice de capital básico de 8.8%.

Negocio Bancario: Capitalización Millones de Pesos	Junio 2002		Marzo 2002		Junio 2001	
Capital básico	28,970		26,464		27,926	
Capital complementario	7,559		7,966		8,817	
Capital Neto	**36,530**		**34,430**		**36,743**	
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital básico	15.51%	11.91%	14.45%	11.42%	13.66%	11.29%
Capital complementario	4.05%	3.11%	4.35%	3.44%	4.31%	3.57%
Capital Neto	**19.55%**	**15.02%**	**18.79%**	**14.86%**	**17.98%**	**14.86%**
Activos en Riesgo	186,825	243,234	183,194	231,674	204,383	247,283

Negocios No Bancarios

Durante 2T02, los negocios no bancarios confirmaron su importante contribución a los resultados del Grupo, al aportar 18.4% de la utilidad neta de GFBB en el trimestre.

Afore Bancomer

Afore Bancomer registró utilidad neta en 2T02 de Ps. 131 millones. El capital contable al cierre de junio de 2002 alcanzó Ps. 1,401 millones. En el mes de junio de 2002, Afore Bancomer pagó Ps. 290 millones correspondientes a la última parte del dividendo decretado en marzo por Ps. 890 millones.

Siefore Bancomer contaba con activos en administración por Ps. 60,648 millones al 31 de mayo de 2002, lo que implica un crecimiento de 30.4% en el último año, que equivale a un 21.7% de participación de mercado. Al cierre de junio de 2002, Afore Bancomer alcanzó 4.1 millones de afiliados, que representan el 14.8% del sistema.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 62 millones en 2T02, 15.2% más que en 1T02. Las primas totales emitidas a través de la red de sucursales ascendieron a Ps. 940 millones en 2T02, 17.4% superiores a las del mismo período del año anterior. El capital contable al 30 de junio de 2002 fue de Ps. 875 millones. La compañía mantiene el liderazgo en el mercado de bancaseguros, con una participación por primas emitidas de 43.7% a marzo de 2002.

Pensiones Bancomer

Pensiones Bancomer reportó utilidad neta de Ps. 45 millones en 2T02, 36.6% mayor a la de 1T02. El capital contable al 30 de junio de 2002 fue de Ps. 393 millones. La compañía tiene Ps. 12,058 millones de activos en administración al mes de mayo de 2002, equivalente a una participación de mercado de 20.8%.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 16 millones en 2T02. El capital contable al 30 de junio de 2002 alcanzó Ps. 814 millones.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 31 millones en 2T02. El número de transacciones de Bancomer Transfer Services, ascendió a 3.4 millones en 2T02, 37.5% más que en 1T02. Los fondos transferidos en el trimestre alcanzaron USD 1,339 millones, 45.6% más que en 1T02.

Bancomer Gestión

Bancomer Gestión reportó una utilidad de Ps. 23 millones en 2T02, 15.0% mayor a 1T02.

Apéndice

La tenencia accionaria de GFBB en sus subsidiarias se detalla en la siguiente tabla:

	2T 2002	1T 2002	2T 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	0.00%	0.00%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Factoraje Probursa	99.99%	99.99%	99.99%
Casa de Cambio Probursa	89.56%	89.56%	89.56%
Crédito Familiar	0.00%	0.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	0.00%

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de junio de 2002. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la UDI:

	2T 2002	1T 2002	2T 2001
Fin de período	3.1288	3.0878	2.9883
Factor de ajuste inflacionario	1.0000	1.0133	1.0470

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio:

	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	2T 2001
Fin de período	9.9568	9.0708	9.9568	9.0160	9.0708
Promedio	9.2846	9.3978	9.4531	9.1161	9.1693

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas incluyen, entre otras: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Mano de Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

De acuerdo con lo establecido en las disposiciones transitorias de la Circular 1488 de la CNBV, durante 2002 se considera como cartera vencida el saldo insoluto de la cartera hipotecaria que presente incumplimientos con antigüedad mayor a 150 días.

El 14 de mayo de 2002, la Secretaría de Hacienda y Crédito Público publicó modificaciones a sus reglas de capitalización. Las modificaciones principales incluyen las siguientes:

1. *Las inversiones en empresas relacionadas, incluyendo empresas que cotizan en Bolsa, se deducen del capital básico. Si la inversión en una empresa relacionada proviene de una reestructuración de deuda, se deduce después de 5 años.*
2. *Los faltantes de capital regulatorio en inversiones en entidades financieras con requerimientos de capitalización reglamentarios se deducen del capital básico.*
3. *Los créditos hipotecarios con garantías de bancos de desarrollo se ponderan por riesgo al 10% si están garantizados, o al 50% si no lo están.*
4. *Los créditos hipotecarios otorgados con fondos del Infonavit se ponderan por riesgo al 75%.*

En el caso de GFBB, en el primer punto se decidió aplicar la facilidad regulatoria de no-retroactividad del cómputo para posiciones existentes antes del cambio en la regulación. La decisión se puede modificar a petición de GFBB. Cuando GFBB decida pagar dividendos, deberá aplicar la deducción.

En cuanto al segundo punto, no existían faltantes al capital regulatorio en inversiones en entidades financieras con requerimientos de capitalización. En cuanto al tercer punto, para GFBB solamente aplicaba para créditos con FOVI, los cuales ya estaban debidamente ponderados. Finalmente, en el cuarto punto, GFBB no tenía créditos con Infonavit, por lo que no había necesidad de cambiar el cómputo en capital.

Así, el índice de capitalización presentado en este documento no presenta impacto alguno por los cambios en la regulación.

GFBB calcula el ROAE restando del capital contable las utilidades del ejercicio.

Calificación de cartera comercial

Mediante oficio No. 601-II-803 del 30 de enero de 2002, la CNBV permitió a esta Institución la utilización temporal y condicionada de su modelo interno de calificación de riesgo del deudor. La calificación de los créditos y su provisionamiento se realizan conforme a lo establecido en la decimaséptima de las disposiciones contenidas en la Circular 1480 del 29 de Junio de 2000.

La metodología de calificación desarrollada internamente (Calificación de Riesgo Bancomer ó "CRB") determina la calidad crediticia de un cliente mediante la ponderación de las calificaciones obtenidas en cinco criterios de riesgo: Conducta, Capacidad de Pago Histórica, Capacidad de Endeudamiento, Capacidad de Pago Proyectada y Condiciones Macroeconómicas. Estos criterios representan la valoración del perfil del cliente, la situación financiera de la empresa y la situación económica de la Industria y se miden a través de la calificación de diversos factores cuantitativos y cualitativos de riesgo crediticio, cuya ponderación se realiza mediante la aplicación de un algoritmo único y con parámetros de ponderación fijos. El diseño del mencionado algoritmo y sus ponderadores asociados son resultado de la aplicación de análisis estadísticos y econométricos sobre datos históricos de varios años.

El sistema de calificación interna ("CRB") presenta ocho niveles de riesgo, así las calificaciones de 1 a 4 representan un nivel de riesgo aceptable, 5 es un riesgo en observación y las calificaciones 6 a 8 representan riesgos inaceptables, donde 8 es el incumplimiento:

1. Excepcional
2. Superior
3. Bueno
4. Adecuado
5. Debilidad potencial
6. Debilidad existente
7. Debilidad crítica
8. Pérdida

El esquema de correspondencia de la CRB a la Calificación de Riesgo Regulatoria es el resultado de un análisis comparativo entre las matrices de calificación de la CRB del deudor y de Calificación del Riesgo Deudor CNBV presentada en la circular 1480. Además, este esquema de correspondencia se fundamenta en un análisis de equivalencia de probabilidades de incumplimiento entre la CRB y la Calificación de Riesgo del Deudor según la CNBV:

CRB	Equivalencia con Calificación CNBV	Experiencia de Pago
1	A1	
2	A1	
3	A2	
4	B	
5	B	Si atraso es menor a 30 días
5	C1	Si atraso es 30 o más días
6	C1	Si atraso es menor a 30 días
6	C2	Si atraso es 30 o más días
7	D	
8	E	

La CRB se ha venido aplicando a la cartera comercial de manera que ha permitido establecer rangos de riesgo que discriminan adecuadamente a nuestros clientes dentro del portafolio y que han sido el fundamento de validación del propio modelo. Ello dado que su aplicación ha sido llevada a cabo por funcionarios certificados de forma interna en todo el proceso crediticio. Lo anterior implica importantes esfuerzos de capacitación del personal tanto en las unidades de negocio como de las áreas centrales de admisión de crédito.

La calificación sirve como eje central para el desarrollo de todo el proceso crediticio, siendo herramienta fundamental para fijar lineamientos y discriminar entre niveles de riesgo, estructurar adecuadamente los créditos, proponer límites de exposición al riesgo y dar seguimiento a la calidad crediticia de los acreditados.

De esta forma, la institución garantiza un nivel de reservas acorde a los riesgos asociados a su cartera y a la regulación vigente en la materia.

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	Jun 2002	Mar 2002	Dic 2001	Sep 2001	Jun 2001
ACTIVO					
Disponibilidades	**63,345**	**54,012**	**66,071**	**68,815**	**47,006**
Inversiones en valores	**72,104**	**69,642**	**66,048**	**47,773**	**47,404**
Títulos para negociar	45,757	43,225	36,644	15,135	13,836
Títulos disponibles para la venta	5,231	5,470	8,156	10,876	7,224
Títulos conservados a vencimiento	21,116	20,947	21,248	21,762	26,344
Operaciones con valores y derivadas	**23**	**420**	**135**	**212**	**342**
Saldos deudores en operaciones de reporto	8	44	40	199	14
Operaciones con instrumentos derivados	15	376	95	13	328
Cartera de crédito vigente					
Créditos comerciales	65,875	62,451	66,456	67,175	66,164
Créditos a entidades financieras	0	0	0	0	0
Créditos al consumo	16,863	15,428	14,816	13,863	13,081
Créditos a la vivienda	41,312	42,652	44,051	45,031	46,215
Créditos a entidades gubernamentales	26,594	31,634	31,553	31,841	35,208
Créditos al Fobaproa o al IPAB	86,796	87,544	87,816	88,764	88,998
Total Cartera de crédito vigente	**237,440**	**239,709**	**244,692**	**246,674**	**249,666**
Cartera de crédito vencida					
Créditos comerciales	4,930	5,193	5,769	7,112	6,669
Créditos al consumo	986	930	919	955	983
Créditos a la vivienda	5,949	6,048	6,291	7,232	7,213
Total Cartera de crédito vencida	**11,865**	**12,171**	**12,979**	**15,299**	**14,865**
Total Cartera de crédito	**249,305**	**251,880**	**257,671**	**261,973**	**264,531**
Estimación preventiva para riesgos crediticios	(12,767)	(13,642)	(14,527)	(16,171)	(16,701)
Total Cartera de crédito (neta)	**236,538**	**238,238**	**243,144**	**245,802**	**247,830**
Otras cuentas por cobrar (neto)	8,347	5,451	5,257	8,087	7,390
Inmuebles, mobiliario y equipo (neto)	15,053	15,420	15,660	15,948	17,920
Bienes adjudicados	3,310	3,636	3,922	4,218	4,629
Inversiones permanentes en acciones	3,137	3,089	3,393	3,930	4,342
Impuestos diferidos (neto)	24,383	24,993	25,631	26,259	26,344
Otros activos	**6,223**	**6,454**	**6,515**	**6,680**	**6,856**
Crédito mercantil	4,904	4,971	5,038	5,106	5,173
Otros activos, cargos diferidos e intangibles	1,319	1,483	1,477	1,574	1,683
TOTAL ACTIVO	**432,463**	**421,355**	**435,776**	**427,724**	**410,063**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	Jun 2002	Mar 2002	Dic 2001	Sep 2001	Jun 2001
PASIVO					
Captación	**316,872**	**304,772**	**330,969**	**316,520**	**311,021**
Depósitos de exigibilidad inmediata	136,317	125,307	135,367	127,410	117,268
Depósitos a plazo	180,555	178,958	195,087	187,857	192,493
Bonos bancarios	0	507	515	1,253	1,260
Préstamos interbancarios y de otros organismos	**47,573**	**47,855**	**39,530**	**45,503**	**33,075**
De exigibilidad inmediata	3	5,657	3,148	3,189	1,604
De corto plazo	29,368	23,228	15,969	19,824	5,973
De largo plazo	18,202	18,970	20,413	22,490	25,498
Operaciones con valores y derivadas	**3,315**	**1,066**	**310**	**1,061**	**382**
Saldos acreedores en operaciones de reporto	115	66	0	185	14
Valores a entregar en operaciones de préstamo	2,267	476	0	471	0
Operaciones con instrumentos financieros derivados	933	524	310	405	368
Otras cuentas por pagar	**5,979**	**11,414**	**8,619**	**7,751**	**8,394**
ISR y PTU por pagar	291	293	488	501	368
Acreedores diversos y otras cuentas por pagar	5,688	11,121	8,131	7,250	8,026
Obligaciones subordinadas en circulación	**6,418**	**6,348**	**7,692**	**8,100**	**7,896**
Créditos diferidos	**38**	**47**	**54**	**1,167**	**1,633**
Exceso del valor en libros sobre el costo de las acciones	0	0	0	1	1
Otros créditos diferidos	38	47	54	1,166	1,632
TOTAL PASIVO	**380,195**	**371,502**	**387,174**	**380,102**	**362,401**
CAPITAL CONTABLE					
Capital contribuido	**65,260**	**64,973**	**64,973**	**64,973**	**64,973**
Capital social	2,786	2,780	2,780	2,780	2,769
Prima en suscripción de acciones	62,474	62,193	62,193	62,193	61,747
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	457
Capital ganado	**(18,324)**	**(20,010)**	**(21,538)**	**(22,746)**	**(22,437)**
Reservas de capital	7,321	7,320	7,320	7,320	7,320
Resultado por conversión de operaciones extranjeras	14	(10)	(6)	13	(3)
Resultado de ejercicios anteriores	(4,741)	(4,717)	(11,023)	(11,039)	(9,565)
Resultado por valuación de títulos disponibles para la vent	(1,938)	(2,124)	(2,101)	(1,900)	(1,647)
Exceso o insuficiencia en la actualización del capital contat	(21,064)	(21,063)	(21,063)	(21,066)	(21,063)
Resultado por tenencia de activos no monetarios	(939)	(1,025)	(902)	(859)	(867)
Por valuación de inversiones permanentes en acciones	*(939)*	*(1,025)*	*(902)*	*(859)*	*(867)*
Resultado neto	3,023	1,609	6,237	4,785	3,388
Capital contable mayoritario	**46,936**	**44,963**	**43,435**	**42,227**	**42,536**
Interés minoritario de subsidiarias	**354**	**322**	**472**	**457**	**377**
Interés minoritario de notas de capital	**4,978**	**4,568**	**4,695**	**4,938**	**4,749**
TOTAL CAPITAL CONTABLE	**52,268**	**49,853**	**48,602**	**47,622**	**47,662**
TOTAL PASIVO Y CAPITAL CONTABLE	**432,463**	**421,355**	**435,776**	**427,724**	**410,063**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos

OPERACIONES POR CUENTA DE TERCEROS	
Clientes cuentas corrientes	
Bancos de clientes	3
Liquidación de operaciones de clientes	3,754
	3,757
Valores de clientes	
Valores de clientes recibidos en custodia	179,356
Valores y documentos recibidos en garantía	13
Valores de clientes en el extranjero	0
	179,369
Operaciones por cuenta de clientes	
Operaciones de reporto de clientes	5,974
Títulos dados en préstamo (prestamista)	12
Operaciones de compra (precio de la opción)	3
	5,989
Operaciones de banca de inversión por cuenta de terceros (neto)	9,794
	9,794
TOTAL POR CUENTA DE TECEROS	**198,909**
Capital social histórico pagado	1,020

OPERACIONES POR CUENTA PROPIA	
Cuentas de riesgo propias	
Avales otorgados	899
Aperturas de crédito irrevocables	5,736
Bienes en fideicomiso o mandato	430,047
Bienes en custodia o administración	76,064
Otras obligaciones contingentes	1,001
Montos comprometidos en operaciones con FOBAPROA o IPAB	40,742
Valores de la sociedad entregados en custodia	191
Valores gub. de la sociedad entregados en custodia	301
Valores de la sociedad entregados en garantía	3
Otras cuentas de registro	0
	554,984
Operaciones de reporto	
Títulos a recibir por reporto	120,426
(Menos) Acreedores por reporto	(120,541)
	(115)
Deudores por reporto	41,830
(Menos) Títulos a entregar por reporto	(41,822)
	8
TOTAL POR CUENTA PROPIA	**554,877**
Acciones entregadas en custodia (unidades)	17,962,600,782

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	4T 2001	3T 2001	2T 2001
Ingreso por intereses	22,857	34,849	11,091	11,767	11,865	13,262	15,822
Gasto por intereses	(14,355)	(24,811)	(6,783)	(7,572)	(6,800)(	8,300)	(11,044)
Margen financiero antes de Repomo	**8,502**	**10,038**	**4,308**	**4,195**	**5,065**	**4,962**	**4,778**
Resultado por posición monetaria neto (m. fin.)	443	805	231	212	376	206	369
Margen financiero	**8,945**	**10,843**	**4,539**	**4,407**	**5,441**	**5,168**	**5,147**
Estimación preventiva para riesgos crediticios	(1,201)	(745)	(573)	(628)	(1,336)	(460)	(357)
Margen financiero ajustado	**7,744**	**10,098**	**3,966**	**3,779**	**4,105**	**4,708**	**4,790**
Ingreso no financiero	**6,608**	**6,600**	**3,037**	**3,571**	**3,259**	**2,642**	**3,581**
Comisiones y tarifas cobradas	6,453	5,641	3,226	3,228	3,074	3,318	2,861
Comisiones y tarifas pagadas	(816)	(762)	(410)	(406)	(490)	(370)	(376)
Resultado por intermediación	971	1,721	221	749	675	(306)	1,096
Ingresos totales de la operación	**14,352**	**16,698**	**7,003**	**7,350**	**7,364**	**7,350**	**8,371**
Gastos de administración y promoción	(9,053)	(10,450)	(4,482)	(4,571)	(4,967)(	5,039)	(5,216)
Resultado de la operación	**5,299**	**6,248**	**2,521**	**2,779**	**2,397**	**2,311**	**3,155**
Otros productos (gastos) (neto)	**(638)**	**(1,025)**	**(348)**	**(291)**	**46**	**14**	**(637)**
Otros productos (gastos) (neto)	(183)	(557)	(71)	(112)	329	(62)	(414)
Utilidad (pérdida) monetaria	(455)	(468)	(277)	(179)	(283)	76	(223)
Resultado antes de ISR y PTU	**4,661**	**5,223**	**2,173**	**2,488**	**2,443**	**2,325**	**2,518**
ISR y PTU causados	(295)	(406)	(108)	(187)	(25)	(234)	(158)
ISR y PTU diferidos	(1,105)	(1,480)	(502)	(603)	(702)	(563)	(850)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**3,261**	**3,337**	**1,563**	**1,698**	**1,716**	**1,528**	**1,510**
Participación en el result. de subs., asoc. y afil.	(131)	157	(116)	(14)	(72)	(50)	57
Resultado por operaciones continuas	**3,130**	**3,494**	**1,447**	**1,684**	**1,644**	**1,478**	**1,567**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	0	0	0	(161)	0	0
Interés minoritario	(107)	(106)	(33)	(75)	(31)	(80)	(35)
Utilidad neta	**3,023**	**3,388**	**1,414**	**1,609**	**1,452**	**1,398**	**1,532**

El cuadro anterior incorpora los asientos contables derivados de la operación de Far-Ben que a continuación se presentan *(ver Asuntos Relevantes, pg. 6)*:

Resultados	**Monto**
Resultado por posición monetaria	(117)
Valuación	(246)
Impuesto diferido	155
Efecto neto	**(208)**

Capital Contable	**Monto**
Resultado por posición monetaria	117
Valuación	246
Impuesto diferido	(86)
Resultados	(208)
Efecto neto	***69***

Cifras en millones de pesos

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de junio de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TÍTULOS DISPONIBLES PARA LA VENTA DESCRITA EN ASUNTOS RELEVANTES, PG. 6

Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	4T 2001	3T 2001	2T 2001
Ingreso por intereses	22,857	34,849	11,091	11,767	11,865	13,262	15,822
Gasto por intereses	(14,355)	(24,811)	(6,783)	(7,572)(	6,800)	(8,300)	(11,044)
Margen financiero antes de Repomo	**8,502**	**10,038**	**4,308**	**4,195**	**5,065**	**4,962**	**4,778**
Resultado por posición monetaria neto (m. fin.)	443	805	231	212	376	206	369
Margen financiero	**8,945**	**10,843**	**4,539**	**4,407**	**5,441**	**5,168**	**5,147**
Estimación preventiva para riesgos crediticios	(1,201)	(745)	(573)	(628)	(1,336)	(460)	(357)
Margen financiero ajustado	**7,744**	**10,098**	**3,966**	**3,779**	**4,105**	**4,708**	**4,790**
Ingreso no financiero	**6,854**	**6,600**	**3,282**	**3,571**	**3,259**	**2,642**	**3,581**
Comisiones y tarifas cobradas	6,453	5,641	3,226	3,228	3,074	3,318	2,861
Comisiones y tarifas pagadas	(816)	(762)	(410)	(406)	(490)	(370)	(376)
Resultado por intermediación	1,217	1,721	466	749	675	(306)	1,096
Ingresos totales de la operación	**14,598**	**16,698**	**7,248**	**7,350**	**7,364**	**7,350**	**8,371**
Gastos de administración y promoción	(9,053)	(10,450)	(4,482)	(4,571)(	4,967)	(5,039)	(5,216)
Resultado de la operación	**5,545**	**6,248**	**2,766**	**2,779**	**2,397**	**2,311**	**3,155**
Otros productos (gastos) (neto)	**(521)**	**(1,025)**	**(230)**	**(291)**	**46**	**14**	**(637)**
Otros productos (gastos) (neto)	(183)	(557)	(71)	(112)	329	(62)	(414)
Utilidad (pérdida) monetaria	(338)	(468)	(159)	(179)	(283)	76	(223)
Resultado antes de ISR y PTU	**5,024**	**5,223**	**2,536**	**2,488**	**2,443**	**2,325**	**2,518**
ISR y PTU causados	(295)	(406)	(108)	(187)	(25)	(234)	(158)
ISR y PTU diferidos	(1,260)	(1,480)	(658)	(603)	(702)	(563)	(850)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**3,469**	**3,337**	**1,770**	**1,698**	**1,716**	**1,528**	**1,510**
Participación en el result. de subs., asoc. y afil.	(131)	157	(116)	(14)	(72)	(50)	57
Resultado por operaciones continuas	**3,338**	**3,494**	**1,654**	**1,684**	**1,644**	**1,478**	**1,567**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(208)	0	(208)	0	(161)	0	0
Interés minoritario	(107)	(106)	(33)	(75)	(31)	(80)	(35)
Utilidad neta	**3,023**	**3,388**	**1,414**	**1,609**	**1,452**	**1,398**	**1,532**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002

Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	
Actividades de Operación	
Utilidad neta antes de interés minoritario	3,130
Partidas aplicadas a result. que no generaron o req. utilizar recursos	
Resultados por valuación a mercado	622
Estimación preventiva para riesgos crediticios	1,201
Depreciación y amortización	809
Impuestos diferidos	1,105
Provisiones para obligaciones diversas	(691)
Participación en el resultado de afiliadas no consolidadas	131
	6,307
Aumento o disminución de partidas relacionadas con la operación:	
Captación (ventanilla y mesa de dinero)	(14,097)
Cartera crediticia (neta)	5,405
Operaciones de tesorería (inversiones en valores y opns. con valores)	(3,641)
Operaciones con instrumentos derivados con fines de negociación	246
Préstamos interbancarios y de otros organismos	8,044
Recursos generados (o utilizados) por la operación	**2,264**
Actividades de financiamiento	
Obligaciones subordinadas en circulación no convertibles en capital	(1,274)
Obligaciones subordinadas en circulación de conversión forzosa en capital	-
Conversión de obligaciones subordinadas de capital	-
Pago de dividendos en efectivo de Afore Bancomer (cap. minoritario)	(225)
Capital Contable	337
Interés minoritario de notas de capital BBVA Bancomer, S.A.	283
Recursos generados (o utilizados) en actividades de financiamiento	**(879)**
Actividades de inversión	
Activo fijo	(125)
Inversiones permanentes en acciones	252
Bienes adjudicados	613
Otros activos, otros pasivos, cargos y créditos diferidos (neto)	(4,851)
Recursos generados (o utilizados) en actividades de inversión	**(4,111)**
Aumento (o disminución) de efectivo y equivalentes	**(2,726)**
Efectivo y equivalentes al principio del período	**66,071**
Efectivo y equivalentes al final del período	**63,345**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002

Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	Capital Contable Mayoritario									Interés Min. de Subs.	Interés Min. Notas de Capital	Total Capital Contable
	Capital Contribuido		Capital Ganado									
	Capital Social	Prima en Venta de Acciones	Reservas de Capital	Result. de Ejercicios Ant.	Result. por Val. de Títulos	Result. por Conversión Ops. Ext.	Insuf. Act. Capital Contable	Res. por Ten. Act. no Monet.	Result. Neto			
Saldos a Dic. 31 '01 Act. a Pesos de Jun. '02	2,780	62,193	7,320	(11,023)	(2,101)	(6)	(21,063)	(902)	6,237	472	4,695	48,602
Mov. inherentes a las dec. de los accionistas												
Capital mayoritario:												
Traspaso del resultado del ejercicio 2001				6,237					(6,237)			-
Aplicación del resultado del ejercicio 2000												
Reserva legal			1	(1)								-
Reserva para recompra de acciones												
Recompra de acciones propias												
Fusión Grupo BBV Probursa												
Suscripción de acciones												
Conversión de Obligaciones Subordinadas	6	281										287
Saneamiento Bancomer												
Capital minoritario:												
Pago de dividendos de Afore Bancomer										(225)		(225)
Total	6	281	1	6,236	-	-	-	-	(6,237)	(225)	-	62
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									3,023	107		3,130
Erosión monetaria de Notas de Capital											283	283
Resultado por tenencia de activos no monetarios								(37)				(37)
Result. por valuación de títulos Disp. para la venta					163							163
Resultado por conversión de subs. extranjeras				(19)		20	(1)					-
Ajuste a ejercicios anteriores de subsidiarias				65								65
Total	-	-	-	46	163	20	(1)	(37)	3,023	107	283	3,604
Saldos al 30 de junio de 2002	**2,786**	**62,474**	**7,321**	**(4,741)**	**(1,938)**	**14**	**(21,064)**	**(939)**	**3,023**	**354**	**4,978**	**52,268**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos Constantes	Jun 2002	Mar 2002	Dic 2001	Sep 2001	Jun 2001
ACTIVO					
Disponibilidades	**63,258**	**53,945**	**66,009**	**68,754**	**47,047**
Inversiones en valores	**71,599**	**69,393**	**65,950**	**47,322**	**47,264**
Títulos para negociar	45,252	42,976	36,547	14,766	13,696
Títulos disponibles para la venta	5,231	5,470	8,156	10,794	7,223
Títulos conservados a vencimiento	21,116	20,947	21,248	21,762	26,344
Operaciones con valores y derivados	**17**	**415**	**135**	**188**	**346**
Saldos deudores en operaciones de reportos	2	38	39	175	18
Operaciones con instrumentos financieros derivados	13	349	95	13	328
Valores no asignados por liquidar	2	27	0	0	0
Cartera de crédito vigente					
Créditos comerciales	65,875	62,451	66,455	67,460	66,421
Créditos a entidades financieras	0	0	0	0	0
Créditos al consumo	16,863	15,428	14,816	13,554	12,816
Créditos a la vivienda	41,312	42,652	44,051	45,031	46,215
Créditos a entidades gubernamentales	26,594	31,634	31,553	31,840	35,208
Créditos al Fobaproa o al IPAB	86,796	87,544	87,816	88,764	88,999
Total Cartera de crédito vigente	**237,440**	**239,708**	**244,691**	**246,650**	**249,659**
Cartera de crédito vencida					
Créditos comerciales	4,930	5,193	5,769	7,112	6,669
Créditos al consumo	986	930	920	953	981
Créditos a la vivienda	5,949	6,048	6,291	7,232	7,213
Total Cartera de crédito vencida	**11,864**	**12,171**	**12,980**	**15,298**	**14,863**
Total Cartera de crédito (bruta)	**249,305**	**251,880**	**257,671**	**261,948**	**264,522**
Estimación preventiva para riesgos crediticios	(12,767)	(13,642)	(14,527)	(16,147)	(16,680)
Total Cartera de crédito (neta)	**236,537**	**238,237**	**243,144**	**245,801**	**247,842**
Otras cuentas por cobrar (neto)	8,221	5,377	5,162	8,016	7,346
Bienes adjudicados	3,310	3,636	3,922	4,218	4,629
Inmuebles, mobiliario y equipo (neto)	15,035	15,401	15,640	15,890	17,858
Inversiones permanentes en acciones	1,984	1,988	2,176	2,625	3,018
Impuestos diferidos (neto)	24,168	24,772	25,395	25,969	26,042
Otros activos	**2,939**	**3,076**	**3,093**	**3,213**	**3,279**
Otros activos, cargos diferidos e intangibles	1,319	1,434	1,430	1,528	1,572
Crédito Mercantil	1,619	1,641	1,663	1,685	1,707
TOTAL ACTIVO	**427,067**	**416,240**	**430,626**	**421,997**	**404,671**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos Constantes	Jun 2002	Mar 2002	Dic 2001	Sep 2001	Jun 2001
PASIVO					
Captación tradicional	**318,056**	**306,142**	**332,215**	**317,051**	**311,740**
Depósitos de disponibilidad inmediata	136,324	125,372	135,824	127,430	117,374
Depósitos a plazo	181,733	180,263	195,877	188,368	193,106
Bonos bancarios	0	507	515	1,252	1,260
Préstamos interbancarios y de otros organismos	**47,574**	**47,854**	**39,530**	**45,503**	**33,075**
De exigibilidad inmediata	3	5,657	3,148	3,190	1,604
De corto plazo	29,368	23,227	15,969	19,824	5,973
De largo plazo	18,202	18,970	20,413	22,490	25,498
Operaciones con valores y derivadas	**3,308**	**1,062**	**310**	**1,038**	**386**
Saldos acreedores en operaciones de reporto	108	61	0	162	18
Valores a entregar en operaciones de préstamo	2,267	476	0	471	0
Operaciones con instrumentos financieros derivados	932	490	310	405	368
Valores no asignados por liquidar	1	34	0	0	0
Otras cuentas por pagar	**5,778**	**11,227**	**8,434**	**7,528**	**8,224**
ISR y PTU por pagar	281	275	479	494	314
Acreedores diversos y otras cuentas por pagar	5,496	10,952	7,955	7,034	7,909
Obligaciones subordinadas en circulación	**6,418**	**6,348**	**7,692**	**8,100**	**7,896**
Créditos diferidos	**38**	**47**	**54**	**1,167**	**1,632**
TOTAL PASIVO	**381,172**	**372,679**	**388,234**	**380,387**	**362,954**
CAPITAL CONTABLE					
Capital contribuido	**31,122**	**30,836**	**30,836**	**30,836**	**30,836**
Capital social	14,242	14,211	14,211	14,211	14,155
Prima en suscripción de acciones	16,880	16,625	16,625	16,625	16,224
Obligaciones subordinadas de conversión obligatoria	*0*	*0*	*0*	*0*	457
Capital ganado	**9,444**	**7,839**	**6,393**	**5,404**	**5,777**
Reservas de capital	7,561	7,561	7,561	7,561	7,561
Resultado de ejercicios anteriores	4,899	4,900	(895)	(898)	559
Resultado por valuación de títulos disponibles para la venta	(1,897)	(2,084)	(2,052)	(1,864)	(1,621)
Resultado por conversión de operaciones extranjeras	14	(10)	(6)	2	(3)
Exceso o insuficiencia en la actualización del capital contable	(3,437)	(3,454)	(3,451)	(3,445)	(3,453)
Resultado por tenencia de activos no monetarios	(558)	(601)	(560)	(523)	(504)
Retanom activo fijo	*(3)*	*(3)*	*(3)*	*(3)*	*(3)*
Retanom inversiones permanentes	*(417)*	*(470)*	*(463)*	*(431)*	*(352)*
Retanom impuestos diferidos	*68*	*71*	*74*	*78*	*80*
Retanom por otros	*(207)*	*(200)*	*(169)*	*(168)*	*(229)*
Resultado neto	2,863	1,527	5,796	4,571	3,239
Capital contable mayoritario	**40,566**	**38,675**	**37,229**	**36,240**	**36,614**
Interés minoritario de Notas de Capital	**4,978**	**4,568**	**4,695**	**4,938**	**4,749**
Interés minoritario de Subsidiarias	**350**	**317**	**468**	**432**	**355**
TOTAL CAPITAL CONTABLE	**45,895**	**43,561**	**42,392**	**41,610**	**41,717**
TOTAL PASIVO Y CAPITAL CONTABLE	**427,067**	**416,240**	**430,626**	**421,997**	**404,671**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	
Avales otorgados	899
Otras oblilgaciones contingentes	1,001
Apertura de créditos irrevocables	5,737
Bienes en fideicomiso o mandato	430,047
Bienes en custodia o administración	76,064
Operaciones de banca de inversión por cuenta de terceros (neto)	9,793
Montos comprometidos en operaciones con FOBAPROA o IPAB	40,742
	564,283
Títulos a recibir por reporto	114,452
(Menos) Acreedores por reporto	114,560
	(108)
Deudores por reporto	35,849
(Menos) Títulos a entregar por reporto	35,848
	2

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	Bancomer	Bancomer Servicios
ACTIVO		
Disponibilidades	**63,258**	**20**
Inversiones en valores	**69,932**	**1,667**
Títulos para negociar	43,785	1,467
Títulos disponibles para la venta	5,031	200
Títulos conservados a vencimiento	21,116	0
Operaciones con valores y derivados	**45**	**0**
Saldos deudores en operaciones de reportos	30	0
Operaciones con instrumentos financieros derivados	13	0
Valores no asignados por liquidar	2	0
Cartera de crédito vigente		
Créditos comerciales	65,875	0
Créditos a entidades financieras	0	0
Créditos al consumo	16,863	0
Créditos a la vivienda	41,312	0
Créditos a entidades gubernamentales	26,594	0
Créditos al Fobaproa o al IPAB	86,796	0
Total Cartera de crédito vigente	**237,440**	**0**
Cartera de crédito vencida		
Créditos comerciales	4,930	0
Créditos al consumo	986	0
Créditos a la vivienda	5,949	0
Total Cartera de crédito vencida	**11,864**	**0**
Total Cartera de crédito (bruta)	**249,305**	**0**
Estimación preventiva para riesgos crediticios	(12,767)	0
Total Cartera de crédito (neta)	**236,537**	**0**
Otras cuentas por cobrar (neto)	8,094	260
Bienes adjudicados	3,026	284
Inmuebles, mobiliario y equipo (neto)	14,977	58
Inversiones permanentes en acciones	1,814	170
Impuestos diferidos (neto)	21,489	2,678
Otros activos	**2,939**	**0**
Otros activos, cargos diferidos e intangibles	1,319	0
Crédito Mercantil	1,619	0
TOTAL ACTIVO	**422,110**	**5,138**
PASIVO		
Captación tradicional	**318,077**	**0**
Depósitos de exigibilidad inmediata	136,344	0
Depósitos a plazo	181,733	0
Bonos bancarios	0	0
Préstamos interbancarios y de otros organismos	**47,574**	**0**
De exigibilidad inmediata	3	0
De corto plazo	*29,368*	*0*
De largo plazo	18,202	0
Operaciones con valores y derivadas	**3,308**	**28**
Saldos acreedores en operaciones de reporto	108	28
Valores a entregar en operaciones de préstamo	2,267	0
Operaciones con instrumentos financieros derivados	932	0
Operaciones con instrumentos financieros derivados	1	0
Otras cuentas por pagar	***5,751***	***159***
ISR y PTU por pagar	281	0
Acreedores diversos y otras cuentas por pagar	5,470	159
Obligaciones subordinadas en circulación	**6,418**	**0**
Créditos diferidos	**35**	**2**
TOTAL PASIVO	**381,163**	**190**
CAPITAL CONTABLE		
Capital contribuido	**24,895**	**6,227**
Capital social	8,320	5,922
Prima en suscripción de acciones	16,574	305
Obligaciones subordinadas de conversión obligatoria	*0*	*0*
Capital ganado	**10,724**	**(1,279)**
Reservas de capital	7,135	426
Resultado de ejercicios anteriores	6,495	(1,596)
Resultado por valuación de títulos disponibles para la venta	(1,882)	(15)
Resultado por conversión de operaciones extranjeras	14	0
Exceso o insuficiencia en la actualización del capital contable	(2,983)	(455)
Resultado por tenencia de activos no monetarios	*(475)*	*(84)*
Retanom Activo Fijo	*(0)*	*(2)*
Retanom Inversiones permanentes	*(336)*	*(81)*
Retanom impuestos diferidos	68	0
Retanom por otros	*(207)*	*0*
Resultado neto	2,419	444
Capital contable mayoritario	**35,618**	**4,948**
Interés minoritario de Notas de Capital	**4,978**	**0**
Interés minoritario de Subsidiarias	**350**	**0**
TOTAL CAPITAL CONTABLE	**40,947**	**4,948**
TOTAL PASIVO Y CAPITAL CONTABLE	***422,110***	**5,138**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS
Expresado en moneda de poder adquisitivo de junio de 2002

Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	4T 2001	3T 2001	2T 2001
Ingreso por intereses	22,852	34,742	11,086	11,766	11,820	13,190	15,690
Gasto por intereses	(14,396)	(24,847)	(6,805)	(7,591)	(6,818)	(8,312)	(10,989)
Margen financiero neto antes de Repomo	**8,456**	**9,895**	**4,281**	**4,175**	**5,002**	**4,878**	**4,701**
Resultado por posición monetaria neto (m. fin.)	479	820	253	226	388	213	380
Margen financiero	**8,935**	**10,715**	**4,534**	**4,401**	**5,390**	**5,091**	**5,081**
Estimación preventiva para riesgos crediticios	(1,201)	(739)	(573)	(628)	(1,331)	(457)	(355)
Margen financiero ajustado	**7,734**	**9,976**	**3,961**	**3,773**	**4,059**	**4,634**	**4,726**
Ingreso no financiero	**6,309**	**6,359**	**2,901**	**3,408**	**3,153**	**2,543**	**3,419**
Comisiones y tarifas cobradas	6,218	5,418	3,110	3,108	2,981	3,237	2,668
Comisiones y tarifas pagadas	(834)	(755)	(420)	(414)	(486)	(371)	(333)
Resultado por intermediación	925	1,696	211	714	658	(323)	1,084
Ingresos totales de la operación	**14,043**	**16,335**	**6,862**	**7,181**	**7,212**	**7,177**	**8,145**
Gastos de administración y promoción	(8,877)	(10,127)	(4,392)	(4,485)	(4,808)	(4,876)	(4,982)
Resultado de la operación	**5,166**	**6,208**	**2,470**	**2,696**	**2,404**	**2,301**	**3,163**
Otros productos (gastos) (neto)	**(646)**	**(1,088)**	**(355)**	**(291)**	**(24)**	**(29)**	**(712)**
Otros productos (gastos)(neto)	(191)	(619)	(79)	(112)	259	(104)	(489)
Resultado por posición monetaria neto (otros)	(455)	(469)	(276)	(179)	(283)	75	(223)
Resultado antes de ISR y PTU	**4,520**	**5,120**	**2,115**	**2,405**	**2,380**	**2,272**	**2,451**
ISR y PTU causados	(249)	(364)	(87)	(162)	(12)	(225)	(134)
ISR y PTU diferidos	(1,105)	(1,480)	(503)	(602)	(680)	(567)	(850)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**3,166**	**3,276**	**1,525**	**1,641**	**1,688**	**1,480**	**1,467**
Participación en el result. de subs., asoc. y afil.	(195)	68	(156)	(39)	(59)	(71)	8
Resultado por operaciones continuas	**2,971**	**3,344**	**1,369**	**1,602**	**1,629**	**1,409**	**1,475**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	0	0	0	(368)	0	0
Utilidad neta antes de interés minoritario	**2,971**	**3,344**	**1,369**	**1,602**	**1,261**	**1,409**	**1,475**
Interés minoritario	(108)	(105)	(33)	(75)	(36)	(77)	(33)
Utilidad neta	**2,863**	**3,239**	**1,336**	**1,527**	**1,225**	**1,332**	**1,442**

El cuadro anterior incorpora los asientos contables derivados de la operación de Far-Ben que a continuación se presentan *(ver Asuntos Relevantes, pg. 6)*:

Resultados	Monto
Resultado por posición monetaria	(117)
Valuación	(246)
Impuesto diferido	155
Efecto neto	**(208)**

Capital Contable	Monto
Resultado por posición monetaria	117
Valuación	246
Impuesto diferido	(86)
Resultados	(208)
Efecto neto	**69**

Cifras en millones de pesos

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de junio de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TÍTULOS DISPONIBLES PARA LA VENTA DESCRITA EN ASUNTOS RELEVANTES, PG. 6

Millones de Pesos	6 Meses 2002	6 Meses 2001	2T 2002	1T 2002	4T 2001	3T 2001	2T 2001
Ingreso por intereses	22,852	34,742	11,086	11,766	11,820	13,190	15,690
Gasto por intereses	(14,396)	(24,847)	(6,805)	(7,591)	(6,818)	(8,312)	(10,989)
Margen financiero neto antes de Repomo	**8,456**	**9,895**	**4,281**	**4,175**	**5,002**	**4,878**	**4,701**
Resultado por posición monetaria neto (m. fin.)	479	820	253	226	388	213	380
Margen financiero	**8,935**	**10,715**	**4,534**	**4,401**	**5,390**	**5,091**	**5,081**
Estimación preventiva para riesgos crediticios	(1,201)	(739)	(573)	(628)	(1,331)	(457)	(355)
Margen financiero ajustado	**7,734**	**9,976**	**3,961**	**3,773**	**4,059**	**4,634**	**4,726**
Ingreso no financiero	**6,555**	**6,359**	**3,147**	**3,408**	**3,153**	**2,543**	**3,419**
Comisiones y tarifas cobradas	6,218	5,418	3,110	3,108	2,981	3,237	2,668
Comisiones y tarifas pagadas	(834)	(755)	(420)	(414)	(486)	(371)	(333)
Resultado por intermediación	1,171	1,696	457	714	658	(323)	1,084
Ingresos totales de la operación	**14,289**	**16,335**	**7,108**	**7,181**	**7,212**	**7,177**	**8,145**
Gastos de administración y promoción	(8,877)	(10,127)	(4,392)	(4,485)	(4,808)	(4,876)	(4,982)
Resultado de la operación	**5,412**	**6,208**	**2,716**	**2,696**	**2,404**	**2,301**	**3,163**
Otros productos (gastos) (neto)	**(529)**	**(1,088)**	**(238)**	**(291)**	**(24)**	**(29)**	**(712)**
Otros productos (gastos)(neto)	(191)	(619)	(79)	(112)	259	(104)	(489)
Resultado por posición monetaria neto (otros)	(338)	(469)	(159)	(179)	(283)	75	(223)
Resultado antes de ISR y PTU	**4,883**	**5,120**	**2,478**	**2,405**	**2,380**	**2,272**	**2,451**
ISR y PTU causados	(249)	(364)	(87)	(162)	(12)	(225)	(134)
ISR y PTU diferidos	(1,260)	(1,480)	(658)	(602)	(680)	(567)	(850)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**3,374**	**3,276**	**1,733**	**1,641**	**1,688**	**1,480**	**1,467**
Participación en el result. de subs., asoc. y afil.	(195)	68	(156)	(39)	(59)	(71)	8
Resultado por operaciones continuas	***3,179***	***3,344***	***1,577***	***1,602***	***1,629***	***1,409***	***1,475***
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(208)	0	(208)	0	(368)	0	0
Utilidad neta antes de interés minoritario	**2,971**	**3,344**	**1,369**	**1,602**	**1,261**	**1,409**	**1,475**
Interés minoritario	(108)	(105)	(33)	(75)	(36)	(77)	(33)
Utilidad neta	**2,863**	**3,239**	**1,336**	**1,527**	**1,225**	**1,332**	**1,442**

1.-Inversiones en Valores

Al 30 de junio de 2002, la cartera de inversiones en valores ascendió a Ps. 71,599 millones:

Composición de Inversiones y Operaciones con Valores Millones de Pesos	Gubernamental	Bancario	Otros títulos de Deuda	Acciones	Total
Inversiones en Valores					
Títulos para negociar	10,186	32,988	2,068	10	45,252
Títulos disponibles para la venta	51	65	351	4,764	5,231
Títulos conservados a vencimiento	20,919		197		21,116
	31,156	**33,053**	**2,616**	**4,774**	**71,599**

2.-Operaciones con Valores y Derivados

2.1-Saldos Deudores y Acreedores en Operaciones de Reportos

Al 30 de junio de 2002, los saldos deudores y acreedores en operaciones de reportos eran los siguientes:

Operaciones de Reportos Millones de Pesos	Gubernamental	Bancario	Total
Títulos a recibir	105,881	8,571	114,452
Acreedores por reporto	(105,980)	(8,580)	(114,560)
Títulos a entregar	(54,540)	(200)	(54,741)
Deudores por reporto	54,570	200	54,770

2.2-Operaciones con Instrumentos Financieros Derivados

Al 30 de junio de 2002, los montos nocionales de contratos financieros derivados eran los siguientes:

Fines de Negociación

Futuros *		
Subyacente	Compra	Venta
USD	254	107
Euro	49	-
MXN	-	-
TIIE	21,000	318,529
Cetes	1,600	1,000
IPC	92	69

Contratos Adelantados		
Subyacente	Compra	Venta
USD *	9,767	12,904
Otras Divisas	-	-
Acciones	58	-
TIIE **	29,600	13,500
Libor **	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	'omprada:
USD	713	199	1,692	136
ADR's	-	-	-	-
Tasas de Interes	625	-	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	5,949	4,579
USD	9,020	6,319
UDI	304	4,462

Swaps de Tasa de Interés **	
MXN	92,744
USD	2,690
UDI	102

Swaps de Acciones	
Acciones	96

** Monto Contratado en Millones de Pesos*

*** Monto de Referencia en Millones de Pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	48,891	76,725
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de Interés	-	570	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
USD	-	1,222
Otras Divisas	1,127	-

Swaps de Tasa de Interés **	
MXN	13,990
USD	3,982
UDI	192

** Monto Contratado en Millones de Pesos*

*** Monto de Referencia en Millones de Pesos*

3.-Valor en Riesgo

El VeR es una técnica estadística de medición de riesgo de mercado que busca determinar cual es la máxima pérdida esperada de forma razonable, dentro de un horizonte de tiempo dado y bajo condiciones normales de mercado, por mantener posiciones abiertas en los mercados financieros. La medición de VeR se realiza mediante los siguientes pasos:

Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos y/o índices. Es decir, determinar cuanto varía el valor de una posición o cartera al cambiar las variables o factores de riesgo que determinan su precio.

Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices. Es decir, estimar el cambio potencial de los factores de riesgo en el horizonte de tiempo dado, respecto a su nivel actual. Esto se define como la volatilidad del factor de riesgo.

Incorporar el grado en que los factores de riesgo se pueden mover de forma conjunta al estimar la variabilidad de la cartera total ("correlación entre los factores de riesgo").

Revaluar el portafolio ante tales cambios conjuntos esperados de los factores de riesgo.

De ello, determinar la pérdida potencial máxima en términos de variación en valor de la cartera bajo análisis.

En resumen, VeR es un número que busca resumir el riesgo de mercado al que se encuentran expuestas las posiciones abiertas en valores, bajo cierto nivel de confianza.

En el caso particular de la Institución, el VeR se calcula bajo tres metodologías y se ha fijado bajo la visión de que no se perderá, en el horizonte de tiempo considerado, más de dicho VeR en el 99% de las veces. Las metodologías usadas son:

- VeR bajo el Modelo Paramétrico: permite identificar el VeR por factor de riesgo.
- VeR bajo Simulación Monte Carlo: permite reconocer riesgos complejos, como los que se pueden dar en posiciones en opciones y otros instrumentos derivados.
- VeR bajo Simulación Histórica: se utiliza la historia real por lo que no asume comportamientos en la distribución de las variaciones en los factores de riesgo.

El promedio del Valor en Riesgo trimestral ("VeR") del portafolio de títulos para negociar del Negocio Bancario, incluyendo bonos, acciones, operaciones de mercado de cambios, swaps de tasas de interés, forwards y futuros y otros derivados fuera y dentro de balance, se mide desde dos puntos de vista. El primero toma un período de tenencia de valores de 1 día y un 99% de nivel de confianza, mientras que el segundo toma un período de tenencia de valores de 10 días y un nivel de confianza del 99%. El VeR promedio durante el trimestre fue de Ps. 70 millones bajo la primer definición, lo que representa 0.1% del capital del Grupo, mientras que bajo la segunda definición el VeR promedio se ubicó en Ps. 201 millones, lo que representa 0.4% del capital del Grupo.

Hasta el 2T01, el cálculo del VeR se presentó en base al método de simulación histórica. A partir de esa fecha se presenta de acuerdo al método paramétrico, para así poder determinar con mayor precisión al mismo por factor de riesgo, así como para facilitar la consolidación a nivel global para el Grupo BBVA. Durante 2T02, el VeR promedio a 1 y 10 días, al 99% de confianza, por tipo de riesgo fue de:

Valor en Riesgo Millones de Pesos	**VeR 1 día**	**VeR 10 días**
Renta fija	65	189
Renta variable	1	4
Cambios	20	60
Total	**70**	**201**

Negocio Bancario: Valor en Riesgo Millones de Pesos	**2T 2002(1)**	**1T 2002(1)**	**2T 2001(2)**
VeR 1 día	70	53	48
VeR 10 días	201	164	156

(1) Cálculo bajo método paramétrico

(2) Cálculo bajo método de simulación histórica

El incremento en el VeR observado durante 2T02 se debió a la mayor volatilidad de los mercados financieros.

4.-Intermediación

Ingresos por Intermediación Millones de Pesos	**Resultados de los 6M02 por Valuación**	**Resultados de los 6M02 por Compra Venta**	**TOTAL**
Inversiones en valores	**(48)**	**202**	**154**
Renta Variable	0	(2)	(2)
Renta Fija	(48)	204	156
Operaciones en reporto	**(116)**	**433**	**317**
Operaciones con instrumentos financieros derivados	**(463)**	**671**	**208**
TOTAL	**(627)**	**1,306**	**679**

5.-Otros Productos y Gastos Neto

Otros Productos (Gastos) (Neto) Millones de Pesos	
Cargo por venta de bienes	(58)
Otros cargos	(21)

6.-Calificación de Cartera y Reservas Asociados por Tipo de Cartera

Al cierre de 2T02, la calificación de cartera y las reservas asociadas por tipo de cartera eran las siguientes:

Negocio Bancario: Calificación de la Cartera de Créditos - Junio 2002 Millones de Pesos	Comercial		Vivienda		Consumo	
	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva
A	215,567	427	30,328	241	15,166	77
B	10,880	1,629	7,937	658	889	89
C	4,446	1,754	4,780	1,517	167	75
D	515	384	4,571	3,200	253	187
E	1,858	1,810	4	189	575	577
Total	**233,266**	**6,004**	**47,620**	**5,805**	**17,0491**	**,005**

La calificación de la cartera comercial es al mes de junio y la calificación de la cartera hipotecaria y de consumo es al mes de mayo

Cartera comercial incluye saldo bruto de pagarés Fobaproa/IPAB y cartera de crédito a Entidades Gubernamentales

Con base a acuerdos entre la CNBV y las instituciones de crédito, se ha definido a la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 2,373 millones, lo que representa solamente 1.0% de la misma.

7.-Capitalización

A junio de 2002, el índice total de capitalización estimado de Bancomer, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 13.7%, con capital básico de 10.5%. A la misma fecha, el índice total de capitalización estimado de Bancomer Servicios, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 107.2%.

Capitalización Millones de Pesos	Bancomer Junio 2002		Bancomer Servicios Junio 2002	
Capital básico	25,202		3,769	
Capital complementario	7,559		0	
Capital Neto	**32,761**		**3,769**	
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo				
Capital básico	13.68%	10.51%	143.06%	107.24%
Capital complementario	4.10%	3.15%		
Capital Neto	**17.79%**	**13.67%**	**143.06%**	**107.24%**
Activos en Riesgo	184,191	239,720	2,634	3,514

Negocio Bancario: Activos en Riesgo Millones de Pesos de junio de 2002	Negocio Bancario		Bancomer		Bancomer Servicios	
	Activos Ponderados por Riesgo	Capital Requerido	Activos Ponderados por Riesgo	Capital Requerido	Activos Ponderados por Riesgo	Capital Requerido
Activos en Riesgo Crédito	186,825	14,946	184,191	14,735	2,634	211
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	16,271	1,302	15,954	1,276	316	25
Grupo III (ponderados al 100%)	170,555	13,644	168,237	13,459	2,318	185
Activos en Riesgo Mercado	56,409	4,513	55,529	4,442	880	70
Operaciones en moneda nacional con tasa nominal	29,755	2,380	29,028	2,322	727	58
Operaciones en moneda nacional con tasa real o denominados en Udis	4,674	374	4,674	374		
Tasa de interés operaciones en moneda extranjera con tasa nominal	7,569	605	7,569	605		
Posiciones en udis o con rendimiento referido al INPC	91	7	91	7		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	1,399	112	1,399	112		
Posiciones en accs. o con rendimiento indizado al precio de una acción o grupo de accs.	12,922	1,034	12,769	1,022	153	12
Total con Crédito y Mercado	243,234	19,459	239,720	19,178	3,514	281

Negocio Bancario: Capital Neto Millones de Pesos de junio de 2002	Negocio Bancario	Bancomer	Bancomer Servicios
Capital Básico	**28,970**	**25,202**	**3,769**
Capital contable	40,566	35,618	4,948
Obligaciones subordinadas e inst. de capitalización	3,287	3,287	
Deducción de Invs. en accs. de entidades financieras	(3,555)	(3,408)	(147)
Deducción de Invs. en accs. no financieras	(1,209)	(1,054)	(155)
Deducción de financiamientos otorgados p/adq. de accs. del banco o de ent. del grupo			
Deducción de Impuestos Diferidos	(9,848)	(8,971)	(877)
Gastos de Organización y otros intangibles	(268)	(268)	
Otros activos que se restan	(3)	(3)	
Capital Complementario	**7,559**	**7,559**	**0**
Obligaciones subordinadas e inst. de capitalización	5,625	5,625	
Reservas preventivas por riesgos crediticios generales	1,934	1,934	
Deducción de títulos subordinados			
Capital Neto	**36,530**	**32,761**	**3,769**

8.-Programas de Apoyo a Deudores

Costo Programas de Apoyo a Deudores Millones de Pesos Nominales	6 Meses 2002	2T 2002	1T 2002
A Cartera comercial	11	3	8
A Cartera vivienda	674	325	349
TOTAL	**685**	**328**	**357**

9.-Préstamos Interbancarios

Prestamos Interbancarios Millones de Pesos		Moneda Nacional		Moneda Extranjera		Total	
		Saldo	Tasa	Saldo	Tasa	Saldo	Tasa
2T02	Préstamos interbancarios y otros organismos	33,576	6.9%	13,998	4.7%	47,574	6.1%
1T02	Préstamos interbancarios y otros organismos	33,501	7.7%	15,545	3.9%	49,046	6.2%
2T01	Préstamos interbancarios y otros organismos	10,621	13.7%	24,548	8.2%	35,169	10.1%

El 49% de éstos créditos tienen un plazo remanente al vencimiento menor a 1 año, el 15% tiene un plazo de entre 1 y 2 años, y el resto tiene un plazo superior a 2 años.

10.- Obligaciones

OBLIGACIONES-PASIVO Millones de Pesos Nombre	Saldo Junio 2002	Fecha Vencimiento	Tasa
BANCOMER-98 NO CONVERTIBLES	2,500	28-Sep-06	TIIE 28
PROMEX-95 NO CONVERTIBLES	50	10-Abr-03	CEDES 365+2.5 ó PRLV185+2.5 ó CETES 365+3.5 ó TIIP 28+2
PROMEX-95-2 NO CONVERTIBLES	100	18-Sep-03	CEDES 365+2.5 ó PRLV185+2.5 ó CETES 365+3.5 ó TIIE 28+1.5
BANCOMER- DLLS NO CONVERTIBLE	996	21-Jun-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	1,245	28-Mar-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	1,144	15-May-04	LIBOR+3.5
BANCOMER- DLLS NO CONVERTIBLES	100	29-May-04	LIBOR+3.5
INTERESES DEVENGADOS NO PAGADOS	283		
TOTAL	**6,418**		

11.- Administración de Riesgo: Implementación Circular 1423

En cumplimiento de las "Disposiciones Prudenciales en Materia de Administración Integral de Riesgos" definida en la Circular 1423 emitida por la Comisión Nacional Bancaria y de Valores, se llevó a cabo mediante el reconocimiento de preceptos fundamentales para la eficiente y eficaz administración de los riesgos, evaluando los mismos en el entorno de los riesgos "cuantificables" (crédito, mercado y liquidez) y "no cuantificables" (operacionales y legales), y bajo la visión de que se satisfagan los procesos básicos de identificación, medición, monitoreo, limitación, control y divulgación. A manera de resumen, se realizó lo siguiente:

a) Participación de los Órganos Sociales
- Establecimiento de los objetivos de exposición al riesgo y fijación de los límites ligados a capital, así como la autorización de Manuales de Políticas y Procedimientos de Riesgo, por parte del Consejo de Administración.
- Monitoreo de la posición y observancia de los límites de riesgo a que se encuentra expuesta la Institución y vigilancia de apego a las resoluciones del Consejo de Administración por parte del Comité de Riesgos.

b) Políticas y Procedimientos.
- Manuales de riesgos bajo contenidos estándar, incluyendo estrategia, organización, marco operativo, marco tecnológico, marco metodológico y procesos normativos.
- Manual específico para riesgos legales, conteniendo metodologías relacionadas.
- Responsabilidades de terceros definidas y delimitadas, programas de capacitación y divulgación de normatividad.

c) Toma de Decisiones Tácticas.
- Independencia de la Unidad de Administración Integral de Riesgos.
- Participación de la Unidad en comités operativos.
- Fijación de procesos de monitoreo, reportes diarios y mensuales.
- Estructura de límites en términos de capital económico para cada unidad de negocio y por tipo de riesgo.
- Establecimiento del proceso de autorización para nuevos productos y/o servicios que impliquen riesgo para la Institución por el Comité de Riesgos.

d) Herramientas y Analíticos.
- Medición continua de riesgos de crédito, mercado y liquidez, bajo metodologías y parámetros "consistentes".
- Indicadores de grados de diversificación (correlaciones).
- Establecimiento de procesos periódicos de análisis de sensibilidad, pruebas bajo condiciones extremas y revisión y calibración de modelos.
- Establecimientos de metodologías para monitoreo y control de riesgos operacionales y legales de acuerdo a estándares internacionales.
- Integración de los riesgos a través de la definición de "requerimiento de capital" para absorber los mismos.

e) Información.
- Reportes periódicos para el Comité de Riesgos, al Consejo de Administración, así como para las unidades tomadoras de riesgo, Finanzas y la Alta Dirección.

f) Plataforma Tecnológica
- Revisión integral de todos los sistemas fuente y de cálculo para las mediciones de riesgo.
- Proyectos de mejora, calidad y suficiencia de datos y automatización.

g) Auditoría y Contraloría
- Auditoría interna sobre el cumplimiento de la Circular 1423 e implantación de planes de cumplimiento por tipo y área de riesgo.

h) Programas de Capacitación

La Institución considera que a la fecha cumple cabalmente con las disposiciones de la Circular 1423, si bien se continúa en proyectos de mejora en mediciones y limitaciones, automatización de procesos y refinamientos metodológicos.

Auditoría a la implantación de la Circular 1423 por una firma de contadores públicos independientes sin observaciones de incumplimiento.

Marco Metodológico.

El balance general del banco se visualiza, para efectos de riesgo, de la siguiente manera:

a) Riesgo de Mercado (medido por metodología VeR).
- Portafolios de Operación e Inversión (inversiones en valores para negociar y disponibles para la venta, libro de reportos y operaciones con derivados relacionados).
- Balance Estructural (resto, incluyendo valores conservados a vencimiento y derivados para administración del riesgo estructural de tasas de interés).

b) Riesgo de Crédito: la medición de riesgos de crédito en Bancomer se fundamenta en la Pérdida Esperada y la Pérdida No Esperada; la primera es un indicador del valor actual por incumplimiento de pago relacionado con la cartera de créditos en los próximos 12 meses, mientras que la segunda es un indicador de dispersión alrededor de la pérdida esperada.
- Empresas y Corporativos (cartera de crédito tradicional, incluyendo PyMES, y exposiciones por inversiones en emisiones y como contrapartes en instrumentos derivados).
- Menudeo/Consumo (tarjeta de crédito, planes de financiamiento y cartera hipotecaria).

Claves de Cotización					
México	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Calificaciones de Deuda				
	Largo Plazo		Corto Plazo	
Bancomer	Pesos	M.E.	Pesos	M.E.
S&P	BBB-	BBB-A	-3	B
Moody's	A1	A3	P-3	NP
Fitch	BBB	BBB-	F2	F3

Contactos

Miguel Rivera
José de Jesús Gomez
Araceli Espinosa
Yvonne Ochoa Rosellini
Tel.(52-55) 5621-2718
Fax (52-55) 5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

Press Release 07/02

Mexico City, July 25, 2002

GRUPO FINANCIERO BBVA BANCOMER REPORTS STRONG OPERATING INCOME IN SECOND QUARTER 2002

® **GRUPO FINANCIERO BBVA BANCOMER´S NET INCOME FROM CONTINUOUS OPERATIONS WAS 5.9% HIGHER THAN THAT OF THE SECOND QUARTER OF YEAR 2001.**

® **THE GROUP´S NET INCOME FOR THE SECOND QUARTER WAS 1,414 MILLION PESOS AND FOR THE FIRST HALF THE YEAR, WAS 3,023 MILLION PESOS.**

® **CONSUMERS LOANS GREW 31.6% OVER THE LAST YEAR, BASICALLY THROUGH CAR LOANS, CREDIT CARDS AND "CREDITON NOMINA". LOANS FOR THE PRIVATE SECTOR INCREASES 2.9% DURING THE QUARTER. BANCOMER HAS INCREASED MARKET SHARE FOR LOANS OVER THE FIRST HALF OF 2002.**

® **BANCOMER CONSOLIDATES ITS LEADERSHIP WITH 22.3% MARKET SHARE AS FINANCIAL AGENT, IN INVESTMENT BANKING OPERATIONS.**

® **DEMAND DEPOSITS GREW 16.1% OR 18,950 MILLION PESOS, BETWEEN JUNE 2001 AND JUNE 2002, IMPROVING THE FUNDING MIX. BANCOMER ALSO INCREASES ITS MARKET SHARE IN ALL CATEGORIES OF DEPOSITS COMPARED TO DECEMBER 2001.**

® **THE LAST JUNE, THE MEXICAN GOVERNMENT AND THE MEXICAN BANK DEPOSIT AGENCY (IPAB) SUCCESSFULLY COMPLETED THE SALE OF 1,032 MILLION OF SHARES OF GFBB, EQUIVALENT TO 11.1% OF TOTAL SHAREHOLDERS´EQUITY, IN A SIMULTANEOUS SECONDARY OFFERING, PUBLIC IN MEXICO AND PRIVATE IN INTERNATIONAL MARKETS.**

The improvement of the operating results of Grupo Financiero BBVA Bancomer is the result of the following factors:

- The sustained loan growth during the quarter, contributed to stabilize net interest margin in the 5.1% that compares with 4.9% in the previous quarter.
- Commissions and fees during the first half of 2002, grew 15.5% over the same period of last year, reflecting the increasing contribution from fund transfers, credit card, ATM, mutual fund and bancassurance fees.
- The improving trend in expenses, due to expense control programs implemented, as well as to the Efficiency and Cost Program (EFYCO). The non-interest expenses continued its downward trend of the last two years, reflecting a 13.4% reduction in the first half of the year, versus the same period of 2001.

Bancomer´s performing loans to the private sector (commercial, consumer and mortgage) performed well in the second quarter of this year, up 2.9% compared to the previous quarter. Bancomer has also managed to increase market share for loans over the first half of 2002, demonstrating the strength of its distribution channels and management schemes to market credit-related products.

Consumer loans increased 31.6% in the last 12 months and 9.3% during the quarter, proof of the success of the Bank´s marketing campaigns. The "Creditón Nómina" campaign has resulted in 79,636 new loans for a total of 1,055 million pesos during the second quarter of 2002. Furthermore, this quarter a total of 4,495 car loans were granted and 155,481 credit cards opened.

This quarter the Peso-denominated commercial loan portfolio grew 1.8%, due to a greater loan demand in the corporate and middle market segments, highlighting the fact that growth in the loan book came from diversified segments and products.

During the quarter, Bancomer once again was an active participant in the fixed-income capital markets, participating in investment banking activity worth 9,215 million pesos in corporate debt, reaching 22.3% market share as of June 2002 and consolidating its role as a market leader while boosting fee income.

On June 25, 2002, Bancomer signed an agreement with the National Housing Institute (Infonavit) to grant mortgage loans to workers with beneficial Infonavit rights on preferential terms, financing up to 80% of asset value, at a fixed rate of 15.5%, and 15-year maturity.

On July 22, 2002, Bancomer, the Ministry of the Economy, and the Foundation for the Mexico´s Sustainable Development (Fundes-México), signed an agreement to grant loans to 10,000 small and medium companies, in order to invest in computer equipment, point-of-sale terminals for credit and debit cards and development of suppliers, through receivables financing.

The traditional deposits grew 4.4% during the quarter or 14,744 million pesos in this period, proof of the success of the commercial strategies to increase deposits at the branch network, also leading to greater market share in all categories of deposits compared to December 2001.

In particular, demand deposits grew 16.1% or 18,950 million pesos, between june 2001 and june 2002, improving the funding mix. The market share in these products increased from 37.7% to 42.9% in this period.

The Banking Business´ capitalization ratio as of June 2002 would be 12.4%, including market risk, above the minimum level of 8%, reflecting a strong capacity to improve Bancomer´s lending activity.

The efficiency ratio, stood at 57.3% for the first half of 2002, lower than 59.9% for the same period of last year.

GFBB´s Quarterly Results

Grupo Financiero BBVA Bancomer reports net income of 1,414 million pesos for the second quarter 2002, and 3,023 million pesos for the first half of the year. Return on average equity stood at 13.8% y return of average assets at 1.4% during the first six months of the year.

Net Interest Margin: Net interest margin stood at 5.1% during the quarter, a 20 basis-point improvement over the previous quarter, despite a 90 basis-point drop in the average 28-day interbank rate (TIIE) over the same period. This positive outcome is related with the performance of the loans to the private sector, that grew 2.9% compared to the first quarter of the year.

Non-interest income. GFBB´s non-interest income reaches 3,282 million pesos during the quarter. Commissions and fees reaches 2,816 million pesos in this period, flat versus last quarter despite registering only one bi-monthly contribution from the Afore and 13.3% higher than in the second quarter of 2001.

Fee income accounted for 62.8% of operating expenses during the second quarter of the year, versus 47.6% en the same period of 2001, reiterating the significant contribution of this type of income in stabilizing Banking Business´earnings.

Non-interest expense. The Banking Business´non-interest expense continued its downward trend of the last eight consecutive quarters, reaching 4,482 million pesos in the second quarter of the year, 2.0% lower than the previous quarter and 14.1% below second quarter of the last year.

Non-Performing Loans. The non-performing loan balance dropped 20.2% over the past twelve months. The NPL ratio thus stood at 4.8% at Jun 2002, comparing favorable to 5.6% at June 2001. The past-due loan coverage ratio was 107.6% as of June 2002.

BBVA Bancomer

Comunicado de Prensa 07/02

México, D. F. a 25 de Julio de 2002

GRUPO FINANCIERO BBVA BANCOMER REPORTA SOLIDOS RESULTADOS DE OPERACION POR EL SEGUNDO TRIMESTRE DE 2002

® **GRUPO FINANCIERO BBVA BANCOMER (GFBB) AUMENTA SUS UTILIDADES ORDINARIAS EN 5.9%.**

® **LA UTILIDAD NETA DEL GRUPO POR EL SEGUNDO TRIMESTRE DE 2002 ES DE 1,414 MILLONES DE PESOS, CON LO QUE LA UTILIDAD NETA ACUMULADA POR LOS PRIMEROS SEIS MESES DEL AÑO ASCIENDE A 3,023 MILLONES DE PESOS.**

® **LA CARTERA DE CREDITOS AL CONSUMO DE BANCOMER, CRECE 31.6% EN LOS ULTIMOS 12 MESES, PRINCIPALMENTE A TRAVES DE PRESTAMOS DE AUTO, TARJETA DE CREDITO Y "CREDITON NOMINA". LOS CREDITOS AL SECTOR PRIVADO CRECEN 2.9% EN EL TRIMESTRE. BANCOMER GANA PARTICIPACION DE MERCADO EN EL SEGMENTO DE CREDITO DURANTE EL AÑO 2002.**

® **BANCOMER CONSOLIDA SU LIDERAZGO EN LAS OPERACIONES DE BANCA DE INVERSIÓN CON UNA PARTICIPACIÓN DE MERCADO DE 22.3%**

® **LA CAPTACION A LA VISTA DE BANCOMER AUMENTA 16.1% ENTRE JUNIO 2001 Y JUNIO 2002, REPRESENTANDO UN INCREMENTO DE 18,950 MILLONES DE PESOS EN ESTE PERIODO, MEJORANDO CON ELLO LA MEZCLA DE CAPTACION DEL BANCO. TAMBIEN EN CAPTACIÓN TOTAL, LA PARTICIPACION DE MERCADO DE BANCOMER SE HA INCREMENTADO DURANTE EL AÑO 2002.**

® **EL PASADO MES DE JUNIO, EL GOBIERNO FEDERAL MEXICANO Y EL IPAB VENDIERON 1,032 MILLONES DE ACCIONES GFBB EN OFERTA SIMULTANEA EN MÉXICO Y EN LOS MERCADOS INTERNACIONALES. LA OFERTA REPRESENTÓ 11.1% DEL CAPITAL DE GRUPO FINANCIERO BBVA BANCOMER Y FUE COLOCADA EXITOSAMENTE EN SU TOTALIDAD**

Los sólidos resultados reportados por Grupo Financiero BBVA Bancomer, se fundamentan en los siguientes factores:

- El crecimiento de los volúmenes de crédito observados durante el trimestre, que favorecen el margen financiero, para ubicarlo en 5.1% sobre activos rentables, frente a 4.9% en el trimestre anterior.
- Los ingresos por servicios del primer semestre de 2002 que crecen 15.5% respecto al primer semestre de 2001, impulsados principalmente por la mayor actividad en transferencias de dinero, tarjetas de crédito, cajeros automáticos, administración de sociedades de inversión y venta de seguros.
- La continua reducción en el gasto de operación, debido a la aplicación de estrictos programas de ahorro y al programa de Eficiencias y Costos (EFYCO). Los gastos de administración y promoción de GFBB continuaron con su tendencia descendente de los últimos 2 años, al presentar una baja de 13.4% en el primer semestre de 2002, comparado con el mismo período del año anterior.

La cartera vigente de Bancomer canalizada al sector privado (comercial, consumo y vivienda) mostró un comportamiento positivo en el segundo trimestre de 2002, creciendo 2.9%. Bancomer ha logrado incrementar su participación de mercado en crédito en el primer semestre de 2002, confirmando la potencia de sus canales de distribución y esquemas de gestión para la colocación de productos de crédito.

La cartera de consumo creció 31.6% en los últimos doce meses y 9.3% en el último trimestre, reflejando el éxito que han tenido las campañas comerciales del Banco. Con "Creditón Nómina", se otorgaron 79,636 préstamos por un monto de 1,055 millones de pesos en el segundo trimestre de 2002. Además, en el trimestre se otorgaron 4,495 préstamos de auto y se originaron 155,841 tarjetas de crédito nuevas.

La cartera comercial en pesos de Bancomer, creció 1.8% durante el segundo trimestre de 2002, debido a una mayor demanda crediticia en el segmento corporativo y de empresas. Es de destacar que el crecimiento del crédito está sustentado en segmentos y productos diversificados.

Durante el trimestre, Bancomer continuó participando activamente en el mercado de capitales, actuando como agente colocador en operaciones de deuda corporativa por 9,215 millones de pesos, con lo cual alcanzó una cuota de mercado a junio de 2002 de 22.3%, consolidándose como líder del mercado.

El pasado 25 de junio, Bancomer firmó un convenio de colaboración con Infonavit para financiar vivienda a trabajadores, en condiciones preferenciales, con créditos hasta por el 80% del valor de la vivienda, a una tasa fija de 15.5% y plazo de 15 años.

El 22 de julio pasado, Bancomer, la Secretaría de Economía y la Fundación para el Desarrollo Sostenible de México (Fundes-México), suscribieron un convenio para equipar a 10,000 micro, pequeñas y medianas empresas; a través del cual, se otorgarán créditos para la adquisición de equipo de cómputo, se instalarán terminales punto de venta para tarjetas de crédito y débito en pequeños comercios y se desarrollarán proveedores mediante el financiamiento de cuentas por cobrar.

La captación de la Red de Bancomer crece en este trimestre 4.4%, lo que significa un incremento de 14,744 millones de pesos en este periodo. El crecimiento es atribuible al éxito de las estrategias comerciales de captación en la red bancaria, que han logrado incrementar la participación de mercado en la captación vista, plazo y sociedades de inversión de renta fija, en los primeros seis meses de 2002.

En particular, los depósitos a la vista se incrementaron en 18,950 millones de pesos ó 16.1% durante los últimos 12 meses, con lo cual la mezcla de captación continuó mejorando. La participación de los depósitos a la vista en la captación tradicional de Bancomer creció de 37.7% hasta 42.9% en este periodo.

El índice de capitalización del Negocio Bancario se ubica en 15.0% al cierre junio de 2002, incluyendo riesgo de crédito y mercado, muy por encima del 8% regulatorio, lo cual le confiere una amplia capacidad de crecimiento de la cartera de crédito.

El índice de eficiencia del primer semestre del año en curso fue de 57.3% que compara favorablemente con 59.9% del primer semestre de 2001.

RESULTADOS TRIMESTRALES DE GFBB

Grupo Financiero BBVA Bancomer reporta 1,414 millones de pesos de utilidad neta por el segundo trimestre de 2002, mientras que en forma acumulada por lo que va del año 2002, alcanza 3,023 millones de pesos. El retorno sobre capital promedio es de 13.8% y el retorno sobre activos promedio es de 1.4% en los primeros seis meses de 2002.

Margen Financiero: El margen financiero de Bancomer se ubicó en 5.1% en el segundo trimestre de 2002, lo que representa un incremento de 20 puntos base con respecto al trimestre anterior, a pesar de la reducción en la tasa interbancaria promedio (TIIE a 28 días) de 90 puntos base en el mismo período. El margen financiero se vio beneficiado del incremento de 2.9% en la cartera de créditos al sector privado.

Ingreso no Financiero. El ingreso no financiero de GFBB, alcanzó 3,282 millones en el periodo abril-junio de 2002. El ingreso por servicios de GFBB alcanzó 2,816 millones de pesos en este período, monto similar al registrado el trimestre anterior, a pesar de contar solamente con una contribución bimestral de Afore Bancomer y 13.3% mayor al del segundo trimestre del año 2001. El crecimiento de este rubro sin considerar la contribución de la Afore fue de 13.2% respecto al trimestre anterior. El ingreso por servicios de GFBB del segundo trimestre de 2002, representa 62.8% del gasto de operación del período, comparado con 47.6% en el mismo periodo del año pasado, reiterando la importancia que ha cobrado este rubro como un elemento de estabilidad en los ingresos del Grupo.

Gasto de Administración y Promoción. El gasto de administración y promoción de GFBB, continuó su tendencia descendente de los últimos ocho trimestres consecutivos, ubicándose en 4,482 millones de pesos en el segundo trimestre de 2002, 2.0% menor al trimestre anterior y 14.1% menor al segundo trimestre del año anterior.

Cartera Vencida. La cartera vencida se redujo 20.2% durante los últimos 12 meses, por lo que el indicador de morosidad baja de 5.6% en el segundo trimestre de 2001, hasta 4.8% en el mismo periodo del año en curso. Al cierre de junio de 2002, el nivel de cobertura de la cartera vencida fue de 107.6%.